ENDEAVOUR SILVER CORP.

NI 43-101 TECHNICAL REPORT
AUDIT OF THE
RESOURCE AND RESERVE ESTIMATES
FOR THE
GUANACEVÍ PROJECT
DURANGO STATE
MEXICO

March 15, 2011

Report By

William J. Lewis, BSc., P.Geo.
Charley Z. Murahwi, M.Sc., P.Geo, MAusIMM
Robert J Leader, P.Eng.
Dibya Kanti Mukhopadhyay, MAusIMM

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763

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APPENDICES

APPENDIX A	Glossary of Mining Terms	At end of Report

APPENDIX B	Exploration Statistics – Drill Hole and Channel Data	At end of Report

APPENDIX C	Variography	At end of Report

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List of Tables

List of Figures

Figure 11.6	Longitudinal Section Showing Intersection Points on the Armagedon Vein	64

Figure 11.7	Longitudinal Section Showing Intersection Points on the Calvario Vein	64

Figure 11.8	Cross-Section Showing the Holes (NB2-1 through NB2-5) Drilled to test the Calvario and Armagedon Vein Structures in the Noche Buena Area	65

Figure 11.9	Cross-Section Showing the Holes (NB3-1, NB3-3, NB3-4 and NB3-5) Drilled to test the Calvario and Armagedon Vein Structures in the Noche Buena Area	66

Figure 11.10	Surface Drill Hole Map of the Epsilon – Soto Area, San Pedro Sub- District, Guanaceví	67

Figure 11.11	Longitudinal Section Showing Intersection Points on the Soto Vein	68

Figure 11.12	Cross-Section Showing Holes EPS1-1B and EPS1-2 Drilled to Test the Epsilon and Soto Vein Structures	69

Figure 11.13	Cross-Section Showing Holes EPS3-1 through EPS3-3 Drilled to Test the Epsilon and Soto Vein Structures	70

Figure 11.14	Surface Drill Hole Map of the Veronica Area, San Pedro Sub-District, Guanaceví	71

Figure 11.15	Longitudinal Section Showing Intersection Points on the La Blanca Vein	72

Figure 11.16	Longitudinal Section Showing Intersection Points on the Mi Niña Vein	73

Figure 11.17	Cross-Section Showing the Hole BC-03 Drilled to Test the La Blanca and Mi Niña Vein Structures	73

Figure 11.18	Longitudinal Section of the Northern Part of North Porvenir Mine Showing Intersection Points of Drill Holes Completed on the Santa Cruz Vein (Zone 1 (FW) and Zone 2 (HW))	76

Figure 11.19	Lonitudinal Section of the Northern Part of North Porvenir Mine Showing Intersection Points of Drill Holes Completed on the Santa Cruz Vein (Zone 1 (FW) and Zone 2 (HW))	76

Figure 11.20	Cross-Section through Holes PS-636-01, -02 and -03 Drilled to Test the Santa Cruz Vein in the North Porvenir Mine	78

Figure 11.21	Cross-Section through Holes PS-628-01, PS-626-01 and PS-626-02 Drilled to Test the Santa Cruz Vein in the North Porvenir Mine	79

Figure 11.22	Cross-Section through Holes PS-644-01, PS-647-01, PS-645-01 and PS-645-02 Drilled to Test the Santa Cruz Vein in the North Porvenir Mine	80

x

Figure 18.3	Aerial View of the Plant and Tailings Facilities of the Guanaceví Mines Project	188

Figure 18.4	Longitudinal Section of the Porvenir North Mine (looking northeast) showing Mine and Development Plan through December, 2011	194

Figure 18.5	Longitudinal Section of the Porvenir North Mine Central (looking northeast) showing Mine and Development Plan through December, 2011	195

Figure 18.6	Longitudinal Section of the Porvenir Dos Mine (looking northeast) showing Mine and Development Plan through December, 2011	196

1.0      SUMMARY

Endeavour Silver Corp. (Endeavour Silver) has retained Micon International Limited (Micon) to conduct an audit of the updated resource and reserve estimates for its Guanaceví Mines project, located near the town of Guanaceví in the northwest part of the State of Durango in Mexico. This Technical Report constitutes an audit of the December 31, 2010 mineral resource and reserve estimates conducted on the property by Endeavour Silver. The audit was performed to ensure that the mineral resources and reserves comply with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions referred to in Canadian National Instrument 43-101 (NI 43-101).

The previous December 31, 2009 resource and reserve estimates were the subject of a March 15, 2010 Technical Report by Micon. The current Micon audit incorporates the exploration and mining data gathered since the publication of the March, 2010 report. The March, 2010 Endeavour Silver Technical Report was posted on the System for Electronic Document Analysis and Retrieval (SEDAR). SEDAR is the filing system developed for the Canadian Securities Administrators (CSA).

1.1      PROPERTY DESCRIPTION

The Guanaceví Mines project is located within the Municipality of Guanaceví in the State of Durango, Mexico, near its northern border with the state of Chihuahua. The property is accessed by travelling from the city of Durango, located 260 kilometres (km) southeast. Durango has a modern airport with daily flights to and from Mexico City and portions of the United States. The Guanaceví Mines project is located on the edge of the Sierra Madre, a series of rugged mountains with higher points reaching 3,300 metres (m) above sea level. The Guanaceví Mines project is located at approximately 105°58'20"W longitude and 25°54'47"N latitude.

The Guanaceví mining district covers an area measuring approximately 5 km northeast-southwest by 10 km northwest-southeast and contains more than 50 silver/gold mines. Although only three of the mines are presently operating, there is considerable mining experience available in the area.

1.2      OWNERSHIP

Endeavour Silver holds the Guanaceví Mines project through its 100% owned Mexican subsidiary Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the project through its two 100% owned subsidiaries Minera Plata Adelante S.A. de C.V. (Minera Plata Adelante) and Refinadora Plata Guanaceví S.A. de C.V. (Refinadora Plata Guanaceví). At present, the project is comprised of 40 mineral concessions. The mineral concessions are not all contiguous and vary in size, for a total property area of 1,072.11 ha. The annual 2011 concession tax for the Guanaceví properties is approximately 219,570 Mexican pesos, which is equal to about US $17,566 at an exchange rate of 12.50 pesos to US $1.00.

On February 9, 2009, Endeavour Silver entered into a mining exploration agreement with Minerales Monte Blanco S.A. de C.V. (Minerales Monte Blanco), represented by Sergio Enrique Silva Franco, on the El Porvenir Cuatro and La Brisa concessions totaling approximately 55.5518 ha. The El Porvenir Cuatro and La Brisa agreement is an option to earn 100% of these properties over two years for a total consideration of US $700,000.

In February, 2010, Endeavour Silver exercised its option to purchase the El Porvenir Cuatro and La Brisa properties and has now acquired a 100% interest in these properties by paying a total consideration to the vendors of US $100,000 cash and 136,054 shares on signing the option agreement, and an additional 71,428 common shares and US $160,000 cash on the early exercise of the option to purchase.

In July 2010, Endeavour Silver acquired 100% interest in the Elizabeth (17.0 ha) and El Calvario (1.3 ha) properties in Guanaceví. The purchase price of these properties was US$50,000. The El Calvario property is situated in the central part of San Pedro, adjacent to the historic, high grade Noche Buena mine and transected by the Noche Buena vein. The Elizabeth property is situated approximately 1 km east of Endeavour Silver’s Porvenir Mine.

In addition to the mineral rights, Endeavour Silver has agreements with various private ranch owners and local Ejidos (El Hacho and San Pedro) that provide access for exploration and exploitation purposes.

1.3      HISTORY

It is not known if the indigenous peoples or the Spanish colonists first began mining in the Guanaceví district but mining extends back to at least 1535 when the mines were first worked by the Spanish. By the start of the 18th century, Guanaceví had become an important mining centre in the Nueva Vizcaya province of Nueva España (New Spain), as reported by Alexander von Humboldt in his travels through Nueva España. However, the Guanaceví mining district is not as well known today.

The Guanaceví mining district and the Guanaceví project area are riddled with mine openings and old workings, in a somewhat haphazard fashion near surface, representing the earliest efforts at extraction, and more systematic at depth, which is indicative of later, better organized and engineered mining. Associated with these openings and workings is a number of ruins, which represent the mine buildings, chapels and residences of the inhabitants and indicate the wealth of the mining district during its past.

The vast bulk of the material which has been extracted from underground operations through the tunnels, shafts and winzes is scattered over the hillsides in waste dumps and beneath the foundations of the ruins and modern buildings. Historically, individual veins or deposits had separate owners and, in the case of some of the larger veins or deposits, had several owners along the strike length which resulted in a surfeit of adits and shafts and very inefficient operations.

During the late sixteenth century silver production accounted for 80% of all exports from Nueva España, although, by the mid-seventeenth century silver production collapsed when mercury, necessary to the refining process, was diverted to the silver mines of Potosí in present day Bolivia. Collapse of the seventeenth century mining led to widespread bankruptcy among the miners and hacienda owners; however, in the latter half of the seventeenth century silver mining began to recover in Nueva España. By the start of the 18th century, Guanaceví had become an important mining centre in the Nueva Vizcaya province.

The peasant uprisings of 1810 to 1821 were disastrous to the Mexican mining industry with both the insurgents’ soldiers and royalist troops all but destroying the mining production in Mexico, and the Guanaceví mining district was not spared during this period.

The district has experienced several periods of bonanza-grade production, including the operation of a mint in 1844. The Guanaceví mining district, however, reached its greatest period of activity at the start of the 20th century, when five processing plants were in operation and more than 15 mines were in production.

J.R. Southworth in his 1905 volume entitled “The Mines of Mexico” mentions that Guanaceví is a very rich district and “that many of the largest capitalists of New York have enormous interests in its mines”. Southworth mentions that the Barradán, Hacienda Wilson, El Carmen, Nueva Australia and Hacienda Avila were all good mines and properties within the Guanaceví mining district. However, Southworth also mentioned that “considering the large number of once famous properties in Guanaceví, there are comparatively few now in operation. The cessation of development has been due to various causes, though usually not from lack of ore.”

The vast majority of production came prior to the 1910 Mexican Revolution with the Guanaceví mining district being known for its high silver grades. Previous reports noted that the official production records indicate that a total value of 500 million pesos, or approximately 500 million ounces of silver and silver equivalents, with a present day value of about US $3.25 billion, had been extracted from this mining district. This makes the Guanaceví district one of the top five silver mining districts in Mexico on the basis of past production.

The extent of historical exploration on the property is relatively unknown. Prior to management by Endeavour Silver, production was coming from three mines without the benefit of any systematic exploration drilling, geological mapping or mine planning.

1.4      GEOLOGY AND MINERALIZATION

The Guanaceví mineral deposits occur as an epithermal low sulphidation, quartz-carbonate, fracture-filling vein hosted by a structure that trends approximately N45°W and dips 55° southwest. The fault and vein comprise a structural system referred to locally as the Santa Cruz vein structure or Santa Cruz vein fault. The Santa Cruz vein itself has been traced for 5 km along the trend and averages approximately 3.0 m in width. High-grade mineralization in the system is not continuous, but occurs in steeply northwest-raking shoots up to 200 m in strike length. A second vein is located sub-parallel and subjacent (located in the footwall) to the Santa Cruz vein but is less continuous. The footwall vein is economically significant in the Porvenir Dos zone and in the northern portion of deep North Porvenir.

The Santa Cruz vein is a silver-rich structure with lesser amounts of gold, lead and zinc. Based on historic production, mineralization has averaged 500 grams per tonne (g/t) silver and 1 g/t gold over 3 m true width. The minerals encountered are argentite-acanthite with limited gold, galena, sphalerite, pyrite and manganese oxides. Gangue minerals noted are barite, rhodonite, rhodochrosite, calcite, fluorite and quartz. The mineralization down to Level 6 in the Santa Cruz mine is mainly oxidized with a transition zone of oxides to sulphides occurring between Levels 6 to 8, although some sulphide ore was mined above Level 6. Mineralization exhibits evidence of episodic hydrothermal events which generated finely banded textures. High-grade mineralization in the district is commonly associated with multiple phases of banding and brecciation. In the Porvenir Dos area and in the deeper portion of North Porvenir, a footwall-hosted vein is associated with the Santa Cruz vein structure. In both areas, this footwall vein is either within Guanaceví Formation footwall rocks or is at the structural contact between the Guanaceví Formation and Lower Volcanic Sequence andesite. It is banded to brecciated quartz plus carbonate and contains local scatterings (< 1%) of sulphides (pyrite>sphalerite >galena>chalcopyrite) and rare pods (< 50 cm) of sulphides.

1.5      EXPLORATION

Exploration data for the Guanaceví Mines project are kept on file at both the project geological/engineering and exploration offices. The data are also on file at Endeavour’s exploration administration office, currently located in the city of Durango, Mexico. The data handling system includes a Microsoft Excel database, ACAD drafting software and Maptek’s Vulcan deposit modelling software.

During 2010, Endeavour Silver spent US $3,930,487 (including property holding costs) on exploration activities on Porvenir Cuatro, San Pedro and La Brisa.

On the whole, exploration results in all the areas investigated were encouraging. Follow-up work is planned for 2011.

1.6      RESOURCE AND RESERVE ESTIMATION

Operations Division

For the December 31, 2010 reserve and resource estimates, two different methodologies have been employed by the Operations Division for the Guanaceví Mines project.

The two methodologies used, and the mineralized areas to which they have been applied are:

  Block modelling for Santa Cruz.

  A separate methodology for Porvenir North, Porvenir Dos, Porvenir Cuatro and Alex Breccia as described below.

For the Porvenir North, Porvenir Dos, Porvenir Cuatro and Alex Breccia mines, the resource and reserve estimates were completed in a 2-D horizontal plane. The model was then rotated back to 3-D. Drill holes and composites were converted into point data with a single 3-D UTM coordinate. These data were rotated twice: first, a clockwise rotation was applied to align to the local grid and, second, the data were rotated to horizontal. These point data, particularly accumulation and thickness, were used for estimation. Compositing of the drill holes was done in an Excel spreadsheet to vein width. The composite grades and thicknesses were used in the modelling process. The footwall surface was then modelled to coincide with the footwall composite boundary. The modelled thickness was added to the footwall grid on a cell-by-cell basis to create the hanging wall surface. These two modelled surfaces were joined together to create a wireframe of the mineralized zone. Un-estimated blocks were given a vein thickness based on the average thickness of nearby cells.

Exploration Division

Due to the limited number of data/drill holes, Endeavour Silver’s Exploration Division has used the traditional polygonal approach for the estimation of the December 31, 2010 resources for most of the veins or deposits. The 2-D polygonal method is based on the use of a longitudinal section to estimate the mineral resources for the Noche Buena, Buena Fé, Epsilon-Soto, La Blanca-Mi Niña and Milache deposits in the San Pedro sub-district. Mineral resource blocks are defined by drawing a polygon around each drill intercept on a longitudinal section. Before a polygon is drawn, the intercept must be above the established cut-off grade and meet the 1.5 m minimum width criterion. A 25 m projection from the centroid of the drill intercept is then made for indicated resource blocks. When the continuity of mineralization is determined, an additional 25 m projection is made for inferred resources. Block volumes are estimated by drawing each block area on a longitudinal section and measuring this area using AutoCAD. The area of the block is then multiplied by the average horizontal width of the composited drill intercept to estimate the volume.

Audited Reserve and Resource Figures

Micon has audited Endeavour Silver’s updated reserve and resource estimates for the period ending December 31, 2010. Following the audit, the accepted figures of the reserve estimate are presented in Table 1.1, while the accepted figures for Indicated and Inferred mineral resources are presented in Tables 1.2 and 1.3, respectively. Currently (i.e. as at December 31, 2010), there are no Measured resources. The mineral reserve figures reported here are in addition to the reported mineral resources

Table 1.1
December 31, 2010 Proven and Probable Mineral Reserve Estimate, Guanaceví Mines Project

Reserve Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver Equivalent (g/t)	Silver (oz)	Gold (oz)	Silver Equivalent (oz)
Proven	466,000	313	0.64	353	4,689,000	9,600	5,283,000
Probable	816,000	237	0.40	262	6,218,000	10,000	6,866,000
Total Proven and Probable	1,282,000	265	0.49	295	10,907,000	20,000	12,149,000

Table 1.2
December 31, 2010 Indicated Mineral Resource Estimate, Guanaceví Mines Project

Resource Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver Equivalent (g/t)	Silver (oz)	Gold (oz)	Silver Equivalent (oz)
Measured	---	---	---	---	---	---	---
Indicated	2,309,000	232	0.46	259	17,215,000	34,200	19,247,000
Total Measured and Indicated	2,309,000	232	0.46	259	17,215,000	34,200	19,247,000

Table 1.3
December 31, 2010 Inferred Mineral Resource Estimate, Guanaceví Mines Project

Resource Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver Equivalent (g/t)	Silver (oz)	Gold (oz)	Silver Equivalent (oz)
Inferred	2,070,000	219	0.46	246	14,564,000	30,400	16,349,000
Total Inferred	2,070,000	219	0.46	246	14,564,000	30,400	16,349,000

In addition to these reserves and resources, Guanaceví has a stockpile as detailed in Table 1.4. Although the stockpile was inspected during Micon’s June, 2010 site visit, it was not subject to the Micon audit.

Table 1.4
December 31, 2010 Stockpile Reserves, Guanaceví Mines Project

Resource Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver Equivalent (g/t)	Silver (oz)	Gold (oz)	Silver Equivalent (oz)
Proven	110,000	313	0.50	338	1,107,000	1,800	1,215,000
Total Stockpile	110,000	313	0.50	338	1,107,000	1,800	1,215,000

The process of mineral resource and reserve estimation includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material. The reserve and resource figures in Tables 1.1 through 1.4 have been rounded in most cases to reflect that the numbers are estimates. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

1.7      DEVELOPMENT AND OPERATIONS

For the year ending December 31, 2010, silver production was 2,448,826 oz and gold production was 6,272 oz. Plant throughput for 2010 was 312,087 tonnes at an average grade of 323 g/t silver and 0.73 g/t gold. In 2010, mill recoveries averaged 75.5% for silver and 85.2% for gold.

For 2011, Endeavour Silver is forecasting to produce 2.616 million ounces of silver and 5,325 ounces of gold from the Guanaceví Mines project. Plant throughput for 2011 is forecast at 353,000 t at an estimated average grade of 304 g/t silver and 0.53 g/t gold. Recoveries are forecast to average 78% and 82% for silver and gold, respectively. Plant throughput is based on production from the Porvenir North mine, Porvenir Dos mine and third party ore bought from local miners.

Endeavour Silver mine management is currently working on projects to access the deeper portions of already developed ore zones, as well as opening up new mineralized zones.

Two ramps are currently being driven from the Porvenir mine, one into the deep part of the North Porvenir ore zone, where production has already begun, and the other into the deeper portion of the Santa Cruz mine ore zone. The first development headings in Santa Cruz were opened in mid to late 2010.

A ramp driven into Porvenir Dos in 2009 has been completed. Seven production levels were in operation in 2010. Endeavour Silver started a ramp into the Porvenir Cuatro zone in 2010. The development of the first two levels was complete at the end of 2010.

Endeavour Silver is continuing to seek additional improvements and to expand the mineral resources at it operations at the Guanaceví Mines project.

The Guanaceví Mines project produces doré silver bars. However, potentially economic base metals in new deposits currently under development (Alex Breccia and Santa Cruz) may be recovered from Endeavour Silver’s re-commissioned flotation circuit.

1.8      INTERPRETATION AND CONCLUSIONS

1.8.1      General Statement

Endeavour Silver’s Guanaceví Mines project has an extensive mining history and well known silver and gold bearing vein systems. The ongoing exploration programs have continued to demonstrate the potential for the discovery of additional resources and reserves as development and exploration at the mine continue.

In addition, since taking over the day-to-day operation of the mine, Endeavour Silver has continued to implement measures in a number of areas which have culminated in increased productivity and efficiency, leading to cost savings. Further improvements in implementing low cost mining techniques should allow mining to be expanded beyond the boundaries of previously mined areas and extend into new areas.

1.8.2      The Audit Process

Micon’s audit of the reserves/resources for Endeavour Silver was carried out in two stages: (a) verification of data and associated in-house protocols and (b) analysis of data, its manipulation and results.

For verification of data and in-house protocols, Micon relied on the evidence gathered from the site visits, during which first-hand information was gathered on reserve/resource blocks, QA/QC protocols, level of geological/mineralization understanding, visual confirmation of mineralization in drill cores and underground exposures and resource/reserve database construction. With respect to the reserve/resource tonnages and grades, Micon’s audit focused on drilling/sampling density, choice and suitability of estimation methodology, reasonableness of estimates including accuracy of calculations/computations.

1.8.3      Reserve/Resource Audits

Following its review, Micon is satisfied that the geology/exploration teams at Guanaceví have acquired a good understanding of the geology and mineralization controls which have an important bearing on resource estimates and future exploration programs. Thus, the resource estimation process (in particular for new reserve/resource blocks) is well supported by a good geological/mineralization model. The acquisition of the Ballmark Core Orientation System has enhanced the abilities of Endeavour’s Silver’s exploration division in determining the geometry of the manto type deposits at Buena Fé and other structurally complex targets.

Endeavour Silver has a robust QA/QC system which is enhanced by the Century Systems Technology data management software. Based on its verification process, Micon is satisfied that the database used in the reserve/resource estimate is credible.

Micon has conducted an audit of the Endeavour Silver resource and reserve estimates for the period ending December 31, 2010 and considers these estimates to have been reasonably prepared and to conform to the current CIM standards and definitions for estimating resources and reserves as required under NI 43-101 regulations. Micon also considers that all the estimation techniques used by Endeavour Silver are appropriate and commensurate with the data levels. Accordingly, Micon accepts Endeavour Silver’s resource and reserve estimates as an appropriate basis for the ongoing mining operations at the Guanaceví Mines project. In Micon’s opinion, there are no significant technical, legal, environmental or political considerations which would affect the extraction and processing of the resources and reserves at the Guanaceví Mines project.

1.8.4      Future Potential

Micon believes that the land controlled by Endeavour Silver continues to be highly prospective both along strike and down dip of the existing mineralization and that further resources could be converted into reserves with additional exploration and development.

Endeavour Silver is in the position of being able to apply modern exploration concepts and technology to one of the major historical mining districts in Mexico which previously had experienced only limited exploration. Therefore, Micon believes that the property continues to hold the potential for the discovery of deposits of similar character and grade as those currently being exploited or mined in the past, either along the trend of the vein or at depth below the presently exploited areas.

In the case of the Guanaceví Mines project, although a number of mineralized areas have been exploited in the past, improvements in mining techniques have allowed mining to be expanded within the boundaries of previously mined areas and extended into new areas.

Micon is satisfied that Endeavour Silver’s exploration and development objectives for the year ended December 31, 2010 have been met, as evidenced by the discovery of the Epsilon-Soto and La Blanca-Mi Nina deposits and a significant increase in resources/reserves in other areas. Micon believes that the program for further exploration on the Guanaceví Mines project proposed by Endeavour Silver is both warranted and justified as the potential for the continuing discovery of additional resources is good.

1.9      RECOMMENDATIONS

1.9.1      Exploration Programs

Endeavour Silver’s exploration programs are ongoing and exploration efficiencies appear to be improving progressively as new resources are being discovered.

In 2011, Endeavour Silver plans a follow-up exploration program focused on several of the new discoveries made in the San Pedro sub-district near Endeavour Silver's mining operation at Guanaceví and testing several new prospective targets within the district. The primary long-term goal of this program is to expand reserves and resources and to identify properties for potential acquisition in the Guanaceví district for future growth.

The 2011 exploration program is planned to include 10,000 m of core in 35 surface diamond drill holes to test mantos, stockworks and veins in the San Pedro area in the Guanaceví district. The manto style mineralization in the Buena Fé area (San Pedro) represents an area with considerable potential and could be prioritized in the 2011 drilling plans. The estimated cost of diamond drilling is approximately US $170/m.

Drilling proposed for the San Pedro area will mainly test high grade veins and mantos in the Epsilon-Soto vein and Santa Isabel areas. Mineralized zones are principally comprised of quartz, carbonate and adularia veins with sphalerite, galena and pyrite, hosted in Tertiary-age volcaniclastic andesite.

Given that (1) the known mineralization on the Santa Cruz vein extends some 4,500 m along strike, (2) the mineralized zones in the Deep Santa Cruz, Porvenir, Porvenir Dos and Alex Breccia areas are open at depth, and (3) the down-dip potential of the Deep Santa Cruz, Porvenir, Porvenir Dos and Alex Breccia areas does not appear to be constrained by the increase in base-metal to silver and gold ratios, Endeavour Silver could reasonably expect that further exploration may yield additional mineralized areas which could have a positive impact on the resources and possibly on the reserves as exploration and development continue at the Guanaceví Mines project. Micon believes that the program for further exploration on the Guanaceví Mines project proposed by Endeavour Silver is both warranted and justified as the potential for the continuing discovery of additional resources is good.

The proposed exploration program will focus on expanding the highest priority discovery areas in order to prepare them for an updated reserve/resource report at year-end 2011.

Table 1.5 summarizes the planned 2011 exploration budget for the Guanaceví Mines project.

Table 1.5
Guanaceví Exploration Priority Targets – 2011

Project Area	2011 Program			Budget US $
	Holes	Metres	Samples
Priority Target Areas
San Pedro Surface	35	10,000	4,675	1,780,700
Porvenir Mine Surface & Underground	15	5,000	1,500	791,000
Totals	50	15,000	6,175	2,571,700

Table provided by Endeavour Silver Corp.

1.9.2      Further Recommendations

Micon makes the following additional recommendations to assist Endeavour Silver in its exploration and resource/reserve estimation processes:

1)	Micon recommends that future budgets should include modern-day technology sampling tools to improve the quality of the underground samples used for evaluation.

2)

Micon recommends that Endeavour Silver continues to develop an effective reconciliation plan for the Guanaceví Mines project. The ability to be able to reconcile the ore mined and milled on a stope-by-stope basis to the original estimates for the stope will be a critical factor in future resource and reserve estimations. The reconciliations will form the basis of reviewing dilution estimates, mining loss and gain estimates, and will assist in reviewing the classification categories of the resources.

3)	Micon recommends that, as further data are generated from mining, more detailed examination of the modelling parameters should be undertaken to develop better estimation protocols.

4)	Micon recommends that the new method of grade interpolation applied to Porvenir Dos and Porvenir Cuatro be stabilized by relating it to a linear method of estimation.

2.0      INTRODUCTION

At the request of Mr. Godfrey Walton, President and Chief Operating Officer of Endeavour Silver Corp. (Endeavour Silver), Micon International Limited (Micon) has been retained to provide an independent audit and review of the resource and reserve estimation for the Guanaceví Mines project in the State of Durango, Mexico. This report is an update of the previous Micon Technical Report entitled “NI 43-101 Technical Report, Audit of the Resource and Reserve Estimates for the Guanaceví Project, Durango State, Mexico” and dated March 15, 2010. The 2010 report was posted by Endeavour Silver on the System for Electronic Document Analysis and Retrieval (SEDAR). SEDAR is the filing system developed for the Canadian Securities Administrators (CSA).

This report constitutes an audit of the December 31, 2010 mineral resource and reserve estimates conducted on the project by Endeavour Silver. The audit was conducted to ensure that these estimates complied with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions required under Canadian National Instrument 43-101 (NI 43-101) regulations.

The geological setting of the property, mineralization style and occurrences, and exploration history were described in Technical Reports that were prepared by Endeavour Silver (2008), Micon (2007, 2009 and 2010), Range Consulting (2006), Watts, Griffis and McOuat Limited (WGM) (2005), and in various government and other publications listed in Section 21 “References”. The relevant sections of those reports are reproduced herein.

The Qualified Persons responsible for the preparation of this report and the audit of the resource and reserve estimates on the Guanaceví Mines project are William J. Lewis, B.Sc., P. Geo. and Charley Z. Murahwi, P. Geo., MAusIMM, both of whom are senior geologists with Micon based in Toronto, Dibya Kanti Mukhopadhyay, MAusIMM., a senior mineral resource geologist with Micon based in Norwich (UK) and Robert J. Leader, P.Eng., a senior mining engineer with Micon, based in Vancouver.

All currency amounts are stated in US dollars or Mexican pesos, as specified, with costs and commodity prices typically expressed in US dollars. Quantities are generally stated in metric (SI) units, the standard Canadian and international practice, including metric tons (tonnes, t) and kilograms (kg) for weight, kilometres (km) or metres (m) for distance, hectares (ha) for area, grams (g) and grams per metric tonne (g/t) for gold and silver grades (g/t Au, g/t Ag). Wherever applicable, any Imperial units of measure encountered have been converted to Système International d’Unités (SI) units for reporting consistency. Precious metal grades may be expressed in parts per million (ppm) or parts per billion (ppb) and their quantities may also be reported in troy ounces (ounces, oz), a common practice in the mining industry. Base metal grades may be expressed as a percentage (%). Table 2.1 provides a list of the various abbreviations used throughout this report. Appendix A contains a glossary of mining terms.

Table 2.1
List of the Abbreviations

Name	Abbreviations	Name	Abbreviations
BSI Inspectorate	BSI	Million ounces	Moz
Canadian Institute of Mining, Metallurgy and Petroleum	CIM	Million years	Ma
Canadian National Instrument 43-101	NI 43-101	Million metric tonnes per year	Mt/y
Carbon in leach	CIL	Milligram(s)	mg
Centimetre(s)	cm	Millimetre(s)	mm
Comisión de Fomento Minero	Fomento Minero	Minera Capela S.A de C.V.	Minera Capela
Day	d	Minera Planta Adelente S.A. de C.V.	Minera Planta Adelente
Degree(s)	o	Minera Santa Cruz y Garibaldi S.A. de C.V.	Minera Santa Cruz
Degrees Celsius	[o]C	North American Datum	NAD
Digital elevation model	DEM	Net present value	NPV
Dirección General de Minas	DGM	Net smelter return	NSR
Dollar(s), Canadian and US	$, CDN $ and US $	Not available/applicable	n.a.
Endeavour Gold S.A de C.V.	Endeavour Gold	Ounces (troy)	oz
Endeavour Silver Corp	Endeavour Silver	Ounces per year	oz/y
Gram(s)	g	Parts per billion	ppb
Grams per metric tonne	g/t	Parts per million	ppm
Greater than	>	Percent(age)%
Grupo Peñoles	Peñoles	Quality Assurance/Quality Control	QA/QC
Hectare(s)	ha	Range Consulting Group, LLC	Range Consulting
Internal rate of return	IRR	Second	s
Kilogram(s)	kg	Specific gravity	SG
Kilometre(s)	km	System for Electronic Document Analysis and Retrieval	SEDAR
Less than	<	Système International d’Unités	SI
Litre(s)	L	Tonne (metric)	t
Metalurgica Guanaceví S.A. de C.V.	Metalurgica Guanaceví	Tonnes (metric) per day	t/d
Metre(s)	m	Tonnes (metric) per month	t/m
Mexican Peso	peso	Universal Transverse Mercator	UTM
Micon International Limited	Micon	Year	y
Million tonnes	Mt

Micon previously visited Endeavour Silver’s Guanaceví Mines project from December 15 to 18, 2006, September 6 to 9, 2008 and November 20 to 22, 2009. Micon’s latest site visit occurred between June 23 and 25, 2010.

Micon was assisted during the visits by a number of employees and consultants working for Endeavour Silver, including Barry Devlin, P. Geo., Vice President of Exploration, Ing. Luis R. Castro, Endeavour Silver’s Exploration Manager based in Durango and Mike Munroe, Chief Mines Geologist, Guanaceví. During the first site visit, one grab sample was taken from an underground muck pile to independently verify the mineralization on the property. Further sampling was not undertaken because the independent verification of the mineralization can be conducted by reviewing Endeavour Silver’s production records for the project.

Mr. Murahwi visited the Guanajuato property in 2008, 2009 and 2010, where the underground mine workings and surface facilities were inspected, and the initial review of the database and block model for the resource and reserve estimate was performed. Mr. Murahwi was accompanied by Mr. Mukhopadhyay during the 2010 Guanaceví site visit.

The review of the Guanaceví Mines project was based on published material researched by Micon, as well as data, professional opinions and unpublished material submitted by the professional staff of Endeavour Silver or its consultants. Much of the data came from reports prepared and provided by Endeavour Silver or its Mexican subsidiary, Endeavour Gold. The review of the Quality Assurance/Quality Control protocols and resource and reserve estimation parameters was conducted during the site visits to the Guanaceví Mines project. Further review of the resource and reserve parameters and an audit of the resource and reserve estimates were undertaken in January and February, 2011, upon completion of the estimates by Endeavour Silver. The audit of the resource and reserve estimates was conducted in Micon’s Toronto, Vancouver (Canada) and Norwich (UK) offices upon receipt of the block models and polygonal resource information.

Micon is pleased to acknowledge the helpful cooperation of Endeavour Silver’s management and personnel, all of whom made any and all data requested available and responded openly and helpfully to all questions, queries and requests for material.

Micon does not have nor has it previously had any material interest in Endeavour Silver or related entities or interests. The relationship with Endeavour Silver is solely a professional association between the client and the independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

3.0      RELIANCE ON OTHER EXPERTS

Micon has reviewed and analyzed data provided by Endeavour Silver, its consultants and previous operators of the property, and has drawn its own conclusions therefrom, augmented by its direct field examination. Micon has not carried out any independent exploration work, drilled any holes or carried out any extensive program of sampling and assaying on the property.

Micon audited Endeavour Silver’s previous December 31, 2009 resource and reserve estimates and the results were published in a Technical Report dated March 15, 2010. The March, 2010 estimates have been superseded by new resource and reserve estimates which was completed by Endeavour Silver in early January, 2011 but have an effective date of December 31, 2010. The December 31, 2010 estimates conform to the presently accepted industry standards and definitions for resource and reserve estimates and are compliant with the CIM definitions required by NI 43-101 and, therefore, are reportable as mineral resources and reserves by Endeavour Silver.

While exercising all reasonable diligence in checking, confirming and testing it, Micon has relied upon Endeavour Silver’s presentation of the project data in formulating its opinion.

Micon has not reviewed any of the documents or agreements under which Endeavour Silver holds title to the Guanaceví project or the underlying mineral concessions and Micon offers no opinion as to the validity of the mineral titles claimed. A description of the properties, and ownership thereof, is provided for general information purposes only. The existing environmental conditions, liabilities and remediation have been described where required by NI 43-101 regulations. These statements also are provided for information purposes only and Micon offers no opinion in this regard.

The descriptions of geology, mineralization and exploration are taken from reports prepared by various companies or their contracted consultants. The conclusions of this report rely on data available in published and unpublished reports and information supplied by the various companies which have conducted exploration on the property, and information supplied by Endeavour Silver. The information provided to Endeavour Silver was supplied by reputable companies and Micon has no reason to doubt its validity.

The maps and tables for this report were either produced by Endeavour Silver or reproduced/derived from reports written for Endeavour Silver and the majority of the photographs were taken by two authors of this report during the Micon site visits in December, 2006, September, 2008, November, 2009 and June, 2010. If the illustrations or tables are derived from other sources, the source is acknowledged below figure or table.

4.0      PROPERTY DESCRIPTION AND LOCATION

Since January, 2005, the Guanaceví Mines project has been owned and operated by wholly -owned subsidiary companies of Endeavour Silver of Vancouver, Canada.

4.1      PROPERTY DESCRIPTION

The Guanaceví Mines project consists of an industrial complex that includes underground silver - gold mines and a cyanidation ore processing plant in the Guanaceví mining district, Durango State, México. The ore processing facility also comprises a recently commissioned flotation circuit.

The Guanaceví Mines project is located in the Guanaceví mining district which covers an area measuring approximately 5 km northeast-southwest by 10 km northwest-southeast and contains more than 50 silver/gold mines. Although only three of the mines are presently operating, there is considerable mining experience available in the area.

Currently, the Guanaceví Mines project operates at 1,000 t/d. This Technical Report presents current operating conditions and future projections as planned by Endeavour Silver. Since acquiring the property, Endeavour Silver has initiated an aggressive program of exploration, mine preparation, cyanidation plant improvement and equipment replacement. The Endeavour Silver production schedule includes mining and development of oxide and sulphide ore for processing in parallel circuits of cyanidation and flotation, which have reached a combined production capacity of more than 1,000 t/d.

For the year ending December 31, 2010, silver production was 2,448,826 oz and gold production was 6,272 oz. Plant throughput for 2010 was 312,087 tonnes at an average grade of 323 g/t silver and 0.73 g/t gold. In 2010, mill recoveries averaged 75.5% for silver and 85.2% for gold.

Endeavour Silver’s primary short-term goal at Guanaceví is to invest in mine development and plant improvements in order to steadily increase production. Endeavour’s longer term goals are to invest in exploration, find new higher grade orebodies and, if successful, evaluate the potential for further plant expansion.

Endeavour’s management recently prepared a 2011 production and exploration forecast, based on a new mine plan and new exploration targets.

4.2      LOCATION

The Guanaceví Mines project is located in the northwest portion of the Mexican state of Durango near its border with the state of Chihuahua. The location of the project is shown in Figure 4.1.

Figure 4.1
Guanaceví Mines Project Location Map

The project is located 3.6 km from the town of Guanaceví, approximately 260 km northwest of the city of Durango, which is the state capital. The town of Guanaceví also gives its name to the mining district which surrounds it.

The Guanaceví Mines project is located at the approximate UTM coordinates of 401250 east and 2866500 north in zone 14 NAD 27, or 105°58'20"W longitude and 25°54'47"N latitude.

4.3      MINERAL TENURE

Endeavour Silver holds the Guanaceví Mines project through its 100% owned Mexican subsidiary Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the project through its two 100% owned subsidiaries Minera Plata Adelante S.A. de C.V. (Minera Plata Adelante) and Refinadora Plata Guanaceví S.A. de C.V. (Refinadora Plata Guanaceví). At present, the project is comprised of 40 mineral concessions. See Figure 4.2 for a concession map of the Guanaceví Mines project and Table 4.1 for relevant information regarding the individual concessions. The mineral concessions are not all contiguous and vary in size, for a total property area of 1,072.11 ha. The annual 2011 concession tax for the Guanaceví properties is estimated to be approximately 219,570 Mexican pesos (pesos), which is equal to about US $17,566 at an exchange rate of 12.50 pesos to US $1.00 dollar.

Figure 4.2
Guanaceví Mines Project, Mineral Concessions Map

Table 4.1
Guanaceví Mines Concessions Controlled by Endeavour Silver

Concession Name	Title Number	Term of Mineral Concession		Hectares	2011 Annual Taxes (Pesos)
		From	To		1st Half	2nd Half
Santa Cruz Dos	191773	19/12/91	18/12/41	113.5387	13,265	13,265
El Pelayo Y Anexas	193392	19/12/91	18/12/41	56.2519	6,572	6,572
Unif. Santa Cruz	186577	24/04/90	23/04/40	28.5896	3,340	3,340
San Guillermo	179601	11/12/86	10/12/36	5.0000	584	584
Unificacion Flora	189233	05/12/90	04/12/40	36.5506	4,270	4,270
San Marcos	185486	14/12/89	13/12/39	5.4669	639	639
San Vicente	187020	29/05/90	28/05/40	8.0000	935	935
Nuestra Senora	185412	14/12/89	13/12/39	5.6000	654	654
San Pedro Uno	191143	29/04/91	28/04/41	49.8437	5,823	5,823
El Porvenir Dos	161449	10/04/75	09/04/25	30.0000	3,505	3,505
La Sultana	162915	08/08/78	07/08/28	11.5889	1,354	1,354
El Milache	163509	10/10/78	09/10/28	42.8866	5,011	5,011
Veronica	167013	11/08/80	10/08/80	11.7648	1,374	1,374
El Desengaño	187018	29/05/90	28/0540	19.4747	2,275	2,275
El Calvario	191733	19/12/91	18/12/41	1.3098	1,530	1,530
Elizabeth	180568	13/06/87	12/06/37	16.9973	1,986	1,986
El Rocio	227665	28/07/06	27/07/56	51.2334	846	846
Ampl. Al Bajo Del Nvo. P.	184074	15/02/89	14/02/39	7.3062	854	854
La Mazatleca	186475	02/04/90	01/04/40	14.1797	1,657	1,657
La Guirnalda	187771	17/09/90	16/09/40	46.7611	5,463	5,463
La Guirnalda 2	219707	03/04/03	02/04/53	5.9915	398	398
San Pablo	216716	28/05/02	27/05/52	3.3972	226	226
Ana Maria	214167	18/08/01	17/01/51	3.2320	378	378
El Martir	215925	02/04/02	01/04/52	8.8675	589	589
Ampl. Del Soto	191987	19/12/91	18/12/41	3.9998	467	467
IDA	191659	19/12/91	18/12/41	4.9086	573	573
Epsilon	195079	25/08/92	24/08/42	7.0622	825	825
El Terremoto	193869	19/12/91	18/12/41	12.0000	1,402	1,402
Alajaa	183881	23/11/88	22/11/38	11.2050	1,309	1,309
Barradon 7	214162	18/08/01	17/01/51	37.1376	4,339	4,339
Santa Isabel	204725	25/04/97	24/04/47	84.0000	9,814	9,814
Noche Buena	167563	26/11/80	25/11/30	79.8962	9,335	9,335
El Porvenir Cuatro	168105	13/02/81	12/02/31	30.0000	3,505	3,505
La Brisa	224158	19/04/05	18/04/55	25.5518	848	848
Santa Cruz Ocho	215911	19/03/02	18/03/52	165.6280	10,995	10,995
El Pelayo	219709	03/04/03	02/04/53	5.8881	391	391
El Aguaje De Arriba	170158	17/03/82	16/03/32	5.0000	584	584
A. El Aguaje De Arriba	170159	17/03/82	16/03/32	7.0000	818	818
La Plata	170156	17/03/82	16/03/32	2.0000	234	234
La Prieta	148479	29/10/67	28/10/17	7.0000	818	818
Totals				1,072.1094	109,785	109,785

Table provided by Endeavour Silver Corp.

In Mexico, exploitation concessions are valid for 50 years and are extendable provided that the application is made within the five-year period prior to the expiry of the concession and the bi-annual fee and work requirements are in good standing. All new concessions must have their boundaries orientated astronomically north-south and east-west and the lengths of the sides must be one hundred metres or multiples thereof, except where these conditions cannot be satisfied because they border on other mineral concessions. The locations of the concessions are determined on the basis of a fixed point on the land, called the starting point, which is either linked to the perimeter of the concession or located thereupon. Prior to being granted a concession, the company must present a topographic survey to the Dirección General de Minas (DGM) within 60 days of staking. Once this is completed, the DGM will usually grant the concession. Most of the exploitation concessions which comprise the Guanaceví Mines project are surveyed but do not have their boundaries orientated astronomically north-south and east-west because the concessions predate the introduction of this legislation.

Endeavour Silver has resurveyed most of its property boundaries. At the writing of this report, the Aguaje group, the La Sultana and San Pedro Uno mineral concessions, and the newly acquired concessions in the Milache, San Pedro and Porvenir Cuatro areas have not been check surveyed.

Prior to December 21, 2005, exploration concessions were granted for a period of 6 years in Mexico and at the end of the 6 years they could be converted to exploitation concessions. However, as of December 21, 2005 (by means of an amendment made on April 28, 2005 to the Mexican mining law) there is now only one type of mining concession. Therefore, as of the date of the amendment (April, 2005), there is no distinction between exploration and exploitation concessions on all new titles granted. All concessions are now granted for a 50 year period provided that the concessions are kept in good standing. For the concessions to remain in good standing, a bi-annual fee must be paid to the Mexican government and a report must be filed in May of each year which covers the work accomplished on the property between January and December of the preceding year.

4.3.1      Property Agreements

Endeavour Silver has executed a number of agreements regarding the acquisition of the mineral properties, mining rights and processing facility which comprise Guanaceví Mines project. The details of the agreements were extensively reported in the April 16, 2007, Micon Technical Report and the March 31, 2006, Technical Report by Range Consulting.

Sale and Purchase of Shares with Reservation of Ownership Agreement

All obligations of this agreement have been completed.

At the writing of this report, Endeavour Silver owns 100% of the Guanaceví Mines project mine and plant through Minera Plata Adelantes’ acquisition of Minera Santa Cruz y Garibaldi S.A. de C.V. (Minera Santa Cruz) and Refinadora Plata Guanaceví’s acquisition of Metalurgica Guanaceví S.A. de C.V. In 2006, Refinadora Plata Guanaceví had acquired the remaining 49% interest in the Guanaceví plant through the purchase of 100% of the shares of Metalurgica Guanaceví (MG). The purchase price for 100% of the shares of Metalurgica Guanaceví was US $2.2 million.

Endeavour Silver was able to execute an early buy-out of the remaining shares of Minera Santa Cruz, which owned 49% of the Santa Cruz silver-gold mine. In May, 2007, the Company issued 1,350,000 shares with a fair market value of US $5.04 per share to acquire the remaining 49% of the outstanding shares in Minera Santa Cruz, which included the final option payment originally due in January, 2008, and 49% of the profits for 2006 and 2007.

Endeavour Silver management elected to accelerate the property buy-out in order to streamline the mining operations and facilitate additional capital investments for the mine development program. Specifically, Endeavour Silver is evaluating the development of two new mines, Alex Breccia and Santa Cruz, on the Guanaceví Mines project and the early buy-out gave the Company the required flexibility to make the capital investments in the last half of 2007.

Under the terms of the original agreement, Endeavour Silver had the option to pay to the shareholders of Minera Santa Cruz the amount of US $2,551,430 and spend US $1 million in exploration to acquire up to a 100% interest in Minera Santa Cruz in accordance with the following schedule:

(a)	US $852,143 on January 28, 2005, (paid).
(b)	US $423,571 on January 28, 2006, (paid).
(c)	US $637,858 on January 28, 2007, (paid).
(d)	US $637,858 on January 28, 2008, (paid).

Minera Santa Cruz Shareholders’ Agreement

This agreement between the shareholders of Minera Santa Cruz and Endeavour Silver outlines the participation of the parties in the development, administration and operation of the Santa Cruz property and the mining concessions of Minera Santa Cruz and its assets. The agreement came into effect upon Endeavour Silver earning a 51% option interest in Minera Santa Cruz by the payment of US $852,143 on January 28, 2005.

This agreement was completed in May, 2007, granting Minera Plata Adelante 100% interest in the exploitation and exploration rights.

Minera Santa Cruz Assignment of Mining Concession Rights Agreement

This agreement between Minera Santa Cruz and Endeavour Silver involved the transfer of Minera Santa Cruz’s rights, interests and title in its mining concessions to Endeavour Silver in consideration for US $448,571. Of this amount, US $428,571 was paid, as required by the agreement, prior to May 17, 2004, and US $5,000 was to be paid annually on January 28, 2005, 2006, 2007 and 2008. Upon payment of US $5,000 on January 28, 2005, Endeavour Silver earned an undivided option interest of 51% in Minera Santa Cruz’s mining concessions, with Minera Santa Cruz retaining the remaining 49% interest, until January 28, 2006. On January 28, 2006, Endeavour Silver paid US $5,000 in order not to relinquish its 51% interest in the mining concessions. Upon payment of US $5,000 on January 28, 2006, no further payments were required by Endeavour Silver to maintain its 51% interest.

Endeavour Silver had the option to increase its interest from 51% to 100% by payments of US $5,000 on January 28, 2007 and another US $5,000 on January 28, 2008.

This agreement was completed in May, 2007, granting Minera Plata Adelante 100% interest in these mining concessions.

Contract for Transfer of Rights and Obligations and Sale and Purchase of Assets

In June, 2005, Endeavour Silver signed this agreement with Minera Capela S.A. de C.V., (Minera Capela) for the transfer of rights and obligations on mining concessions which cover 9 properties from Minera Capela to Endeavour Silver. Minera Capela retains a 3% net proceeds royalty. In consideration, Endeavour Silver issued 1,000,000 units at a deemed price of CDN $1.60 per unit. Each unit was comprised of one common share and one share purchase warrant with an exercise price of CDN $2.10 until July 22, 2006 and CDN $2.30 thereafter until July 27, 2007.

Contract for Transfer of Rights

In July, 2005, Endeavour Silver, through its subsidiary Minera Plata Adelante, signed an option agreement for the transfer of rights from mining concessions relating to two properties, namely Porvenir Dos and La Sultana. In consideration, Endeavour Silver paid US $137,500 according to the following schedule:

(a)	US $25,000 upon signing of agreement, (paid).
(b)	US $12,500 on December 30, 2005, (paid).
(c)	US $100,000 on December 30, 2006,(paid).

In August, 2005, Endeavour Silver, through Minera Plata Adelante, signed an option agreement for the exclusive right to investigate and to explore 4 properties known as the La Prieta Group. In consideration, Endeavour Silver paid US $100,000 as follows:

(a)	US $15,000 on ratification date, (paid).
(b)	US $15,000 by six months of ratification date, (paid).
(c)	US $70,000 by twenty-four months of ratification date, (paid).

Both of these agreements were completed in 2007, granting Minera Plata Adelante 100% interest in these mining concession rights.

Option-to-Purchase Agreements – San Pedro District

In 2007, Endeavour Silver announced acquisition of two new exploration property positions in the Guanaceví district. The new acquisitions, Milache and San Pedro, are both located in the San Pedro sub-district of the Guanaceví mining district. In addition to the concessions already held (San Pedro Uno and La Sultana), Endeavour now controls approximately 457 hectares in the San Pedro area (Table 4.1). These property acquisitions have excellent exploration potential but do not have an immediate impact on Endeavour Silver’s mine operation at Guanaceví.

The Milache properties (74.2 ha) are located along the trend of the Santa Cruz silver vein approximately 2 km northwest of the operating Porvenir mine (Figure 4.2). The properties consist of the El Milache, El Desengaño and Veronica concessions (Table 4.1). They were acquired from Francisco Barraza on November 27, 2007. Endeavour Silver acquired a 100% interest by paying $50,000 and issuing 30,000 shares upon signing the agreement and paying US $50,000 after 18 months.

The 15 San Pedro properties, totaling 330 ha, are located about 6 km northwest of the Porvenir mine (Table 4.1; Figure 4.2). On December 12, 2007, Endeavour Silver acquired an option to purchase a 100% interest in the San Pedro properties from Ignacio Barraza Duarte by paying 120,000 common shares and issuing 60,000 warrants to purchase 60,000 shares at US $4.69 within a 1 year period following receipt of regulatory approval and a further 570,776 shares within a 24 month period. Final payment was made in 2010. The vendor will retain a 1% net smelter royalty on mineral production. In addition, the Company provided the vendor with up to US $400/m to advance the Buena Fé adit (Nacho Barraza’s tunnel) during the 24 month option period. Any ores produced from this tunnel were to be used to repay Endeavour Silver’s investment, after which the net profits were to be shared equally (50/50) with the vendor. No ore was produced from the Buena Fé adit during the option period which has now expired.

Contract of Assignment of Mining Exploitation Rights

In October, 2005, an agreement was executed between Minera Tayahua, S.A. de C.V. (Minera Tayahua) and Endeavour Silver, through its subsidiary Minera Planta Adelante. The agreement provided for the exclusive right to explore and to mine the El Porvenir property. Under the lease agreement, Endeavour Silver agreed to mine El Porvenir at a rate between 9,000 tonnes and 27,000 tonnes per quarter and to pay a 3% net smelter royalty from production. Endeavour Silver was also committed to incur a minimum of US $100,000 for each quarter in expenditures for exploration, development and mining.

Endeavour Silver held the exclusive right to mine the El Porvenir property for a 5-year period. However, the agreement included a clause that either party could terminate the contract in advance, without indicating cause, communicating the termination date at least 2 years before the effective date of the termination. On August 16, 2006, Endeavour Silver received a letter indicating contract termination as of August 31, 2008. Endeavour Silver mined the El Porvenir property until August 30, 2008.

Mining Exploration and Option Agreement

On February 9, 2009, Endeavour Silver entered into a mining exploration agreement with Minerales Monte Blanco S.A. de C.V. (Minerales Monte Blanco), represented by Sergio Enrique Silva Franco, on the El Porvenir Cuatro and La Brisa concessions totaling approximately 55.5518 ha. The El Porvenir Cuatro and La Brisa agreement is an option to earn a 100% interest in these properties over two years for a total consideration of US $700,000. The first payment was US $100,000 cash on signing and US $200,000 in shares based on the 10-day average price before the signing date of February 9, 2009. The subsequent payments are 12 months from signing with US $240,000 as shares, again based on the average price for 10 days prior to February 9, 2010; the final payment is due on or before February 9, 2011 and consists of a payment of US $160,000, either as cash or shares.

In February, 2010, Endeavour Silver exercised its option to purchase the El Porvenir Cuatro and La Brisa properties and has now acquired a 100% interest in these properties by paying a total consideration to the vendors of US $100,000 cash and 136,054 shares on signing the option agreement, and an additional 71,428 common shares and US $160,000 cash on the early exercise of the option to purchase.

In July 2010, Endeavour Silver acquired 100% interest in the Elizabeth (17.0 ha) and El Calvario (1.3 ha) properties in Guanaceví. The purchase price of these properties was US$50,000. The El Calvario property is situated in the central part of San Pedro, adjacent to the historic, high grade Noche Buena mine and transected by the Noche Buena vein. The Elizabeth property is situated approximately 1 km east of Endeavour Silver’s Porvenir mine.

Compensation and/or Indemnification Contract for the Temporary Occupation of Cooperative Land

In November, 2005, Endeavour Silver entered into an agreement, with the local Ejido for temporary surface access rights to certain land for the purpose of exploration in areas covered by the mining concessions. In consideration, Endeavour Silver will pay an annual fee of Mexican pesos 10,000 which will increase by the rate of inflation plus 2% for a term of 15 years.

Since the Guanaceví Mines project is composed of a number of exploitation concessions upon which mining has previously been conducted, all of the exploration work continues to be covered by the environmental permitting already in place and no further notice of work is required by any division of the Mexican government.

In order to begin an exploration program on an exploitation concession upon which no substantial mining has been conducted, Endeavour Silver would be required to file a “Notice of Initiation of Exploration Activities” with the local authorities to inform them of the scope and environmental impact of the exploration work. Also, other permits, such as a permit to use the local municipal garbage dump, may be required.

Endeavour Silver reports that it is current in meeting the legal obligations and requirements of Mexican mining and environmental laws and regulations, including assessment work, property taxes and operating permits.

4.4      PROPERTY OWNERSHIP

In addition to the mineral rights, Endeavour has agreements with various private ranch owners and two local Ejidos (El Hacho and San Pedro) that provide access for exploration and exploitation purposes.

4.5      ENVIRONMENTAL, PERMITS AND APPROVALS

Endeavour Silver reports that it is in compliance with monitoring environmental aspects and with applicable safety, hygiene and environmental standards.

4.5.1     Safety

During 2009, advances continued in safety at Guanaceví with 1,912 hours of training undertaken at the mines. A new safety building was constructed in 2008 and a safety manager was hired as well as promoting a mine rescue trainer. A fully functional mine rescue team is on site with 16 people trained. Mine rescue training is ongoing and includes first aid, fire fighting, ventilation, use of Draeger re-breathing equipment, knots, mine exploration, practical mine recovery and smoke scenarios. In 2010, there were 0 (zero) lost time accidents, compared to 5 lost time accidents in 2009.

The safety department undertakes inductions of new personnel to train them in the basics of mine and plant safety and also monitors housekeeping and sign installation. Safety talks are given at the beginning of each shift to reinforce safety in the workplace. Safety training at the mines includes the Five Point Safety method, first aid, use of PPE (personal protective equipment – helmet, safety glasses, steel toe boots, gloves, hearing protection), explosives handling, barring down and identification of areas requiring support, identification of risks, lock-out/tag-out of equipment, prevention and fighting of fires, fetid gas and practical mine evacuation training (undertaken without notice during a working shift), dust in the workplace. Similarly, the plant safety training includes Five Point Safety, cyanide handling, correct use of tools, working in confined spaces, crushing and milling risk identification, fire fighting and laboratory safety as well as work at elevated heights and welding hazards.

Also during 2009 detailed safety audits began that include management and workers undertaking audits, taking photographs of the issues, and assigning someone to fix each issue within a time limit. These activities are ongoing. In 2009, some new aspects to safety were introduced, including the Safety Monitor system under which 10% of the workforce is trained in additional safety elements with the intent that they become their “brother’s keeper”, aiding the safety department by being more active in the workplace. Safety is also an element in the production bonus system. In 2009, management introduced the Chairman’s and President’s Safety Awards (annual and quarterly safety awards) to help incentivize all personnel to work safely. These safety initiatives continued throughout 2010.

4.5.2      Environmental

At Guanaceví, housekeeping improvements continued to be made in 2009 and 2010. A plant nursery was completed and a program to plant trees in cooperation with the local schools was implemented. The tree planting program will assist in raising environmental awareness within the community through hands on experience. Tree planting was carried out within the community, tailings area and various sites in and around the mine. Potable water is treated on site and the quality is monitored and certified within the acceptable purity limits necessary for human consumption. In-house and external environmental audits by SERMARNAT and PROFEPA were undertaken, with 100% compliance having been achieved in 2008. The Guanaceví operation has now obtained the Licencia Ambiental Unica (LUA) which identifies that the company is in compliance with all Mexican environmental regulations.

In 2009, Endeavour obtained the authorization for the tailings expansion and for a new road around the tailings expansion which was to replace the existing one. Permits and authorization were also obtained for the ventilation raise at Porvenir Dos and the access roads, mine patio and ventilation raise at Porvenir Cuatro. During 2010 these projects were all completed.

5.0      ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1      ACCESSIBILITY

The Guanaceví properties are readily accessible from the city of Durango, capital of the Mexican state of Durango, via paved roads. Access is primarily gained by taking Mexican State Highway 45 north to the town of Canatlan, then continuing along the paved highway that connects to Santiago Papasquiaro, then to Tepehuanes, and ending at the town of Guanaceví. The total distance between Durango and the town of Guanaceví is approximately 260 km and requires about four and one half hours drive. The city of Durango is an old colonial city (founded in 1563) which served as the political and ecclesiastical capital of the Nueva Vizcaya province of New Spain until 1823. Minerals are the chief product but the city is also an agricultural, commercial and tourist centre. The city has approximately 427,000 inhabitants (2000) and is the closest major population centre to Guanaceví. Durango has an international airport with numerous regional flights to other major Mexican cities as well as international flights to Los Angeles and to the southeast USA.

The Guanaceví properties lie 3.6 km from the town of Guanaceví which was founded in 1535. From the town of Guanaceví, a well conditioned dirt road leads southwards a few kilometres to the flotation and cyanidation plant and Endeavour offices and then an additional 5 km further to the Santa Cruz and Porvenir mines. Figure 5.1 is a view of part of the town of Guanaceví from the road leading to the Santa Cruz and Porvenir mines. Figure 5.2 is a view of the terrain in the area of mine and mill facilities.

The population of Guanaceví is approximately 2,170, and the town has all modern amenities, including primary schools and a secondary school (high school), various stores, restaurants and a three star hotel. Although the town does not have a bank, it does have a "casa de cambio" (foreign exchange house) and an ATM machine. The town, mine and plant are connected to the national land-base telephone system that provides reliable national and international direct dial telephone communications as well as stable internet connections and satellite television. Guanaceví has a small airport with a 1,000 m long dirt airstrip capable of handling light aircraft.

Although various people are engaged in town services, the town is economically dependent on the mining and milling operations within the district.

5.2      INFRASTRUCTURE

The industrial water for the plant is recycled, with the make-up water (60,000 m3/year of fresh water) from a nearby underground mine. Electrical power from the Federal Power Authority (34 kV) supplies both the plant and mine.

Figure 5.1
Partial View of the Town of Guanaceví

Figure 5.2
View of the Terrain between the Area of Mine and Mill Facilities at Guanaceví

Endeavour Silver is currently assessing its existing tailings area but believes that there is sufficient capacity for many years of production. Endeavour Silver has also negotiated access and the right to use surface lands sufficient for many years of operation.

5.3      CLIMATE, VEGETATION

The dry season is from October through June with the wet season from July to September. The total average annual rainfall varies from about 65 to 105 mm. Winter temperatures vary from a maximum of 15°C to a minimum of -1.4°C, while summer temperatures range from a minimum of 20°C to a maximum of 30°C. The climate poses no limitations to the length of the operating season. Freezing temperatures can occur overnight but quickly warm to above freezing during daylight hours. Occasional snow does occur in the area but quickly melts on all but the most protected slopes.

The mountains are predominately covered with evergreen forests around Guanaceví. Wildlife in the area consists of deer, badger, foxes, coyotes, squirrels, rabbits and mice.

5.4      PHYSIOGRAPHY, HYDROLOGY

The town of Guanaceví is located on the altiplano at about 2,170 m elevation, east of the Sierra Madre Occidential mountain range within low, rounded mountains showing a relief of about 650 m from the valley bottoms near 2,100 m to the crests at 2,750 m.

5.5      LOCAL RESOURCES

At each of the mine sites, the water required is supplied from the dewatering of the mines. The tailings facility at the plant is set up to recycle all water back into the ore processing plant.

Apart from offices, warehouses and other facilities, Endeavour Silver also provides dormitories and limited housing facilities for employees working on a rotational work schedule. Much of the labour work force lives in Guanaceví and nearby communities. The area has a rich tradition of mining and there is an ample supply of skilled personnel sufficient for both the underground mining operations and the surface facilities.

6.0      HISTORY

6.1      GUANACEVÍ MINING DISTRICT AND THE GUANACEVÍ PROPERTY

Mining has played an important role in Mexico since pre-historic times, but it entered a period of rapid expansion after the Spanish conquest when rich mineral deposits were found. The wealth found in these early mines served as incentives for the early colonizers to locate to remote and barely accessible portions of the county.

It is not known if the indigenous peoples or the Spanish colonists first began mining in the Guanaceví district but mining extends back to at least 1535 when the mines were first worked by the Spanish. By the start of the 18th century, Guanaceví had become an important mining centre in the Nueva Vizcaya province of Nueva España (New Spain), as reported by Alexander von Humboldt in his travels through Nueva España. However, the Guanaceví mining district is not as well known today.

6.2      HISTORICAL EXPLORATION TO DECEMBER, 2010

The extent of historical exploration on the property is relatively unknown. Prior to management by Endeavour Silver, production was coming from three mines without the benefit of any systematic exploration drilling, geological mapping or mine planning.

At the start of the 1960’s, Engineer P. Sanchez Mejorado of Peñoles recommended more exploration to prove up the resource estimate of 360,000 t grading 500 g/t silver at the time. Engineer P. Sanchez Mejorado mapped and sampled the mine underground and recommended diamond drilling below Level 13. This drilling was completed in 1983, with a reported additional 229,000 t outlined grading 1.20 g/t gold and 525 g/t silver, over an average thickness of 4.66 m.

Watts, Griffis and McOuat Limited (WGM) noted in its 2005 Technical Report that “The exploration works conducted by Peñoles consisted of channel sampling across the mineralized zone coupled with short lateral winke diamond drill holes (diameter approximately 1 inch) from the vein structure workings and detailed surveying and geological mapping of the underground workings. The limited exploration by Peñoles was well conducted, and blocked out several areas of potential resources.” However, WGM stated further that it believed that more than half of the areas of potential resources, except for those below the water table (below Level 13), had been mined out.

Pan American Silver Company (Pan American) conducted an eight-month evaluation program in 2003 that consisted of an extensive, systematic, underground channel sampling and surveying program and the drilling of three diamond drill holes in the North Porvenir area, holes SSC-01, SSC-02 and SSC-03.

Since taking over in 2004 through December 31, 2010, Endeavour Silver has completed 384 diamond drill holes totalling 97,094 m and 22 reverse circulation drill holes totaling 2,977 m on the entire Guanaceví Mines project. More than 25,000 samples have also been collected and submitted for assay.

Of this total, approximately 81,781 m of diamond drilling in 291 holes have been completed on the Santa Cruz vein structure in the Porvenir mine area (Table 6.1). Holes were drilled from both surface and underground drill stations.

Figures 6.1 and 6.2 are a composite drill hole plan map and a long section of the Santa Cruz vein on the Guanaceví property showing the drill hole coverage for the four areas of interest in the mine for further exploration, as well as further extraction of any economic mineralization.

Table 6.1
Drilling Summary for Santa Cruz Vein Structure at Guanaceví Mines Project (through December, 2010)

Project	Diamond Drill Holes	Metres
North Porvenir	162	50,054
Porvenir Dos	24	5,062
La Prieta	31	9,176
Santa Cruz	48	12,412
Alex Breccia	16	3,103
Total	291	81781

Table provided by Endeavour Silver Corp.

Figure 6.1
Composite Drill Hole Plan Showing the Drill Hole Coverage of the Santa Cruz Vein for the Guanaceví
Mines Project

Figure 6.2
Long Section Showing Drill Hole Coverage for the Santa Cruz Vein of the Guanaceví Mines Project

6.3      HISTORIC MINING

Historic mining was reported in the April 16, 2007, March 18, 2009 and March 15, 2010 Micon Technical Reports and is reproduced here for the sake of continuity.

The Guanaceví mining district and the Guanaceví project area are riddled with mine openings and old workings, in a somewhat haphazard fashion near surface, representing the earliest efforts at extraction, and more systematic at depth, which is indicative of later, better organized and engineered mining. Associated with these openings and workings is a number of ruins, which represent the mine buildings, chapels and residences of the inhabitants and indicate the wealth of the mining district during its past. See Figure 6.3 for a photograph of an old mine waste dump located in the trees, alongside the road to the Santa Cruz and Porvenir mines.

The vast bulk of the material which has been extracted from underground operations through the tunnels, shafts and winzes is scattered over the hillsides in waste dumps and beneath the foundations of the ruins and modern buildings. Historically, individual veins or deposits had separate owners and, in the case of some of the larger veins or deposits, had several owners along the strike length which resulted in a surfeit of adits and shafts and very inefficient operations.

The mines within the Guanaceví mining district have been developed primarily by using open stope/shrinkage and cut and fill underground mining methods. Both the ground conditions, which vary from good to poor, and the deposit geometries tend to favour the higher cost, cut and fill mining method with development waste used for backfill.

Figure 6.3
Old Mine Waste Dump Located alongside the Road to the Santa Cruz and Porvenir Mines

6.4      HISTORIC PRODUCTION

Historic production was reported in the April 16, 2007, March, 18, 2009, and March 15, 2010 Micon Technical Reports and is reproduced here for the sake of continuity.

Mining in the Guanaceví district extends back to at least 1535 when the mines were first worked by the Spanish.

During the late sixteenth century silver production accounted for 80% of all exports from Nueva España (New Spain), although, by the mid-seventeenth century silver production collapsed when mercury, necessary to the refining process, was diverted to the silver mines of Potosí in present day Bolivia. Collapse of the seventeenth century mining led to widespread bankruptcy among the miners and hacienda owners; however, in the latter half of the seventeenth century silver mining began to recover in Nueva España. By the start of the 18th century, Guanaceví had become an important mining centre in the Nueva Vizcaya province.

The peasant uprisings of 1810 to 1821 were disastrous to the Mexican mining industry with both the insurgents’ soldiers and royalist troops all but destroying the mining production in Mexico, and the Guanaceví mining district was not spared during this period.

The district has experienced several periods of bonanza-grade production including the operation of a mint in 1844. The Guanaceví mining district, however, reached its greatest period of activity at the start of the 20th century when five processing plants were in operation and more than 15 mines were in production.

J.R. Southworth in his 1905 volume entitled “The Mines of Mexico” mentions that Guanaceví is a very rich district and “that many of the largest capitalists of New York have enormous interests in its mines”. Southworth mentions that the Barradán, Hacienda Wilson, El Carmen, Nueva Australia and Hacienda Avila were all good mines and properties within the Guanaceví mining district. However, Southworth also mentioned that “considering the large number of once famous properties in Guanaceví, there are comparatively few now in operation. The cessation of development has been due to various causes, though usually not from lack of ore.”

The vast majority of production came prior to the 1910 Mexican Revolution with the Guanaceví mining district being known for its high silver grades. Previous reports noted that the official production records indicate that a total value of 500 million pesos, or approximately 500 million ounces of silver and silver equivalents, with a present day value of about US $3.25 billion, had been extracted from this mining district. This makes the Guanaceví district one of the top five silver mining districts in Mexico on the basis of past production.

Since the 1910 Revolution, production has been sporadic. The Guanaceví Mining Company operated from the 1930s until production ceased in 1942. Daily output was approximately 110 tonnes per day (t/d).

In the 1970s, the Comisión de Fomento Minero (Federal Mining Commission) (Fomento Minero), a Federal government agency charged with the responsibility of assisting the small-scale Mexican mining industry, constructed a 400 t/d flotation plant, now the Metalurgica Guanaceví plant. The plant has been expanded over time to its present capacity of 1,000 t/d for the cyanide circuit. In the early 1990s, Fomento Minero started construction of a 600 t/d cyanide leach plant but construction ceased when it was only 30% complete due to the lack of funding.

In 1992, Metalurgica Guanaceví, a private company, purchased the Fomento Minero facilities and completed the construction of the leach plant. During 2002, total plant production included 170 t/d to 250 t/d coming from the three mines: Santa Cruz, Barradon and La Prieta mines, with approximately 700 to 800 t/d of additional feed purchased from other small scale operations.

Prior to Endeavour Silver management, production was coming from three mines without the benefit of any systematic exploration drilling, geological mapping or mine planning. During the 1920s, Peñoles Mining Company (Peñoles) purchased several mines including the Santa Cruz mine, where from 1921 to 1924 the 330 m inclined shaft and several kilometres of underground workings on Levels 6, 7, 8, 10, 11 and 13 were developed that partially explored the vein ore shoots. However, the exploration results gave little promise to Peñoles at that time. The mine entered into a passive state and Peñoles rented the mines to various contractors who have, up to 2005, slowly mined the more accessible mineralization.

In 2004, Endeavour Silver completed a final agreement with the Mexican partner that owned the Metalurgica Guanaceví plant and shareholders of Minera Santa Cruz y Garibaldi S.A. de C.V. (Minera Santa Cruz) to take over the Santa Cruz mine. Ramping was initiated in 2004 to intersect the area where Pan American Silver had drilled three holes in North Porvenir – El Porvenir area. In six months, diamond drilling was initiated to outline the area, the ramp was driven and approximately 10,000 t were mined from this new zone. Through 2005, approximately 1,524 m of ramping, 1,122 m of drifting and 466 m of raising were completed and 102,617 t were milled.

While it is evident that historical production has occurred in the Guanaceví mining district since pre-colonial times and early production records from the Spanish colonial period probably exist in the Archive of the Indies (Archivo des Indies), in Seville, Spain, in the records of the Viceroyalty of Mexico or in the records for Vizcaya province of Nueva España, Micon did not have access to any historical records of the actual silver and gold production.

Historical production for the years 1991 to 2003, at the Guanaceví Mines project, prior to Endeavour Silver’s involvement, is roughly estimated in Table 6.2.

Table 6.2
Summary of the Production for the Guanaceví Property (1991 to 2003)

Year	Tonnes	Silver (g/t)	Gold (g/t)
1991 (from July)	2,306 (est.)	470 (est.)	1.0 (est.)
1992	10,128	340 (est.)	1.3 (est.)
1993	12,706	320 (est.)	0.8 (est.)
1994	18,256	190 (est.)	0.5 (est.)
1995 (until May)	5,774	280 (est.)	0.5 (est.)
1996	11,952	315	0.74
1997	13,379	409	0.87
1998	11,916	550	0.92
1999	6,466	528	0.84
2000	18,497	538	1.01
2001	13,150	510	1.09
2002	NA	NA	NA
2003	1,531	550	1.00
Total 1991 to 2003	126,061	417	0.90

Table provided by Endeavour Silver Corp.

A summary of the production for the years 2005 through to 2010, after Endeavour Silver became involved is presented in Table 6.3.

Table 6.3
Summary of Production for the Guanaceví Property (2005 through 2010)

Year	Tonnes	Silver (g/t)	Gold (g/t)	Oz Silver Recovered	Oz Gold Recovered	Recovery Silver (%)	Recovery Gold (%)
2005	102,617	385	0.88	948,323	2,332	74.7	80.5
2006	117,255	449	0.90	1,352,661	2,493	80.0	73.0
2007	226,295	375	0.70	1,907,795	3,957	69.4	75.7
2008	255,656	318	0.58	1,852,969	3,845	70.9	80.7
2009	230,632	322	0.80	1,873,833	5,243	78.4	88.8
2010	312,087	323	0.73	2,448,826	6,272	75.5	85.2
Total	1,244,542			10,384,407	24,142

Table provided by Endeavour Silver Corp.

For the year ending December 31, 2010, silver production was 2,448,826 oz compared to 1,873,833 oz in 2009, an increment of 31%, with gold production of 6,272 oz compared to 5,243 oz in 2009, an increment of 20%. Plant throughput for 2010 was 312,087 tonnes at an average grade of 323 g/t silver and 0.73 g/t gold, as compared to 230,632 tonnes at an average grade of 322 g/t silver and 0.80 g/t gold during 2009. In 2010, recoveries averaged 75.5% and 85.2% for silver and gold, respectively.

6.5      MINERAL RESOURCES AND MINERAL RESERVES

Historical resources and reserve estimates which were conducted prior to Endeavour Silver‘s involvement with the Guanaceví Mines project will not be discussed in this report as, for the most part, they are historical estimates which were not conducted according to the CIM Standards for reporting mineral resources and reserves. In addition, since Endeavour Silver acquired ownership of the mine the resources and reserves have been revised every year based on both mining and exploration conducted during the year. These reports were posted to the SEDAR website by Endeavour Silver.

The last Technical Report to present a mineral resource and reserve estimate for the Guanaceví Mines project was dated March 15, 2010, but the effective date of the estimate was as of December 31, 2009. The resource and reserve estimate as audited by Micon complied with the current CIM standards and definitions for estimating resources and reserves as required by NI 43-101 regulations.

Since the last resource and reserve estimate was reported, Endeavour Silver has conducted further diamond drilling and underground development and has completed a new resource and reserve estimate for the Guanaceví Mines project. Micon has audited Endeavour Silver’s new resource and reserve estimate and the discussions related to the new estimate are contained in Section 17.0 of this report.

7.0      GEOLOGICAL SETTING

The geological setting of the Guanaceví property is described in detail in the Range (March, 2006) and Micon (April, 2007, March, 2009 and March, 2010) Technical Reports. The following description of the geological setting has been excerpted from the March, 2009 and 2010 Micon reports.

7.1      REGIONAL GEOLOGY

The rock types of the district can be divided into three principal stratigraphic groups based on stratigraphic studies by the Consejo de Recursos Minerales and Endeavour Silver drill core-based observations during its exploration programs.

7.1.1      Guanaceví Formation

The oldest unit in the district is the Guanaceví Formation, a polymictic basal conglomerate composed of angular to sub-angular fragments of quartz and metamorphic rocks set in a sandy to clayey matrix within sericitic and siliceous cement. It is assigned to the Upper Jurassic or Lower Cretaceous on the basis of biostratigraphic indicator fossils mentioned but not detailed in the Durango State Geological Reference Report (1993). At least 450 m of thickness has been reported in the Guanaceví area for this basal unit, the lower contact of which has not been observed. In most areas, the upper contact is structural on high-angle normal faults but, in the San Pedro area, the upper contact is abrupt from Guanaceví conglomerate rocks to fairly fresh, dark coloured andesitic flows of the Lower Volcanic Sequence that appear conformable to the underlying Guanaceví Formation. The Jurassic assignment of the Guanaceví Formation has been in question, and at least two reports in the 1990’s consider it to be Tertiary (Durning and others, unpublished reports). A Tertiary age for the unit mitigates the idea of a transitional unit persisting through the Cretaceous; alternatively, it is possible that paraconformities in the package may be present but unreported to date.

Regional studies in Mexico demonstrate that Mesozoic rocks basal to the Tertiary section are strongly deformed with the development of sericitic alteration, shearing and microfolding in local shear zones and stronger deformation associated with overthrust nappe folds of Laramide age (late Cretaceous to end of the Paleocene). This type of strong deformation is not visible in the Guanaceví Formation, further raising questions about the validity of a Mesozoic assignment for this unit.

The Guanaceví Formation has been structurally defined as a horst, occupying the central portion of the northwest trending Guanaceví erosional window and flanked by sets of northwest striking normal faults that offset the Upper and Lower Volcanic Sequences down to the southwest and northeast on corresponding sides of the window. Mineralization within the horst is hosted by the conglomerate, both as dilatational high-angle fracture-filled structures and, in the San Pedro area, as manto-like replacement bodies below the upper contact of the conglomerate with overlying andesitic units of the Lower Volcanic Sequence.

7.1.2      Lower Volcanic Sequence

Using an inherited stratigraphic framework for the area, andesitic rocks and associated sedimentary units are placed in a loosely-defined package of flows and volcaniclastic sediments correlated with Eocene volcanism throughout the Sierra Madre of Mexico. No radioisotope age determinations have been made on volcanic units of the Guanaceví district, and lithological correlations to the Lower Volcanic Sequence appear to be reasonable for the andesitic flows and associated volcaniclastic units.

It has been observed in the rocks that host the Porvenir and Santa Cruz mine workings that the andesite occurs as a pale green to nearly black volcanic flow ranging from aphyric to plagioclase-hornblende phyric. Plagioclase is the common phenocryst type with crystals ranging from 1 to 2 mm up to 10 mm. Hornblende phenocrysts are 1 mm to 4 mm in length. In porphyritic andesites, feldspar phenocryst abundance approaches 5%, and hornblende abundance is generally less than 3%.

The sequence of rock types in the Lower Volcanic Sequence, as presently understood, is a coarsening-upward series of volcaniclastic sediments capped by an andesite flow as described above. The sedimentary lithologies are siltstones overlain by sandstone with minor intercalations of conformable conglomerate beds. The siltstone-sandstone sequence becomes transitionally dominated by conglomeratic beds at the top of the volcaniclastic package. Overall thickness of the siltstone-sandstone beds is up to 120 m. Conglomerate beds of the Lower Volcanic Sequence are from a few centimetres to 150 m thick at the top of the package, and differ from the conglomerates of the Guanaceví Formation in that Lower Volcanic Sequence clasts are mainly andesite of varying textural types.

7.1.3      Upper Volcanic Sequence

The Upper Volcanic Sequence consists of rhyolite crystal-lapilli tuff units uncomformably overlying the andesites which are generally structurally disrupted and altered by oxidation and silicification. The rhyolite is strongly argillically-altered with silicification overprinting argillic alteration in the immediate hanging wall of quartz veins and other silicified structures. The rhyolite commonly contains rounded quartz ‘eyes’ up to 4 mm in diameter, and the matrix consists of adularia, kaolinite and quartz. Local concentrations of biotite crystals up to 2 mm are not uncommon. The rhyolite has variable textures from thin-bedded ash flows to coarse lapilli tuffs with lithic clasts of andesite or rhyolite up to 50 cm in diameter. These latter commonly exhibit alteration rims indicating high temperatures and fluids in the volcanic environment. The thickness of the rhyolite tuff assemblage has not been measured at this time, but appears to exceed 300 m.

Geochemically, the lower portion of the rhyolites has been demonstrated by rare earth element (REE) data, from a series of samples taken from East Santa Cruz drilling, to be magmatically linked to the underlying andesites. The similarity between REE patterns of the rhyolite crystal-lapilli tuff and the andesitic rock units in this data set suggests a common source for the two volcanic packages that is difficult to reconcile with the idea of many millions of years of volcanic quiescence (from Lower Volcanic to Upper Volcanic Sequences). This raises the possibility that regional correlations for Guanaceví rhyolite based on radioisotope age determinations may result in assignment of the rhyolite (of the Santa Cruz/Porvenir mine area) to the Lower Volcanic Sequence rather than the Upper. In the San Martin de Bolanos district of Jalisco and also in the Topia district of Durango State, uppermost volcanic lithologies of the Lower Volcanic Sequence are rhyolitic and directly associated with mineralization. This may be true for the Guanaceví mining district as well.

See Figure 7.1 for a map of the regional geology in the area surrounding the Guanaceví mining district. See Table 7.1 for a generalized stratigraphic column in the Guanaceví mining district.

Table 7.1
Generalized Stratigraphic Column in the Guanaceví Mining District

Geological Age		Stratigraphic Units and Lithologies	Thickness (m)
Tertiary	Oligocene	Upper Volcanic Sequence Rhyolitic tuffs and ignimbrites	+ 300
	Eocene	Lower Volcanic Sequence Andesite porphrytic flow Andesite conglomerate Volcanic sandstone/siltstone	< 70 < 150 < 120
Jurassic (?)	(Late) ?	Guanaceví Formation	+ 450

Note: Table adapted from the March, 2006 Technical Report by Range Consulting

7.1.4      Structural Setting

Figure 7.1, shows major faults of the Guanaceví mining district on a simplified geologic map of the region. The map pattern constitutes an erosional window caused by crustal uplift apparently centred about 3 km west of Guanaceví. With some exceptions, fracture-filling vein mineralization is localized on the flanks of the uplift centre, suggesting a genetic relationship between uplift and mineralization. The three principal trends of high-angle normal faults that characterize the region are as follows:

  The dominant structural trend in the region is northwest, with significant north- northeast faults in a likely conjugate relationship. This generation of structures hosts most of the mineralization in the district.

  Northeast faults postdate the mineralized structures.

  East-west faults appear last.

This pattern sequence would appear to indicate an early extension in a northeast-southwest direction, followed by a later extension in an east-northeast – west-southwest direction, followed by a northwest-southeast extension and finally ending with the latest extension in a north-south direction. This clockwise evolution of principal stress directions is similar to that of other regions in the American Cordillera, including the Sierra Madre of Mexico.

Figure 7.1
Regional Geology Map for the Guanaceví Mining District

Timing of uplift of the Guanaceví window is constrained by the following considerations:

  Dilatational fractures flanking the uplift are dominantly northwest trending, with subordinate north and north-northeast components. Northeast and east-west fractures are not significant in controlling the uplift pattern. Thus, uplift is early in the structural evolution described above.

  The northeast-southwest extension in Mexico is generally associated with opening of the Gulf of California, and dated as Oligocene to Miocene.

  Uplift therefore may be coeval with the onset of silicic volcanism of the Upper Volcanics, which are considered Oligocene in age.

It is reasonable to conclude that uplift occurred at the onset of Upper Volcanic Sequence eruptions (Oligocene), northeast-southwest extension, and was coeval with mineralization. The cause of uplift, however, is left unexplained by these considerations. Alternative explanations include magmatic upwelling at depth, resurgent doming within a cryptic caldera, or tectonic transpression resulting from large-scale lateral displacement

7.2      PROJECT GEOLOGY

The Santa Cruz mine property, which forms part of the main portion of the Guanaceví Mines project, covers about a 3.0 km strike length of the Santa Cruz fault/vein system. The Santa Cruz vein is similar in many respects to other veins in the Guanaceví district, except that it is the only one to lie on the west side of the horst of Guanaceví Formation and associated facies, and it dips west instead of east. See Figure 7.2 for the Guanaceví Mines project geology map.

In the Porvenir Dos area and the Deep Santa Cruz mine workings, a low angle rhyolite crystal-lapilli tuff and andesitic contact occurs high in the hanging wall of the Santa Cruz vein indicating a fault contact with Guanaceví Formation, which obviously cuts the contact.

7.2.1      Local Structure

The Santa Cruz vein, the principal host of silver and gold mineralization, is located on the west side of the horst of the Guanaceví Formation. The mineralized vein is part of a major fault system that trends northwest and principally places the Guanaceví Formation in the footwall against andesite and/or rhyolite in the hanging wall. The vein/fault presents a preferred strike of N45°W with dips from 45° to 70° to the southwest. From La Prieta to Porvenir Dos, it extends a distance of 5 km and averages approximately 3.0 m in width.

The broader and higher-grade mineralized ore shoots tend to occur along flexures in the Santa Cruz vein structure, where sigmoidal loops are developed both along strike and down dip. The vein in Deep Santa Cruz for instance splays into two, three or four separate mineralized structures with the intervening wallrocks also often well mineralized, giving mining widths up to 20 m in some places. These sigmoidal loops tend to develop with some regularity along strike and all of the ore shoots at the Santa Cruz mine have about a 60° plunge to the northwest. A shallow northwest plunging striation, raking at 15°- 30°, is noted on a number of fault planes within the Santa Cruz structure; these striations appear to be consistent with an observed sinistral movement seen on minor faults which produce small offsets of the Santa Cruz vein.

Particularly around the peripheral ore zones the vein is observed to develop imbricate structures, either as imbricate lenses shallowly oblique to the principal Santa Cruz trend or as vein segments offset by similarly trending minor faults. The trend of these structural features is generally slightly more westerly than the Santa Cruz vein/fault trend and steeper dipping. Veining is also often affected by north-south structures, which rarely seem to offset the main fault but do cause minor jogs in the vein; often the north-south structures are associated with manganese oxide concentrations and elevated silver grades.

7.2.2      Alteration

The sedimentary and volcanic rocks are hydrothermally altered with propylitization (chlorite) the most widespread, up to 150 m from the veins, with narrower bands of potassic and argillic alteration (kaolinite and adularia) typically up to 25 m thick in the hanging wall and with silicification near the veins. Phyllic alteration, however, is absent in the Guanaceví district.

Figure 7.2
Guanaceví Mines Project Geology Map

8.0      DEPOSIT TYPES

The deposit types of the Guanaceví property are described in detail in the Range (March, 2006) and Micon (April, 2007, March, 2009 and March, 2010) Technical Reports. The following description was excerpted from the March, 2009 and 2010, Micon reports.

The Guanaceví silver-gold district comprises classic, high-grade silver-gold, epithermal vein deposits, characterized by low sulphidation mineralization and adularia-sericite alteration. The Guanaceví veins are typical of most other epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in the Tertiary Lower Volcanic series of andesite flows, pyroclastics and epiclastics, overlain by the Upper Volcanic series of rhyolite pyroclastics and ignimbrites. Evidence is accumulating in the Guanaceví mining district that the mineralization is closely associated with a pulse of silicic eruptions that either signaled the end of Lower Volcanic Sequence magmatism or the onset of Upper Volcanic Sequence activity.

Low-sulphidation epithermal veins in Mexico typically have a well defined, subhorizontal ore horizon about 300 m to 500 m in vertical extent where the bonanza grade ore shoots have been deposited due to boiling of the hydrothermal fluids. Neither the top nor the bottom of the Santa Cruz ore horizon has yet been found but, given that high-grade mineralization occurs over a 400 m vertical extent from the top of the Garibaldi shaft (south of the Santa Cruz mine) to below Level 13 in Santa Cruz, it is likely that erosion has not removed a significant extent of the ore horizon.

Low sulphidation deposits are formed by the circulation of hydrothermal solutions that are near neutral in pH, resulting in very little acidic alteration with the host rock units. The characteristic alteration assemblages include illite, sericite and adularia that are typically hosted by either the veins themselves or in the vein wall rocks. The hydrothermal fluid can travel either along discrete fractures where it may create vein deposits or it can travel through permeable lithology such as a poorly welded ignimbrite flow, where it may deposit its load of precious metals in a disseminated deposit. In general terms, this style of mineralization is found at some distance from the heat source. Figure 8.1 illustrates the spatial distribution of the alteration and veining found in a hypothetical low-sulphidation hydrothermal system.

Figure 8.1
Alteration Mineral Distributions within a Low Suphidation System

9.0      MINERALIZATION

The mineralization of the Guanaceví property is described in detail in the Range (March, 2006) and Micon (April, 2007, March, 2009 and March, 2010) Technical Reports. The following description of the mineralization has been excerpted from the March, 2009 and 2010, Micon reports.

The principal mineralization within the Santa Cruz-Porvenir mines is an epithermal low-sulphidation, quartz-carbonate, fracture-filling vein hosted by a fault-structure that trends approximately N45°W and dips 55° southwest. The fault and vein comprise a structural system referred to locally as the Santa Cruz vein structure or Santa Cruz vein fault. The Santa Cruz vein structure has been traced for 5 km along the trend and averages about 3.0 m in width. Mineralization in the system is not continuous, but occurs in steeply northwest-raking shoots up to 200 m in strike length. A second vein, sub-parallel to the Santa Cruz vein but less continuous, is economically significant in the Porvenir Dos zone and in the northern portion of deep North Porvenir. It is referred to in both areas as the “Footwall vein”, although in Porvenir Dos, the term “Conglomerate vein” has also been employed.

9.1      SANTA CRUZ VEIN

The Santa Cruz vein is a silver-rich structure with lesser amounts of gold, lead and zinc. Mineralization has averaged 500 g/t silver and 1 g/t gold over 3 m true width. The minerals encountered are argentite-acanthite, limited gold, galena, sphalerite, pyrite and manganese oxides. Gangue minerals noted are barite, rhodonite, rhodochrosite, calcite, fluorite and quartz. The mineralization down to Level 6 in the Santa Cruz mine is mainly oxidized, with a transition zone of oxides to sulphides occurring between Levels 6 to 8, although some sulphide ore was mined above Level 6.

Mineralization exhibits evidence of episodic hydrothermal events which generated finely banded textures. The higher grade mineralization in the district is commonly associated with multiple phases of banding and brecciation. The first phase, deposition of white quartz, white calcite and pyrite in stockwork structures, often exhibits horse-tail structures bifurcating both in the horizontal and vertical sense to form imbricate pods. The second phase deposited semitranslucent quartz with argentite, scarce gold, and oxides of manganese (2%) and rare lead and zinc sulphide (4%), the latter particularly in the lower part of the hydrothermal system. The second phase was accompanied by the deposition of barite, rhodonite, rhodochrosite, fluorite and calcite.

This second phase comprises multiple pulses of mineralization expressed in the vein structures as bands of massive, banded or brecciated quartz. Massive and massive-to-banded quartz are commonly associated with carbonate which is predominantly manganoan calcite and calcitic rhodochrosite. Rhodonite is much less abundant than carbonates but is not uncommon.

According to results obtained through diamond drilling, the lead and zinc mineralization occurs more commonly in the vein below the water table which, in the Santa Cruz mine, is just below the 13 Level.

9.2      FOOTWALL VEINS

In the Porvenir Dos area and in the deeper portion of North Porvenir, a footwall-hosted vein lies in the footwall of the Santa Cruz vein structure. In both areas, this footwall vein is either within Guanaceví Formation footwall rocks or is at the structural contact between Guanaceví Formation and Lower Volcanic Sequence andesite. It is banded to brecciated quartz plus carbonate and contains local scatterings (< 1%) of sulphides (pyrite>sphalerite> galena>chalcopyrite) and rare pods (< 50 cm) of sulphides. It appears likely from drill sections that these footwall vein occurrences are splays of the main Santa Cruz vein structure and are largely sympathetic to it. At the north end of North Porvenir, on Section 19, the footwall vein attains a true width of over 7 m with silver grades of approximately 400 g/t in some areas. In Porvenir Dos, the footwall vein is narrower than the Santa Cruz vein and is overall a lower-grade vein, although one high grade intercept (uncapped) has been recorded in drill hole PD 36-3, at 2,548 g/t silver over 1.25 m.

10.0      EXPLORATION

Detailed descriptions of Endeavour Silver’s previous exploration programs were recorded in previous Micon Technical Reports and are summarized in Section 6 of this report. Only the 2010 exploration program will be discussed in detail in this section.

10.1      2010 GENERAL EXPLORATION AND DRILLING

In 2010, Endeavour Silver spent US $3,930,487 (including property holding costs) on exploration activities on Porvenir Cuatro, San Pedro and La Brisa, as summarized in Table 10.1.

Table 10.1
Summary of Guanaceví Mines Project Exploration Program in 2010

Mine or Concession/Claim	Area	Description	Pesos	US $
Mine	Santa Cruz	Consultants	40,018	3,171
		Subtotal	40,018	3,171
		Mine Total	40,018	3,171
Concession/Claim	Porvenir Dos	Taxes	5,302	420
		Expenses non deductible	690	55
		Subtotal	5,992	475
	Las Sultana	Taxes	2,135	169
		Subtotal	2,135	169
	Milache	Taxes	3,346	265
		Expenses non deductible	496	39
		Subtotal	3,842	304
	Porvenir Cuatro	Assays	48,810	3,868
		Diamond drilling	42,400	3,360
		Field	1,288	102
		Housing	4,043	320
		Food	295	23
		Geology and engineering personnel	85,312	6,760
		Payments and fees	5,232,637	414,634
		Salaries	13,268	1,051
		Travel and lodging	473	38
		Gas	4,614	366
		Repair and maintenance	4,334	343
		Expenses non deductible	26,186	2,075
		Subtotal	5,463,663	432,941
	San Pedro	Assays	2,046,066	162,130
		Consultants	141,417	11,206
		Diamond drilling	8,814,019	698,423
		Field	560,300	44,398
		Housing	89,938	7,127
		Food	146,678	11,623
		Geology and engineering personnel	2,686,877	212,908
		Professional development	7,427	588
		Management	1,051	83
		Contract Payments & Fees	26,909,203	2,132,285
		Reclamation	143,200	11,347
		Roads and drill pads	304,233	24,107

Mine or Concession/Claim	Area	Description	Pesos	US $
		Salaries	548,750	43,483
		Travel and lodging	94,650	7,500
		Gas	53,395	4,231
		Repair and maintenance	90,253	7,152
		Contractors services	1,736	138
		Expenses non deductible	500,801	39,683
		Subtotal	43,139,995	3,418,413
	Calvario / Elizabeth	Contract Payments & Fees	923,647	73,190
		Subtotal	923,647	73,190
	La Brisa	Assays	23,021	1,824
		Subtotal	23,021	1,824
		Concession/Claim Total	49,562,295	3,927,316
		Guanaceví Exploration Total	49,602,313	3,930,487

Table provided by Endeavour Silver Corp.

     10.1.1      Drilling

During 2010, Endeavour Silver completed 7,005 m of drilling in 24 surface diamond drill holes in the San Pedro area in the Guanaceví district. A total of 4,437 samples were collected and submitted for assay. Table 10.2 summarizes the 2010 surface exploration drilling campaign.

Table 10.2
Summary of the Guanaceví Mines Project Surface Exploration Drilling Activities in 2010

Project Area	Drill Holes	Total Metres	Number of Samples
San Pedro (core)	24	7,004.65	4,437

Table provided by Endeavour Silver Corp.

Surface diamond drilling at San Pedro was conducted by Layne de Mexico, S.A. de C.V. (Layne), a wholly-owned subsidiary of the USA-based Layne Christensen Company (Layne Christensen). Neither Layne nor Layne Christensen holds an interest in Endeavour Silver and both are independent of Endeavour Silver.

10.2      2010 OTHER EXPLORATION ACTIVITIES

In addition to the exploration drilling, Endeavour Silver also conducted a number of other exploration activities in 2010.

     10.2.1      San Pedro – 2010 Geological Mapping and Sampling

During 2010, geological mapping and sampling continued in the San Pedro sub-district with emphasis on mapping mineralized structures.

     10.2.2      Veronica – 2010 Trenching Program

During 2010, a backhoe/hand-trenching and rock chip sampling program was conducted in the Veronica area. The trenching program identified the north-northeast trending La Blanca and Mi Niña veins. These veins are parallel to and 1 kilometre south of the old El Soto, Desengano and Epsilon mines which produced high grade silver-gold ores historically. The La Blanca and Mi Niña veins also occur parallel to, and in the hanging wall of, the Veronica vein, which Endeavour Silver drilled in 2008. Although the Veronica drill results were spotty, several drill holes intersected the La Blanca vein with economically significant results.

The trenching program completed in the Veronica area included 16 trenches transecting the La Blanca and the Mi Niña veins (Figure 10.1).

Figure 10.1
Surface Map Showing the Geology and Completed Trenches in the Veronica Area

Recent mapping, trenching and sampling traced both the La Blanca and Mi Nina veins for 110 m, each still open along strike. Significant trench sampling results include 1,155 g/t silver and 3.80 g/t gold over a 0.9 m width in Trench ZB 6; and 549 g/t silver and 1.39 g/t gold over a 1.7 m width in Trench ZB16.

Significant trench results are shown in Table 10.3.

Table 10.3
Summary of Significant La Blanca and Mi Niña Trench Results in 2010

Trench	Vein	True Width (m)	Silver (g/t)	Gold (g/t)
ZB2	La Blanca	1.0	278	0.49
ZB3	La Blanca	0.8	391	1.94
	Including	0.3	812	5.13
ZB5	La Blanca	3.9	244	0.29
	Including	1.0	420	0.36
ZB6	La Blanca	0.9	1,155	3.80
	Including	0.3	1,975	8.76
ZB14	Mi Nina	1.0	342	0.68
	Including	0.4	676	1.26
ZB15	Other Vein	1.0	1,100	3.31
	Other Vein	1.8	93	1.74
ZB16	La Blanca	1.7	549	1.39
	Including	0.4	1,565	2.70
ZB17	La Blanca	0.5	170	0.40
BC1	La Blanca	2.7	292	1.21
	Including	0.5	807	5.15
BC2	Mi Nina	4.0	272	0.44
	Including	0.6	820	0.10

Table provided by Endeavour Silver Corp.

10.2.3      Santa Isabel Area – 2010 Mapping and Sampling Program

In 2010, mapping and sampling was conducted on the Santa Isabel, Margarita, Barradon, Terremoto and Alajaa concessions in the northeast San Pedro sub-district (Figure 10.2). On these concessions, several new veins were identified including the San Joaquin, Santa Isabel, Graciela, Marissa Breccia, Esperanza, Gavilan and La Féveins.

The northwest-striking Santa Isabel and San Joaquin are the most significant of the newly identified vein structures. The Santa Isabel vein has been traced on surface for more than one kilometre, and San Joaquin for over 500 m, by systematic mapping and sampling of a prospective vein/fault structures along which small historic mine workings occur. The Santa Isabel and San Joaquin veins also lie along strike from the historic high grade La Martha and Predilecta silver mines, which occupy the east-bounding faults of the Guanaceví horst block (Endeavour Silver’s Santa Cruz, Porvenir Norte, Porvenir Dos and Porvenir Cuatro mines are all located along the west-bounding fault of the Guanaceví horst block).

Figure 10.2
Surface Map Showing the Vein Traces in the Santa Isabel area of the San Pedro Sub-District, Guanceví

The Santa Isabel, San Joaquin and other veins in the Santa Isabel area are mainly comprised of quartz-calcite-iron carbonate+/-chlorite with disseminated pyrite (1 to 3%) and traces of argentite. The veins are banded in places with locally well-developed colloform textures. Patchy, locally intense, iron and manganese oxides (pyrolusite and wad) are also associated with the veins.

Recent sampling has returned rock chip sampling results including 893 g/t silver and 0.6 g/t gold over a 0.6 m width for the Santa Isabel vein and 578 g/t silver over a 0.25 m width on the San Joaquin vein.

Significant rock chip sample results are summarized in Table 10.4.

Table 10.4
2010 Summary of Significant Assay Results for Rock Samples collected in Santa Isabel Area

Sample ID	Location	Width (m)	ALS Laboratory Assays
			Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
SP10-175	San Joaquin	0.6	0.17	216	0.05	0.5	1.17
SP10-184	San Joaquin	Grab	<0.05	323	0.29	0.27	0.22
SP10-185	San Joaquin	Grab	<0.05	251	0.21	0.71	0.05
SP10-186	San Joaquin	Grab	<0.05	214	0.10	0.33	0.04
SP10-219	San Joaquin	Chips	<0.05	301	0.25	0.30	0.36
SP10-270	San Joaquin	Chips	<0.05	392	0.14	0.87	2.21
SP10-272	San Joaquin	0.25	<0.05	121	0.11	2.85	3.64
SP10-282	San Joaquin	0.4	<0.05	257	0.08	0.03	0.10
SP10-326	San Joaquin	0.25	<0.05	578	0.09	0.61	0.95
DSP-261	Santa Isabel	0.2	0.31	211	0.116	0.029	0.015
DSP-271	Santa Isabel	0.4	0.07	209	0.072	1.780	4.470
DSP-311	Santa Isabel	0.3	0.10	111	0.008	0.011	0.009
DSP-344	Barradon	0.35	0.13	407	0.033	0.126	0.052
DSP-345	Barradon	0.4	0.19	668	0.021	0.025	0.040
DSP-346	Barradon	0.4	0.10	221	0.061	0.047	0.055
DSP-354	Barradon	0.5	<0.05	132	0.011	0.025	0.149
DSP-356	Terremoto	0.4	<0.05	316	0.071	0.121	0.235
DSP-358	Terremoto	0.6	<0.05	124	0.020	0.067	0.121
DSP-361	Terremoto	0.6	<0.05	141	0.039	0.084	0.165
DSP-367	Alajaa	0.45	<0.05	160	0.168	1.370	0.599
DSP-368	Alajaa	0.6	0.13	402	0.553	4.610	1.550
DSP-369	Alajaa	0.75	<0.05	173	0.249	0.447	2.110
DSP-379	Alajaa	0.9	<0.05	284	0.067	1.085	0.135
ESP-458	Santa Isabel	0.40	<0.05	300	0.060	0.418	0.172
ESP-461	Santa Isabel	0.30	0.07	210	0.075	0.580	0.250
ESP-462	Santa Isabel	0.20	<0.05	302	0.010	0.121	0.093
ESP-463	Santa Isabel	0.30	<0.05	293	0.053	0.380	0.387
ESP-464	Santa Isabel	0.20	<0.05	429	0.063	0.020	0.030
ESP-466	Santa Isabel	0.30	<0.05	110	0.019	0.162	0.117
ESP-467	Santa Isabel	0.30	<0.05	264	0.037	0.099	0.060
ESP-468	Santa Isabel	0.20	<0.05	252	0.047	0.267	0.544
ESP-471	Santa Isabel	0.20	<0.05	130	0.037	0.043	0.063
ESP-473	Santa Isabel	0.35	<0.05	188	0.064	0.193	0.408
ESP-476	Santa Isabel	0.60	<0.05	893	0.166	1.100	0.391
ESP-477	Santa Isabel	0.30	<0.05	336	0.088	0.082	0.324

Table provided by Endeavour Silver Corp.

     10.2.4      La Guirnalda – 2010 Mapping and Sampling Program

In 2010, reconnaissance mapping and sampling was conducted on Endeavour Silver’s La Guirnalda claim (Figure 10.3). The Guirnalda claim is underlain by andesite with several areas of moderate to intense veinlets of quartz and calcite, manganese (pyrolusite) and weakly disseminated pyrite. These zones are associated with propylitic alteration and patchy oxidation. These structures and related alteration zones trend north-northwest but are not formal structures and are mostly covered by alluvium. A couple of small mine workings (both flooded), a small shaft and a test pit with a few metres of development were investigated. No significant alteration or mineralized structures were observed.

No significant assays have been returned for rock samples collected to-date. The most significant assay result returned so far was only 36 g/t silver over 0.25 m from a zone of intense argillization with chlorite and manganese oxide (pyrolusite).

Figure 10.3
Surface Geology Map of the La Guirnalda Area of the San Pedro Sub-District, Guanceví

     10.2.5      La Brisa – 2010 Mapping and Sampling Program

During 2010, geological mapping and sampling was conducted on Endeavour Silver’s newly staked La Brisa 3 concession (Figure 10.4). This included reconnaissance of the structures located on the La Brisa and La Brisa 2 claims held by another party. Geological mapping within the La Brisa claim identified several new vein/fault structures in outcrop.

Figure 10.4
Surface Geology Map of the La Brisa 3 Area of the San Pedro Sub-District, Guanceví

The most interesting area investigated was underlain by abundant quartz float. Quartz float boulders were large and with intermittent outcrops of quartz breccias traced for approximately 230 m. Float boulders are mainly comprised of milky-chalcedonic-crystalline quartz fragments, are white-light brown-red (minor) in colour and contain traces of iron and manganese oxide. Some boulders showed traces of amethyst quartz and malachite and possibly cinnabar.

Rock types identified in the La Brisa 3 concession area include:

  Rhyolite: Most of the mining concession is covered by a compact rhyolite of red to light pink colour.

  Rhyolitic Tuff: On the west side of the concession, in the stratigraphic footwall of the rhyolite, is a white to cream and minor light yellow coloured rhyolitic tuff.

  Tuff and Rhyolitic Ignimbrite: Some tuff and rhyolitic ignimbrite units are intercalated between the rhyolites. These units are cream, redish to white in colour, with argilic alteration.

  Vitrophyre: Black and light green in colour, located mainly in the contact of the rhyolite and rhyolitic tuffs.

Geological mapping to-date has yet to find a contact between the mapped rhyolitic units and a possible underlying andesite belonging to the Lower Volcanic Series.

No significant assays have been returned for rock samples collected to-date. The most significant assay result returned so far has only been 3.4 g/t silver over 0.50 m from a zone of oxidized and brecciated milky white, crystalline chalcedonic quartz.

In December, 2010, a geochemical soil grid was completed in the area of quartz float boulders (Figure 10.5).

Figure 10.5
Surface Map of the Soil Geochemical Grid in La Brisa 3 Area Showing Soil (purple) and Rock (green)
Samples

11.0      DRILLING

Endeavour Silver’s previous drilling programs on the Guanaceví Mines project have been described in previous Technical Reports. This Section discusses the general drilling and core logging procedures, as well as focusing on the 2010 drilling programs.

11.1      GENERAL DRILLING AND LOGGING PROCEDURES

No changes have occurred to the methods of outlining and surveying the locations of the drill holes since the publication of the previous Micon reports. However, for completeness of this report, the following description of Endeavour Silver’s drilling procedures has been excerpted from the prior reports.

     11.1.1      Drilling Procedures

After review and approval by management of the planning and budgeting of the drilling programs proposed by Endeavour Silver geologists, the individual drill sites are prepared and surveyed. Drill holes are typically drilled from the hanging wall, perpendicular to and passing through the target structure, into the footwall. No drilling is designed for intercept angles less than about 35° to the target, and most are from 45 to 90°. Drill holes are typically HQ to NQ size in diameter.

On the drill site, the drill set-up is surveyed for azimuth, inclination and collar coordinates with the drilling subject to daily scrutiny and coordination by Endeavour Silver geologists. At or near the targeted drill hole depth, the hole is surveyed using a Reflex down-hole survey instrument in multi-shot mode. The instrument is lowered down the drill rod string by wireline (the core barrel has been removed) and extended through the bit, where it hangs unsecured by resting on the bit crown. Survey measurements are thus obtained at a depth of approximately 4 m below the end of the drill string and at 30 m to 50 m intervals from the bottom of the hole to the collar. The survey data obtained from the drill hole are transferred to a handheld PDA, by which the data are transferred to the office and thence to the Vulcan mine planning software and AutoCAD databases. True thicknesses are estimated from the measured inclination of the drill hole intercept and the interpreted dip of the vein.

Drill core is collected daily and carried to a secure core storage building where it is laid out, measured, logged for geotechnical and geological data, and marked for sampling.

Depending on the competency of the core, core is either cut in half with a diamond bladed core saw or split with a pneumatic core splitter.

The core storage facilities at Guanaceví are well protected by high level security fences and are under 24 hours surveillance by security personnel. This arrangement assists in minimizing out any possibility of tampering with the drill cores.

     11.1.2      Ballmark Core Orientation System

In 2009, Endeavour Silver implemented the Ballmark Oriented Core System for its drilling programs in San Pedro. The most important benefit of this system is its inherent design for accurate measurement of the orientation of mineralized structures, faults and fractures.

The Ballmark system is designed to accurately orientate drill core as and when the core is broken from the bottom of the hole. It does this by indent marking a soft disc with a non-magnetic free moving ball which, because of gravity, lies at the bottom or low side of an angled hole.

Ballmark is unique in that it marks the orientation of the core at the time the core is broken, as against all other systems that return to the bottom of the hole after the event (breaking the core) to try to measure or mark the profile of the hole bottom or the 'stub' left in hole. Because of this basic difference, there is no downtime in the drilling cycle and the drill rig continues working at its normal pace, without costly delays to the operation.

The Ballmark system works by utilizing the action of the inner tube back end during core breaking, which transfers load to the outer tube via compression of a spring (Figure 11.1). The system is then able to indent a previously aligned soft disc, using a ceramic ball.

Figure 11.1
The Ballmark Core Orientation System

By breaking core after the drill string has stopped rotating, a BALLMARK® is created on the soft disc (Figure 11.2). This mark can then be transposed to the core resulting in consistent, accurate core orientation. This also produces a permanent record (the disc) of the core orientation information.

Figure 11.2
Permanent Core Orientation Information is Created on a Soft Disc of the Ballmark System

     11.1.3      Core Logging Procedures

In 2010, Endeavour Silver continued using its drill hole data collection and data management system for its exploration projects.

A configuration setup by Century Systems Technologies Inc. was selected for this purpose (Figure 11.3). Century was chosen because it directly interfaces with other software such as Vulcan, MapInfo and ArcGIS. The configuration selected was as follows:

  DHLogger for drill hole data collection, management and reporting, which runs on a Windows XP or Vista computer.

  DHLite for drill hole data collection, which runs on a handheld Windows mobile computer. Fusion Client to move data back and forth between the local computer and the server(s).

In 2008, Endeavour established logging codes and other database organization and implemented the Century data collection and data management system at Guanaceví.

Each project is captured into a DHLogger stand-alone database. The database comes in two files that can be easily copied to the office for backup and sharing of the data.

Only one person can be adding data to a project’s database at a given time in DHLogger but many people can be logging drill holes on DHLite at the same time.

Figure 11.3
Century’s Configuration for Drill Hole Data Collection for the Guanaceví Mines Project

The data is captured at the project or in the office and the database files can be posted to a secure area in the office for others to copy to their computer and view.

Directories can be setup in the office, similar to the one shown below, to store the database files for backup purposes and to view the project data.

11.2      2010 DRILLING PROGRAM AND RESULTS

In 2010, exploration drilling at Guanaceví focused in two principal areas: exploring the Santa Cruz vein structure north of the Porvenir mine so that any new mineralization could be added to the mine plan for development and production; and discovering new high-grade silver-gold-base metal mineralized zones in the San Pedro sub-district located in the northern part of the Guanaceví district. The goal of this surface drilling was to discover new resources for development and production.

     11.2.1      2010 San Pedro Sub-District Surface Diamond Drilling Program

During 2010, Endeavour Silver’s continued its exploration programs in the San Pedro sub-district of Guanaceví to follow-up on previous discoveries and identify new zones of silver (gold)-lead-zinc mineralization.

In 2010, exploration drilling in the San Pedro sub-district focused on three areas:

1.	Noche Buena-Buena Fé: Testing the mineralized structures identified in previous drilling programs in the Noche Buena-Buena Fé target area.

2.	Epsilon-Soto: Follow-up drilling of high-grade silver-gold intercepts obtained in 2008 on the Epsilon and Soto veins located in the northwestern part of San Pedro.

3.	La Blanca-Mi Niña: Testing high-grade silver-gold veins exposed in trenches which are parallel to, and in the hanging wall of, the Veronica vein, which Endeavour Silver drilled in 2008.

In 2010, surface diamond drilling continued in San Pedro using one drill rig provided by Layne. By mid-December, 2010, Endeavour Silver had completed a total of 7,005 m in twenty-four holes (Table 11.1).

Table 11.1
Summary for San Pedro 2010 Surface Diamond Drilling Program

Hole	Azimuth (°)	Dip (°)	Diameter	Total Depth (m)	Start Date	Finish Date
Noche Buena – Buena Fé
NB2-5	180º	-78º	HQ	479.45	08/01/2010	15/01/2010
NB1-5	180º	-80º	HQ	519.05	16/01/2010	25/01/2010
NB2-3	180º	-83º	HQ	221.8	26/01/2010	01/02/2010
NB4-1	180º	-62º	HQ	414.6	02/02/2010	09/02/2010
NB3-5	180º	-76º	HQ	371.85	09/02/2010	15/02/2010
BF15-1	300º	-45º	HQ	164.65	15/02/2010	18/02/2010
NB4-2	180º	-54º	HQ	489.55	19/02/2010	28/02/2010
NB5-1	180º	-67º	HQ	493.9	08/03/2010	16/03/2010
			Subtotal	3,154.85
Epsilon - Soto
EPS3-2	300º	-52º	HQ	344.6	27/09/2010	01/10/2010
EPS3-3	300º	-72º	HQ	349.6	01/10/2010	07/10/2010
EPS2-1	278º	-60º	HQ	375.1	08/10/2010	14/10/2010
EPS2-2	278º	-45º	HQ	350.8	14/10/2010	20/10/2010
EPS4-1	290º	-62º	HQ	308	03/11/2010	09/11/2010
EPS4-2	294º	-48º	HQ	289.05	10/11/2010	16/11/2010
EPS4-3	286º	-74º	HQ	332	16/11/2010	22/11/2010
EPS1-1	250º	-60º	HQ	66.85	22/11/2010	28/11/2010
EPS1-1B	257º	-60º	HQ	335.35	28/11/2010	05/12/2010
EPS1-2	248º	-68º	HQ	299.05	05/12/2010	09/12/2010
			Subtotal	3,050.40
La Blanca – Mi Niña
BC-1	91º	-45º	HQ	136.55	21/10/2010	23/10/2010
BC-2	119º	-46º	HQ	133.4	23/10/2010	26/10/2010
BC-3	110º	-46º	HQ	155.2	26/10/2010	30/10/2010
BC-04	116º	-46º	HQ	124.5	28/10/2010	30/10/2010
BC-05	116º	-81º	HQ	125	30/10/2010	31/10/2010
BC-06	116º	-45º	HQ	124.75	01/11/2010	03/11/2010
			Subtotal	799.4
			Total	7,004.65 m

Table provided by Endeavour Silver Corp.

     11.2.2      2010 San Pedro Sub-District Surface Diamond Drilling Results

Noche Buena – Buena Fé Target Area

In January, 2010, surface diamond drilling continued to test the mineralized structures identified in previous drilling programs in the Noche Buena-Buena Fé target area. By the middle of March, Endeavour Silver had completed a total of 3,155 m in 8 holes at Noche Buena-Buena Fé (Table 11.1; Figure 11.4).

Surface diamond drilling in the Noche Buena-Buena Fé area intercepted several veins and mantos containing silver-gold-base metal mineralization. Mineralization mainly occurs on the Armagedon and Calvario vein structures. These structures are hosted primarily in Tertiary volcaniclastic andesite, which overlies the older Guanaceví conglomerates in the area.

The Armagedon vein zone is mainly comprised of white-yellow quartz-calcite+/-sericite veins and stockwork with fault/fracture material (~10 cm fragments) and disseminated galena (1 to 2%). Locally, the quartz-calcite veins are banded with minor bands of galena (<5%), sphalerite (1 to 2%) and traces of argentite.

The Calvario vein structure consists primarily of faulted quartz-calcite-chlorite veins with minor rhodochrosite. The veins contain disseminated sulphides (<5%) comprised of pyrite, galena, sphalerite with traces of argentite.

Drilling highlights included 201 g/t silver, 0.09 g/t gold, 0.4% lead and 1.0% zinc over a 3.1 m true width for the Armagedon vein in hole NB3-5, and 191 g/t silver, 0.25 g/t gold, 1.0% lead and 1.8% zinc over 1.7 m true width in hole NB2-5 in the Calvario vein.

Drilling results are summarized in Table 11.2 and vein intercepts are shown on longitudinal sections portrayed on Figures 11.5 through 11.7.

Figure 11.4
Surface Drill Hole Map of the Noche Buena-Buena Fé Area, San Pedro Sub-District, Guanaceví
(Completed holes during 2008-2009 are shown in black and those completed in 2010 are shown in blue)

Table 11.2
2010 Summary of the Noche Buena-Buena Fé Diamond Drilling Results

Drill Hole	Vein	Sample Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)
NB1-5	Armagedon Vein	229.90	235.85	5.95	4.46	10	<0.05	0.05	0.09
	Calvario Vein	346.05	351.65	5.60	3.60	17	<0.05	0.52	0.84
NB2-3	Armagedon Vein	183.15	185.40	2.25	1.50	180	0.11	1.45	2.54
	FW Armagedon Vein	216.10	218.30	2.20	1.50	205	0.07	0.59	0.99
	Calvario Vein	247.05	249.00	1.95	1.49	127	0.45	2.13	2.38
NB2-5	Armagedon Vein	247.00	251.00	4.00	1.69	10	<0.05	0.05	0.12

Drill Hole	Vein	Sample Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)
	Calvario Vein	352.60	355.90	3.30	1.65	191	0.25	0.99	1.82
NB3-4*	Armagedon Vein	322.25	325.40	3.15	1.57	163	0.19	0.29	0.43
	Calvario Vein	412.10	415.25	3.15	1.53	21	0.05	0.10	0.15
NB3-5	Armagedon Vein	115.10	119.30	4.20	3.11	201	0.09	0.39	0.97
	Breccia	181.55	184.95	3.40	2.08	12	<0.05	0.09	0.35
	Calvario Vein	201.50	201.95	0.45	0.32	<5	<0.05	0.00	0.01
NB4-1	Armagedon Vein	137.10	157.30	20.20	14.66	6	<0.05	0.04	0.04
	Calvario Vein	291.75	294.10	2.35	1.18	193	<0.05	0.46	0.71
NB4-2	Armagedon Vein	141.85	157.65	15.80	7.83	9	0.07	0.02	0.04
	Calvario Vein	250.35	250.90	0.55	0.48	21	0.07	0.03	0.04
NB5-1	Armagedon Vein	152.50	158.25	5.75	4.29	27	0.06	0.03	0.06
	Calvario Vein	283.55	284.20	0.65	0.28	106	0.30	0.12	0.18
BF15-1	Buena FéVein	81.85	83.25	1.40	0.82	32	<0.05	0.09	0.12

Table provided by Endeavour Silver Corp (Hole NB3-4 was completed in 2009).

Figure 11.5
Longitudinal Section Showing Intersection Points on the HW Armagedon Vein

Figure 11.6
Longitudinal Section Showing Intersection Points on the Armagedon Vein

Figure 11.7
Longitudinal Section Showing Intersection Points on the Calvario Vein

Figures 11.8 and 11.9 depict typical cross-sections showing several of the holes drilled to test the HW Armagedon, Armagedon and Calvario vein structures in the Noche Buena-Buena Fé area.

Figure 11.8
Cross-Section Showing the Holes (NB2-1 through NB2-5) Drilled to test the Calvario and Armagedon
Vein Structures in the Noche Buena Area

Figure 11.9
Cross-Section Showing the Holes (NB3-1, NB3-3, NB3-4 and NB3-5) Drilled to test the Calvario and
Armagedon Vein Structures in the Noche Buena Area

Epsilon - Soto Target Area

In September, 2010, surface diamond drilling commenced on Endeavour Silver’s Epsilon concession to follow-up high-grade silver-gold intercepts previously obtained on the Epsilon and Soto veins in the San Pedro area. By December, Endeavour Silver had completed a total of 3,050 m in 10 holes in Epsilon-Soto target area (Table 11.1; Figure 11.10).

Figure 11.10
Surface Drill Hole Map of the Epsilon – Soto Area, San Pedro Sub-District, Guanaceví
(Completed holes during 2008-2009 are shown in black and those completed in 2010 are shown in blue)

Surface diamond drilling in the Epsilon-Soto area intercepted several veins and mantos containing silver-gold-base metal mineralization. Mineralization mainly occurs on the Soto and Epsilon vein structures. These structures are hosted either in Tertiary volcaniclastic andesite or in the underlying and older Guanaceví conglomerates in the area.

The Soto vein structure mainly consists of a crystalline and milky white quartz-calcite-chlorite vein stockwork with disseminated pyrite (5%) and traces of galena, sphalerite, argentite and rare pyrargyrite.

The Epsilon vein is interpreted as a hanging wall splay of the Soto vein. It is mainly comprised quartz, calcite and chlorite containing finely disseminated pyrite (2%), galena (1%) and sphalerite (1%). The Epsilon vein is hosted in andesite only.

Drilling highlights included 406 g/t silver and 0.64 g/t gold over a 3.7 m true width for the Soto vein in hole EPS3-3, and 3,319 g/t silver, 7.06 g/t gold, 0.5% lead and 0.4% zinc over 2.0 m true width for a manto intercepted in hole EPS1-2.

Drilling results are summarized in Table 11.3 and Soto vein intercepts are shown on the longitudinal section in Figure 11.11.

Table 11.3
2010 Summary of the Epsilon-Soto Diamond Drilling Results

Hole	Vein	Sample Interval (m)				Assay Results
		From	To	Core Length	True Width	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)
EPS1-1B	Soto Vein	241.60	244.05	2.45	2.22	150	0.33	0.15	0.31
	Including	243.70	244.05	0.35	0.32	543	0.99	0.83	1.62
EPS1-2	Manto	223.90	226.40	2.50	1.96	3,319	7.06	0.49	0.43
	Including	223.90	224.25	0.35	0.27	>10,000	31.80	2.80	2.85
	Vein	239.20	239.50	0.30	0.13	475	1.12	0.20	0.26
	Soto Vein	256.35	261.45	5.10	3.77	14	0.07	0.01	0.02
EPS2-1	Soto Vein	254.70	255.05	0.35	0.34	87	<0.05	0.04	0.06
EPS2-2	Soto Vein	235.45	236.80	1.35	1.33	214	0.41	0.08	0.12
	Including	235.45	235.75	0.30	0.30	917	1.67	0.33	0.46
EPS3-2	Epsilon Vein	201.05	201.25	0.20	0.19	<5	<0.05	0.01	0.01
	Soto Vein	260.50	262.50	2.00	1.76	100	0.25	0.06	0.13
EPS3-3	Soto Vein	296.25	300.35	4.10	3.72	406	0.64	0.04	0.16
	Including	297.55	298.10	0.55	0.50	937	1.57	0.08	0.37
EPS4-1	Soto Vein	267.80	268.10	0.30	0.29	9	<0.05	0.02	0.03
EPS4-2	Epsilon Vein	205.10	205.35	0.25	0.16	<5	<0.05	0.00	0.01
	Soto Vein	255.85	257.05	1.20	1.16	287	0.54	0.13	0.32
EPS4-3	Soto Vein	286.35	286.65	0.30	0.27	30	<0.05	0.02	0.03

Table provided by Endeavour Silver Corp.

Figure 11.11
Longitudinal Section Showing Intersection Points on the Soto Vein

Figures 11.12 and 11.13 depict typical cross-sections showing several of the holes drilled to test the Epsilon and Soto vein structures in the San Pedro sub-district of Guanaceví.

Figure 11.12
Cross-Section Showing Holes EPS1-1B and EPS1-2 Drilled to Test the Epsilon and Soto Vein Structures

SW
SECTION EPS1's
SW79°NE Looking at N11°W
NE
ENDEAVOUR
SILVER
2500
2400
2300
2200
2100
2000
1900
ELEVATION
Kms-a
Kms-a
Kms-Lm
Kms-a
SOTO VEIN
MANTO EPSILON
JKcog
JKcog
EPS1-1B
Azimuth 258°
Dip -60°
Total Depth 333.35 m
EPS1-2
Azimuth 246°
Dip -67°
Total Depth 301.80 m
EL SOTO CLAIM
EPSILON CLAIM
EPSILON CLAIM
SAN PEDRO UNO CLAIM
SAN PEDRO UNO CLAIM
NOCHE BUENA CLAIM
SCALE
0 25 50 75 150
Meters

Figure provided by Endeavour Silver Corp.

Figure 11.13
Cross-Section Showing Holes EPS3-1 through EPS3-3 Drilled to Test the Epsilon and Soto Vein
Structures

NW
SECTION EPS3's
NW60°SE Looking at N30°E
SE
ENDEAVOUR
SILVER
2500
2400
2300
2200
2100
2000
1900
ELEVATION
Reference Line
EPSILON VEIN
SOTO VEIN
Kms-a
Kms-a
JKcog
EPS3-2
Azimut 300°
Dip -52°
Total Depth 344.6 m
EPS3-1
Azimut 300°
Dip -60°
Total Depth 362.45 m
EPS3-3
Azimut 300°
Dip -72°
Total Depth 349.60 m
SCALE
0 25 50 75 150
Meters
Figure provided by Endeavour Silver Corp.

La Blanca – Mi Niña

During October and November, 2010, surface diamond drilling was conducted on Endeavour Silver’s Veronica concession to follow-up high-grade silver-gold intercepts returned from surface trenches and previously intersected in drill holes testing the La Blanca and Mi Niña veins in the San Pedro area. Endeavour Silver had completed a total of 799 m in 6 holes in La Blanca-Mi Niña target area (Table 11.1; Figure 11.14).

Figure 11.14
Surface Drill Hole Map of the Veronica Area, San Pedro Sub-District, Guanaceví
(Completed holes during 2008-2009 are shown in black and those completed in 2010 are shown in blue)

The La Blanca and Mi Niña structures mainly consist of an oxidized quartz-calcite+/-sericite+/-clay veins and stockwork with disseminated pyrite (<5%) and traces of galena, sphalerite and argentite. The host rock is mainly Guanaceví conglomerate but in places the hangingwall of the Mi Niña structure is andesite.

Drilling highlights included 3,000 g/t silver and 7.7 g/t gold over a 2.1 m true width for the La Blanca vein in hole BC-03, and 204 g/t silver and 0.57 g/t gold over a 5.4 m true width for the Mi Niña vein intercepted in hole BC-04.

Drilling results are summarized in Table 11.4 and the La Blanca and Mi Niña vein intercepts are shown on the longitudinal sections in Figures 11.15 and 11.16.

Figure 11.17 is a typical cross-section showing hole BC-03 drilled to test the La Blanca and Mi Niña vein structures in the San Pedro sub-district of Guanaceví.

Table 11.4
2010 Summary of the La Blanca-Mi Niña Diamond Drilling Results

Hole	Vein	Sample Interval (m)				Assay Results
		From	To	Core Length	True Width	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)
BC-01	La Blanca Vein	45.90	51.45	5.55	1.87	348	0.28	0.03	0.02
	Including	48.80	49.15	0.35	0.12	1,165	<0.05	0.01	0.01
	Mi Niña Vein	101.95	104.90	2.95	2.45	22	0.06	0.01	0.02
BC-02	La Blanca Vein	50.95	53.45	2.50	1.92	62	0.05	0.01	0.01
	Mi Niña Vein	96.45	97.75	1.30	0.75	18	0.08	0.01	0.02
BC-03	La Blanca Vein	33.95	37.45	3.50	2.11	3,000	7.66	0.80	0.19
	Including	36.15	36.80	0.65	0.39	>10,000	37.00	0.63	0.95
	Mi Niña Vein	106.90	108.20	1.30	1.02	13	0.05	0.00	0.01
BC-04	Mi Niña Vein	34.20	40.40	6.20	5.37	204	0.57	0.09	0.22
BC-05	Mi Niña Vein	69.25	69.85	0.60	0.34	165	0.41	0.03	0.06
BC-06	Mi Niña Vein	41.45	43.00	1.55	1.27	6	0.05	0.00	0.01

Table provided by Endeavour Silver Corp.

Figure 11.15
Longitudinal Section Showing Intersection Points on the La Blanca Vein

Figure 11.16
Longitudinal Section Showing Intersection Points on the Mi Niña Vein

Figure 11.17
Cross-Section Showing the Hole BC-03 Drilled to Test the La Blanca and Mi Niña Vein Structures

     11.2.3      2010 North Porvenir Mine Surface Diamond Drilling Program

In the second quarter of 2010, a diamond drilling program was initiated in the North Porvenir mine. The program consisted of one surface rig provided by Corebeil de Mexico S.A. de C.V. (Corebeil). By the end of 2010, 6,138 m were drilled in 12 surface drill holes. Table 11.5 summarizes the drill holes at the North Porvenir mine.

Figures 11.18 and 11.19 are longitudinal sections showing the surface diamond drill hole pierce points along with the intersection assay results. Intercepts identified as hanging wall (HW) belong to the Zone 2 structure, intercepts indentified as footwall (FW) belong to the Zone 1 structure. Unidentified pierce points without a HW or FW identifier, belong to Zone 1.

     11.2.4      2010 North Porvenir Mine Surface Diamond Drilling Results

In 2010, the drilling program at the North Porvenir mine extended the northern zone further to the north and slightly deeper than had been previously recognized. Strong silver mineralization in the Santa Cruz vein was intersected in several drill holes and this has expanded the previously defined resources in this area.

Drilling highlights in the northern zone include 1,919 g/t silver and 6.43 g/t gold over a 2.49 m true vein width in the Zone 2 North structure in hole PS-636-03; 597 g/t silver and 0.92 g/t gold over a 2.29 m true vein width on the Zone 1 structure also in hole PS-636-03. In hole PS-628-01, the Zone 2 structure returned 421 g/t silver and 2.01 g/t gold over a 2.63 m true vein width, and the Zones 1 and 2 intercepts in PS-636-01 returned high grade silver values of 330 and 317 g/t silver respectively, over true widths of 1.62 m and 2.28 m.

All North Porvenir mine surface diamond drilling results are summarized in Table 11.6.

Several representative cross-sections of the Santa Cruz vein are shown on Figures 11.20 through 11.23.

Table 11.5
Summary for North Porvenir 2010 Surface Diamond Drilling

Area	Drill Hole Number	Drilling Date		Drill Hole Collar Coordinates			Azimuth (°)	Dip (°)	Depth (m)
		Start	Finish	East	North	Elevation
Porvenir North Surface Holes	PS-618-01	4/27/2010	5/15/2010	399,824.03	2,867,245.83	2,371.32	75.3	-71.3	478.5
	PS-628-01	5/15/2010	5/26/2010	399,824.25	2,867,246.18	2,371.28	26.1	-66.9	502.5
	PS-626-03	5/27/2010	7/14/2010	399,824.48	2,867,246.57	2,371.27	29.5	-72.8	513.0
	PS-644-01	7/14/2010	7/30/2010	399,637.47	2,867,412.87	2,407.66	50.6	-49.9	466.5
	PS-647-01	7/30/2010	8/16/2010	399,636.75	2,867,412.15	2,407.66	45.6	-63.1	550.1
	PS-645-01	8/16/2010	8/27/2010	399,635.94	2,867,411.61	2,407.67	51.4	-71.7	564.0
	PS-645-02	9/1/2010	9/21/2010	399,635.46	2,867,411.43	2,407.69	51.4	-81.0	672.0
	PS-636-01	9/21/2010	9/30/2010	399,715.01	2,867,344.96	2,389.05	46.3	-67.2	517.5
	PS-636-02	10/1/2010	10/14/2010	399,713.76	2,867,343.62	2,389.18	46.2	-75.0	585.0
	PS-646-01	10/15/2010	10/26/2010	399,682.53	2,867,541.44	2,390.01	62.0	-45.0	378.0
	PS-652-01	11/26/2010	11/4/2010	399,684.13	2,867,542.42	2,390.37	46.0	-47.0	408.0
	PS-636-03	11/4/2010	11/19/2010	399,718.66	2,867,348.50	2,388.94	46.2	-49.0	502.5

Table provided by Endeavour Silver Corp.

Figure 11.18
Longitudinal Section of the Northern Part of North Porvenir Mine Showing Intersection Points of Drill
Holes Completed on the Santa Cruz Vein (Zone 1 (FW) and Zone 2 (HW))

Figure 11.19
Lonitudinal Section of the Northern Part of North Porvenir Mine Showing Intersection Points of Drill
Holes Completed on the Santa Cruz Vein (Zone 1 (FW) and Zone 2 (HW))

Table 11.6
North Porvenir Mine 2010 Surface Diamond Drilling Results

Area	Drill Hole	Santa Cruz Vein (SCV)	Mineralized Intersection (m)				Assays (g/t)
			From	To	Core Length	True Width
							Silver	Gold
Northern Zone	PS-618-01	SCV (Zone 1)	433.50	445.40	11.90	10.69	275	0.75
	PS-626-03	SCV (Zone ?)	489.18	489.85	0.67	0.54	189	0.35
	PS-626-03	SCV (Zone ?)	492.00	492.50	0.50	0.40	36	0.03
	PS-626-03	SCV (Zone 1)	493.65	494.50	0.85	0.69	41	0.03
	PS-628-01	SCV (Zone 2)	455.00	458.15	3.15	2.63	421	2.01
	PS-628-01	SCV (Zone 1)	476.25	483.00	6.75	5.75	131	0.11
	PS-636-01	SCV (Zone 2)	438.50	440.31	1.81	1.62	330	0.47
	PS-636-01	SCV (Zone 1)	482.35	486.50	4.15	2.28	317	0.46
	PS-636-02	SCV (Zone 2)	499.65	500.50	0.85	0.68	10	0.43
	PS-636-02	SCV (Zone 1)	541.00	543.57	2.57	2.04	127	0.42
	PS-636-03	SCV (Zone 2)	363.60	366.16	2.56	2.47	10	0.03
	PS-636-03	SCV (Zone Z2N)	429.69	432.30	2.61	2.49	1,919	6.43
	PS-636-03	SCV (Zone 1)	435.28	437.69	2.41	2.29	597	0.92
	PS-644-01	SCV (Zone ?)	436.10	436.50	0.40	0.39	14	0.03
	PS-644-01	SCV (Zone ?)	448.60	449.20	0.60	0.59	14	0.03
	PS-644-01	SCV (Zone 1)	452.85	453.40	0.55	0.54	100	0.18
	PS-645-01	SCV (Zone 2)	474.15	474.80	0.65	0.53	196	0.03
	PS-645-01	SCV (Zone 1)	536.40	539.00	2.60	2.13	52	0.21
	PS-645-02	SCV (Zone 2)	542.85	544.30	1.45	1.06	166	0.17
	PS-645-02	SCV (Zone 1)	616.50	617.20	0.70	0.52	142	0.2
	PS-646-01	SCV (Zone 1)	348.27	349.52	1.25	1.20	29	0.05
	PS-647-01	SCV (Zone 2)	445.90	446.80	0.90	0.82	24	0.04
	PS-647-01	SCV (Zone Z2N)	466.80	467.40	0.60	0.55	47	0.09
	PS-652-01	SCV (Zone 1)	335.22	335.42	0.20	0.19	21	0.06

Table provided by Endeavour Silver Corp.

Figure 11.20
Cross-Section through Holes PS-636-01, -02 and -03 Drilled to Test the Santa Cruz Vein in the North Porvenir Mine

Figure 11.21
Cross-Section through Holes PS-628-01, PS-626-01 and PS-626-02 Drilled to Test the Santa Cruz Vein in the North Porvenir Mine

ELEVATION
Tvr
0.52 m / <3.4 gpt Ag / 0.21 gpt Au BSI
3.05 m / 53 gpt Ag / 0.10 gpt Au BSI
1.38 m / 139 gpt Ag / 0.17 gpt Au BSI
Tva
Kcog
1.37 m / 16 gpt Ag / 0.10 gpt Au BSI
Kcog
1.29 m / 986 gpt Ag / 0.89 gpt Au BSI
3.57 m / 590 gpt Ag / 1.29 gpt Au BSI
2.8 m / 410 gpt Ag / 0.70 gpt Au (HW)
1.77 m / 84 gpt Ag / 0.14 gpt Au (FW)
1.90 m / 475 gpt Ag / 1.05 gpt Au (HW)
Tvr
2.00 m / 199 gpt Ag / 0.28 gpt Au (FW)
3.66 m / 210 gpt Ag / 0.67 gpt Au BSI
3.00 m / 423 gpt Ag / 3.08 gpt Au (HW)
7.00 m / 131 gpt Ag / 0.11 gpt Au (FW)
Tva

Figure provided by Endeavour Silver Corp.

Figure 11.22
Cross-Section through Holes PS-644-01, PS-647-01, PS-645-01 and PS-645-02 Drilled to Test the Santa
Cruz Vein in the North Porvenir Mine

Figure 11.23
Cross-Section through Holes PS-654-01. PS-656-01 and PS656-02 Drilled to Test the Santa Cruz Vein in
the North Porvenir Mine

12.0      SAMPLING METHOD AND APPROACH

A description of Endeavour Silver’s sampling method and approach for the Guanaceví Mines project was provided in previous Technical Reports by Range, (March, 2006) and Micon (April, 2007 and March, 2009). Endeavour Silver personnel have made no material changes to the sampling method and approach since the publication of the March, 2009, Micon report. However, for completeness of this report, the description from the March, 2009, report has been excerpted and edited where appropriate.

12.1      SAMPLING INTERVALS

Sampling intervals range from about 0.3 m to 2.5 m, with most in the 0.5 m to 1.5 m range. The Endeavour Silver geologist uses geological criteria to select sample intervals. Quartz vein material is separated from hanging wall and footwall horizons, and internal vein samples are broken out by texture type. Three principal types of vein textures are recognized: (a) massive, (b) banded and (c) brecciated. As much as possible, vein samples are selected to represent mineralization episodes.

12.2      UNDERGROUND SAMPLING METHODOLOGY

Mine samples are collected principally for grade control purposes but are also used to build up a channel sample database for resource estimation purposes. Samples are collected from sills and in stopes. Sill samples are taken from the development face on a blast-by-blast basis. Sill face samples are either taken perpendicular to the structure or are taken horizontally and vertically; preferentially perpendicular samples are collected but with inexperienced samplers the horizontal-vertical method is used. All sampling starts from the footwall and proceeds towards the hanging wall, with sample limits based on geological contacts. In stopes, and in sills if time permits, samples are taken from the back and footwall side-wall. In general footwall waste samples are not taken systematically, although at least one footwall sample is normally taken in a sampling session and wherever the footwall is veined or sulphide rich. If the vein is present in the footwall side-wall, it is sampled, although in early 2008 the length of side-wall samples was not measured. Side-wall channel samples are measured vertically, whilst back samples are measured horizontally. Channel sampling is generally at 2.5 m intervals but can be increased to 5 m intervals in areas where the geology and grade distribution are well known. Samples are taken using a hammer and chisel; if the back is too high a scaling bar is also used to chip the sample off.

Sample locations underground are measured from a known reference point. The reference points used are uniquely identified control points installed by Endeavour surveyors. All grade control samples are bagged in heavy duty polyurethane bags with a commercially prepared sample ticket inserted in the bag, and the sample number marked on the bag exterior with marker pen. All sample information is noted in a field notebook and later transferred to daily information sheets in the office. Basic sample information is also noted on sample ticket slips which are stored in the mine geology department office.

12.3      DENSITY DETERMINATIONS

     12.3.1      Exploration Samples

No bulk density samples were analyzed from exploration drilling programs in 2009 and 2010. Density determinations from previous drilling programs were used for converting volumes to tonnes for the 2009 and 2010 year-end resource estimates for the San Pedro area, Porvenir Cuatro, and the Santa Cruz mine.

     12.3.2      Mine Samples

Bulk density samples were collected from the mines in the Guanaceví operation throughout 2010. The majority of samples came from Porvenir North and Porvenir Dos. Insufficient samples were taken from Porvenir Cuatro and Santa Cruz mines during 2010 to be useful for determining density. Sample collection from these areas will continue in 2011. Samples were sent for analysis to the Stewart Group laboratory facility in Zacatecas, Mexico. Results have been received for 179 samples collected and are summarized in Table 12.1. A program is in place to collect and analyze density samples regularly on a monthly basis for both mineralized and non-mineralized rock types. A specific gravity value of 2.55, based on past production data, was used for converting volumes to tonnes for the year-end 2010 reserves. This value is within the acceptable range based on the results to date.

Table 12.1
Bulk Density Determinations for Mine Samples from Porvenir North and Porvenir Dos

Statistics	Porvenir North	Porvenir Dos	Porvenir Cuatro	Santa Cruz
Number of Data	134	35	4	6
Mean	2.53	2.50	2.59	2.51
Median	2.52	2.49	2.59	2.52
Standard Deviation	0.088	0.124	0.023	0.070
Sample Variance	0.008	0.015	0.001	0.005
C.V.	0.035	0.049	0.009	0.028
IQR	2.47 - 2.57	2.46 - 2.54	2.58 - 2.61	2.45 - 2.56
Minimum	2.26	2.29	2.56	2.43
Maximum	2.94	3.00	2.61	2.60
Range	0.68	0.72	0.05	0.17

Table provided by Endeavour Silver Corp.

12.4      MICON COMMENTS REGARDING ENDEAVOUR SAMPLING PROCEDURES

Endeavour Silver’s sampling protocols for evaluation purposes (underground and surface drill cores) follow the current CIM Exploration Best Practices Guidelines and this provides a degree of confidence regarding the validity and integrity of the database used for the resource and reserve estimates.

For production, channel chip sampling does not attain a perfectly representative sample due to the hardness of the material being sampled, as usually only softer material is sampled preferentially. However, the practice of chip sampling is common around the world for underground deposits and the practice of systematically sampling the faces, backs or walls of the development drifts on a close spacing (5 m or less) tends to generate a very large set of samples which, in most cases, is statistically representative of the material being sampled. Endeavour Silver’s underground sampling practice is in line with current industry practices and standards in use and is effectively being used for grade control purposes.

Endeavour Silver’s evaluation drilling samples are representative as the HQ and/or NQ core size used yields almost 100% core recovery and provides a large enough sample size. There are no known factors that may result in sample biases. Production channel chip samples are yielding the desired result of differentiating ore from waste. The quality of the bulk density samples collected is demonstrated by the results being consistent with previous determinations. No drilling, sampling or recovery factors have been identified that could result in sampling bias or otherwise materially impact the accuracy and reliability of the assays and, hence, of the resource database.

Tables of the significant drilling assay results for the Porvenir Cuatro, San Pedro sub-district (Noche Buena and Buena Fé) and the North Porvenir mine are included in Section 11, as part of the discussion regarding the drilling program results, and will not be reproduced here. No table of significant underground sampling assay results is included here as the underground assays are part of the mine grade control program.

13.0      SAMPLE PREPARATION, ANALYSIS AND SECURITY

In March, 2009, Micon reported changes that had been made to Endeavour Silver’s sample preparation, analyses and security since the publication of the April, 2007, Micon Technical Report. Further changes have since been made to some areas and these are summarized below.

13.1      SAMPLE PREPARATION

     13.1.1      Mine Channel Samples

Mine chip channel samples and mill feed belt samples are prepared and analyzed at the Metalurgica Guanaceví (MG) laboratory, Endeavour’s in-house laboratory at the Guanaceví Mines project.

Grade control channel samples, which were used for stope based reserve estimates, are prepared and analyzed at the in-house laboratory. The sample preparation procedure for most of 2009 was the following: Samples are received and checked in by laboratory staff; moist samples are dried for 2 to 4 hours; otherwise samples are crushed to -½ inch in a primary jaw crusher; samples are split using a 1 inch or ½ inch Jones splitter; 100 to 150 g of sample is retained for pulverizing and is put in a metal tray, along with a pulp envelope; remaining coarse rejects are returned to their original bag along with the sample ticket and stored; the 150 g crushed sample is then dried at a temperature of 100° C. The dried sample is pulverized in a ring pulverizer to -80 mesh; the pulverized sample is stored in a numbered envelope. The procedures for the mine channel sample preparation were the same in 2009 as they were in 2008.

     13.1.2      Exploration Core Samples

All exploration drill core is transported to the secure core storage facility at the Santa Cruz mine site. Sampling procedures typically begin with splitting by either a wheel-driven manual splitting device or an electric diamond-bladed core saw. The wheel-driven manual splitting device is generally used only when the core is badly broken-up and cannot be effectively cut by the diamond-bladed core saw. In most cases, the diamond saw is used for splitting the core. One half of the core is replaced in the original core box with depth markers, the other half is bagged with sample tickets and recorded in the sample record. Once samples are bagged, they are transported to an outside laboratory.

In 2009 and 2010, all drill core samples were sent to ALS-Chemex (Chemex). Chemex maintains a preparation facility in Chihuahua, where 50 g pulps are prepared and shipped to Vancouver, Canada for analysis. Chemex emails assay data results to Endeavour Silver geologists and then returns the pulps to Guanaceví for storage at the core building at the Santa Cruz mine site.

All of Endeavour Silver’s drill core samples are bagged and tagged at the Guanaceví Mines project. Upon arrival at Chemex, all samples are logged into the laboratory’s tracking system. Then the entire sample is weighed, dried and fine crushed to better than 70% passing 2 mm. A sample split of up to 250 g is then taken and pulverized to 85% passing 75 microns.

Sampling results are reported to be reasonably representative of the mineralization of the deposits and may be used with acceptable confidence in the estimation of the mineable reserves.

13.2      ANALYSES

     13.2.1      Mine/Grade Control Samples

At the MG laboratory, a 20 g sample is removed from the 100 g pulp and subjected to fire assay determination of gold and silver contents. Subsequent splits of the pulp are used for lead, zinc, copper, manganese and iron analyses by atomic adsorption (AA). Pulp and rejects are returned to the geology department within 1 to 3 days. The geology department selects pulps and rejects to be returned to for re-assay. This methodology became fully operational in June, 2009, and was maintained throughout 2010.

Endeavour Silver also uses outside laboratory assay facilities for check assaying.

     13.2.2      Exploration Samples

At Chemex, the analytical procedure for Au and Ag is also fire assay followed by a gravimetric finish. A 50 gram nominal pulp sample weight is used. Lead, zinc and copper are determined either by AA or atomic emission spectroscopy (AES).

As an economical tool for first pass exploration geochemistry, the pulps are sometimes subjected to aqua regia digestion and inductively coupled plasma (ICP) multi-element analysis. The data reported from an aqua regia leach are considered to represent the leachable portion of the particular analyte. These analytical methods are optimized for low detection limits. The assays for evaluation of high-grade materials are optimized for accuracy and precision at high concentrations (>10,000 ppm). Over-limits for lead, zinc and copper are determined either by atomic adsorption or atomic emission spectroscopy. In 2010, the turn-around time required for analyses was typically been 2 to 4 weeks.

13.3      QUALITY ASSURANCE AND QUALITY CONTROL (QA/QC).

Endeavour Silver imposes and maintains various QA/QC protocols on sampling and assay procedures, including duplicates, standards, blanks and check analyses to monitor the integrity of assay results.

     13.3.1      Mine Channel Sampling

The QA/QC for production samples involves repeat assays on pulp and reject assays, along with in-house prepared blanks and control samples. No commercially available standards were used in 2010. Endeavour silver creates standards in-house using selected pulp rejects which are prepared by an outside third party laboratory. Roughly 3-5% of production grade control sample are submitted for re-assay.

In August, 2009, the geology department began collecting and sending blanks along with production samples. This practice has continued through 2010. Currently, blanks are inserted at the frequency of 1 to 2 samples per day. Blanks are collected as run-of-mine material from waste headings such as the development ramps. These samples are usually of sufficiently low silver grade to be useful in detecting laboratory errors; however, there is always the possibility of that the samples will contain anomalous values. Blanks are submitted blind, that is, they are inserted into the sample stream using the same sample sequence and identifiers as any other sample collected. In the future, attempts will be made to procure certified blanks or blanks with a higher probability of being void of detectable silver. In 2010, 789 blank samples were assayed by the MG laboratory. Results of the blank assays are shown in Figure 13.1. Approximately 10% of the 789 samples sent for assay in 2010 returned silver grades greater than 100 g/t.The majority of anomalous values can be traced to suspected sample tag swaps. Sample values less than 100 g/t are considered acceptable.

Figure 13.1
Blank Samples Assayed at the MG Onsite Laboratory

In October, 2009, the use of two in-house standards (Table 13.1), which were prepared from material collected from active stope headings, was initiated at the MG laboratory on site. The samples were prepared by SGS at its facility in Durango and involved round-robin assaying at three independent external laboratories. In total, 80 kg of pulverized material was prepared for each control sample. Control samples submitted to the MG laboratory are selected at random from one of the following choices; 1) GCVI_E, 2) GCVI_F or 3) a regular pulp reject. Controls are inserted at the rate of one in each batch of fire assays. The samples are inserted blind. The random selection and inclusion of normal pulp rejects helps to ensure the anonymity of the samples. A total of 1,454 control samples were submitted in 2010, 590 GCVI_E, 726 GCVI_F and 138 blind pulp samples disguised as control samples.

Table 13.1
Guanaceví Control Samples

Standard Identifier	Reference Number	Silver (g/t)	Gold (g/t)
GCVI_E	N/A	239	0.44
GCVI_F	N/A	235	0.44

Table provided by Endeavour Silver Corp.

Figures 13.2 and 13.3 summarize the silver assay results for the control samples GCVI_E and GCVI_F submitted to the MG laboratory, respectively.

Figure 13.2
Summary of the Silver Assay Results for Control Sample GCVI_E Assayed at the MG Laboratory

Figure 13.3
Summary of the Silver Assay Results for Control Sample GCVI_F Assayed at the MG Laboratory

Figures 13.4 and 13.5 summarize the gold assay results for the control samples GCVI_E and GCVI_F submitted to the MG laboratory, respectively.

Figure 13.4
Summary of the Gold Assay Results for Control Sample GCVI_E Assayed at the MG Laboratory

Figure 13.5
Summary of the Gold Assay Results for Control Sample GCVI_F Assayed at the MG Laboratory

In June, 2009, a regular program of collecting and resubmitting pulp and reject duplicates was implemented on a daily basis. This procedure continued throughout 2010. A total of 2,492 coarse rejects and 2,211 pulp samples from the mine production sampling were collected and resubmitted for analysis during 2010. This represents approximately 6% of the total production samples collected. In addition to the selection of production pulps and rejects, duplicate field samples were also collected in the form of underground chip samples and surface muck pile samples. A total of 2,247 samples were collected in 2010 and were made up of 910 underground duplicates and 1,337 duplicate muck pile samples.

Discrepancies and inconsistencies in the duplicate sample data are resolved by re-assaying either the pulp or reject or, in some cases, both.

Scatter diagrams for duplicate samples are shown in Figures 13.6 through 13.9. Figures 13.8 and 13.9 represent all samples collected in 2010.

In general, results of the duplicate re-assays indicate a good correlation for silver and moderate to poor correlation for gold. The difference in the quality of the results of the pulp assays versus the reject assays suggests that the location of sample error may be in the sample preparation stage and that improvements in sample preparation may reduce the variability in the reject sample results; an effect that might also carry through and reduce the variability observed in field duplicate samples.

Figure 13.6
Scatterplots of the Pulp Reassays for Silver (left) and Gold (right)

Figure 13.7
Scatterplots of the Reject Reassays for Silver (left) and Gold (right)

Figure 13.8
Scatterplots of the Assay Results for the Mine Duplicate Samples for Silver (left) and Gold (right)

Figure 13.9
Scatterplots of the Assay Results for the Pile Duplicate Samples for Silver (left) and Gold (right)

Check assays are also sent to at least two external laboratories for analysis, typically the Stewart Group and the Endeavour Silver laboratory at the Guanajuato Mines project. Samples are collected on a regular basis and Endeavour Silver plans to start submitting samples to additional external laboratories on a monthly basis.

Results from the pulp samples submitted to the Stewart Group laboratory show a good correlation for silver and a moderate correlation for gold pulp samples (Figure 13.10) and a much better correlation for both silver and gold rejects (Figure 13.11).

Figure 13.10
Scatterplots of the Assay Results for the Pulp Duplicates Assayed at the Guanajuato Laboratory
Silver (left) and Gold (right)

Figure 13.11
Scatterplots of the Assay Results for the Reject Duplicates Assayed at the Guanajuato Laboratory
Silver (left) and Gold (right)

     13.3.2      Drilling Programs

Drilling in the San Pedro area is supported by a QA/QC program to monitor the integrity of all assay results. Each batch of 20 samples includes one blank, one duplicate and one standard. Check assaying is also conducted at a frequency of between 5% and 10%.

A total 4,433 samples were collected during Endeavour Silver’s drilling program at Guanaceví in 2010 as shown in Table 13.2. Additional check assay results are still pending.

Table 13.2
Table Showing Quantities of Control Samples Used

Sample Type	No. of Samples	Percentage (%)
Normal	3,782	85.3%
Blanks	224	5.1%
Duplicates	210	4.7%
Standards	217	4.9%
Total	4,433	100%

Table provided by Endeavour Silver Corp.

Discrepancies and inconsistencies in the blank and duplicate data are resolved by re-assaying either the pulp or reject or both.

Endeavour Silver’s sampling process, including handling of samples, preparation and analysis, is shown in the quality control flow sheet below (Figure 13.12).

Figure 13.12
Flow Sheet for Core Sampling, Sample Preparation and Analysis

     13.3.3      Blank Samples

Blank samples were inserted to monitor possible contamination during the preparation process and analysis of the samples in the laboratory. The blank material used was commercial bentonite purchased for Endeavour Silver’s drilling programs on the Guanaceví Mines project. The bentonite used was Enviroplug Coarse (1/4”). Blank samples are inserted randomly into the sample batch and given unique sample numbers in sequence with the other samples before being shipped to the laboratory.

Discrepancies and inconsistencies in the blank sample data are generally resolved by re-assaying either the pulp or reject or both.

Results

For gold, only one sample (0.4%) out of the 224 total was above the detection limit of 0.05 g/t gold (Figure 13.13).

Figure 13.13
Control Chart for Gold Assays from Blank Samples

For silver, only 7 blank samples (3.1%) out of the 224 total were above the detection limit of 5 g/t silver for the analytical method (Figure 13.14). Five of these assays were above the upper limit of the confidence range of 2 times the standard deviation of the same population.

Figure 13.14
Control Chart for Silver Assays from Blank Samples

For lead and zinc, all samples were over the detection limit of the method used (ICP), but only eight for lead and ten for zinc were above the confidence range of 2 times the standard deviation of the same population (Figures 13.15 and 13.16).

Not all the blank samples were analyzed for base metals, and the graphs presented here show some samples without base metal values.

Figure 13.15
Control Chart for Lead Assays from Blank Samples

Figure 13.16
Control Chart for Zinc Assays from Blank Samples

Upon review of the data, it is concluded that, with the exception of a few high assay values for silver, lead and zinc, results for Endeavour Silver’s sample preparation and analysis programs are for the most part free of any significant contamination.

     13.3.4      Duplicate Samples

Duplicate samples were used to monitor (a) potential mixing up of samples and (b) variability of the data as a result of laboratory error or the lack of homogeneity of the samples.

Duplicate core samples were prepared by Endeavour Silver personnel at the core storage facility at the Guanaceví Mines project. Preparation first involved randomly selecting a sample interval for duplicate sampling purposes. The duplicates were then collected at the time of initial sampling. This required first splitting the core in half and then crushing and dividing the half-split into two portions which were sent to the laboratory separately. The duplicate samples were ticketed with the consecutive number following the original sample. One duplicate sample was collected for each batch of 20 samples.

Discrepancies and inconsistencies in the duplicate sample data are resolved by re-assaying either the pulp or reject or both.

A total of 210 duplicate samples were taken representing 4.7% of all samples.

Scatter diagrams for duplicate samples are shown in Figures 13.17 through 13.20.

For the duplicate samples, graphical analysis shows good correlation indices for gold, silver, lead and zinc in the majority of the samples.

The correlation indices are all above 0.80. In the case for lead and zinc, the correlation indices of 0.98 and 0.99 respectively, were considered highly satisfactory.

Figure 13.17
Original Versus Duplicate Graph for Gold Assays from Duplicate Samples

Figure 13.18
Original Versus Duplicate Graph for Silver Assays from Duplicate Samples

Figure 13.19
Original Versus Duplicate Graph for Lead Assays from Duplicate Samples

Figure 13.20
Original Versus Duplicate Graph for Zinc Assays from Duplicate Samples

     13.3.5      Reference Standards

Endeavour Silver uses commercial reference standards to monitor the accuracy of the laboratories. Standard reference material has been purchased from various internationally-recognized companies such as WCM Minerals, Geostats Pty Ltd. And Rock Labs. Each reference standard was prepared by the vendor at its own laboratories and shipped directly to Endeavour Silver along with a certificate of analysis for each standard purchased.

In 2010, a total of 217 reference control samples were submitted at an average frequency of 1 for each batch of 20 samples. Reference standards were ticketed with pre-assigned numbers in order to avoid inadvertently using numbers that were being used during logging.

Five different standards were submitted and analyzed for gold, silver, copper, lead and zinc. Reference standards used during Endeavour Silver’s drilling programs are described in Table 13.3.

Table 13.3
Reference Standards Used for Endeavour Silver’s Drilling Programs

Reference Standard	Reference Number	Reference Source	Reference Standard Assays
			Gold (g/t)	Silver (g/t)	Copper (%)	Lead (%)	Zinc (%)
edr-13	PM1125	WCM Minerals		1,776
edr-14	PM1124	WCM Minerals		228
edr-18	PM424	WCM Minerals	1.17
edr-19	PM1127	WCM Minerals		1,580
edr-21	PM139	WCM Minerals		195	0.37	1.94	4.14

Table provided by Endeavour Silver Corp.

For graphical analysis, results for the standards were scrutinized relative to the mean or control limit (CL), and a lower control limit (LL) and an upper control limit (UL), as shown in Table 13.4.

Table 13.4
Table Showing Basis for Interpreting Standard Samples

Limit	Value
UL	Plus 2 standard deviations of standard reference material
CL	Recommended value (mean) of standard reference material)
LL	Minus 2 standard deviations of standard reference material

Table provided by Endeavour Silver Corp.

Endeavour Silver’s general rules for a batch failure are as follows:

  A reported value for a standard greater than 3 standard deviations from the mean is a failure.

  Two consecutive values of a standard greater than 2 standard deviations from the mean is a failure.

  A blank value over the acceptable limit is a failure.

  Results are reported to Endeavour Silver’s Qualified Person every month.

Results of each standard are presented separately below.

Edr-13 (a silver standard)

Thirty-eight samples of reference standard Edr-13 were submitted. The average value of the standard and the control chart are shown in Table 13.5 and Figure 13.21.

Most of the values were slightly below the accepted value for the standard but nearly all were within the control limits. Only one sample was below the lower control limit for the standard, and less than 95% of the accepted value for the standard.

Table 13.5
Laboratory Performance on Standard Edr-13

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Ag (g/t)	1,676	1,776

Table provided by Endeavour Silver Corp.

Figure 13.21
Control Chart for Silver Assays from the Standard Reference Sample Edr-13

Edr-14 (a silver standard)

Seventy-four samples of reference standard Edr-14 were submitted. The average value of the standard and the control chart are shown in Table 13.6 and Figure 13.22.

Most values were below but within the control limits for the standard. Only three samples were slightly below the lower control limit.

Table 13.6
Laboratory Performance on Standard Edr-14

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Ag (g/t)	223	228

Table provided by Endeavour Silver Corp.

Figure 13.22
Control Chart for Silver Assays from the Standard Reference Sample Edr-14

Edr-18 (a gold standard)

Thirty-eight samples of reference standard Edr-18 were submitted. The average value of the standard and the control chart are shown in Table 13.7 and Figure 13.23.

Most values were found to be within the control limits. Only five samples were slightly out of the range of +/- 2 times the standard deviation of the standard.

Table 13.7
Laboratory Performance on Standard Edr-18

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Au (g/t)	1.18	1.17

Table provided by Endeavour Silver Corp.

Figure 13.23
Control Chart for Gold Assays from the Standard Reference Sample Edr-18

Edr-19 (a silver standard)

Thirty-six samples of reference standard Edr-19 were submitted. The average value of the standard and the control chart are shown in Table 13.8 and Figure 13.24.

Most of the values were slightly below the lower control limit for the standard, and less than 95% of the accepted value for the standard. This is thought to reflect more on the quality of the standard than the performance of the laboratory.

Table 13.8
Laboratory Performance on Standard Edr-19

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Ag (g/t)	1,490	1,580

Table provided by Endeavour Silver Corp.

Figure 13.24
Control Chart for Silver Assays from the Standard Reference Sample Edr-19

Edr-21 (a silver-base metal standard)

Twenty-three samples of reference standard Edr-21 were submitted. The average values of the standard and the control charts are shown in Table 13.9 and Figures 13.25 through 13.28.

Most of the values for silver, lead and zinc were slightly below accepted values for the standard, with many falling below the lower control limit. This is again thought to reflect more on the quality of the standard than the performance of the laboratory.

In the case for copper, the majority of the values were within the control limits for the standard.

Table 13.9
Laboratory Performance on Standard Edr-21

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Ag (g/t)	189	195
Cu (%)	0.37	0.37
Pb (%)	1.77	1.94
Zn (%)	4.02	4.14

Table provided by Endeavour Silver Corp.

Figure 13.25
Control Chart for Silver Assays from the Standard Reference Sample Edr-21

Figure 13.26
Control Chart for Copper Assays from the Standard Reference Sample Edr-21

Figure 13.27
Control Chart for Lead Assays from the Standard Reference Sample Edr-21

Figure 13.28
Control Chart for Zinc Assays from the Standard Reference Sample Edr-21

     13.3.6      Check Assaying

To evaluate sample quality control, Endeavour Silver periodically conducts check analyses.

Random pulps were selected from original core samples and sent to a second laboratory to verify the original assay and monitor any possible deviation due to sample handling and laboratory procedures.

Some check assay results are still pending. At the time of writing, results had been received from a total of 207 pulps from different mineralized zones intercepted in the 2010 San Pedro drill holes which were sent to a third party laboratory (BSI-Inspectorate) for check analysis. All pulps were analyzed for gold and silver. A total of 140 out of the 207 pulps were also analyzed by BSI-Inspectorate for copper, lead and zinc. For the majority of these samples, there was close correlation between the original assay and the check assay.

For gold and silver, correlation indices were 0.95 and 0.96, respectively. For both gold and silver, a very tight clustering of assays is observed (Figures 13.29 and 13.30).

In the case of copper, lead and zinc, correlation coefficients were very high, calculated to be 0.98 for copper, 0.99 for lead and 0.99 for zinc. These correlation coefficients indicate that the check assays are nearly identical to the original assays.

Standards and blanks were also submitted along with the pulps sent for check assay. The standards returned assays very close to the expected values for gold, silver, copper, lead and zinc. Only standard EDR21 showed any problems. This standard typically varies from the expected value and this is believed to be related to the quality of the standard and not the performance of the laboratory.

The blanks submitted along with the check assays all returned values less than the detection limit for gold and silver. In the case of copper, lead and zinc, the values for the standards were very low, with very little deviation.

Figure 13.29
Scatter Diagram of the Gold Check Samples

Figure 13.30
Scatter Diagram of the Silver Check Samples

A total of 140 samples were analyzed for copper, lead and zinc. Correlation indices are high (>0.98) for all three metals, showing a very good correlation between the original ALS-Chemex assay and the BSI-Inspectorate check assay, as shown in Figures 13.31, 13.32 and 13.33.

Figure 13.31
Scatter Diagram of the Copper Check Samples

Figure 13.32
Scatter Diagram of the Lead Check Samples

Figure 13.33
Scatter Diagram of the Zinc Check Samples

13.4      SECURITY

Diamond drill core and pulps are stored in a core storage facility constructed on the Santa Cruz mine site. The core storage building was completed in 2007. It is a covered, open-sided structure with 1.5 -metre knee walls on the foundations, and chain-link fencing material above the knee walls. Access to the stored core is through a locked steel-mesh, iron-framed double gate in front, and a locked steel door in the back. Pulps are stored in boxes within the core building. Access to the core building is restricted.

13.5      MG LABORATORY IMPROVEMENTS AND QA/QC

The assay laboratory facility in Guanaceví, Durango, in operation since October, 2008, offers analytical services on-site. This fully equiped facility was built in response to the increasing demand, safety and improved quality assurance.

The Guanaceví facility provides the geology, exploration, ecology, metallurgy and plant departments with a comprehensive range of services, minimizing turnaround times (less than 24 hours for preliminary geological samples and an average of 72 hours for complete results).

As part of its QA/QC program, the on site MG laboratory submits duplicate samples, and standards to third party laboratories, including SGS, Stewart, Actlabs and Pan American Silver. In 2010, a total of 781 Guanaceví samples and 143 concentrate samples from Guanajuato were send for testing (Table 13.10).

Table 13.10
Round-Robin Samples

Laboratory	Number of GCV Samples	Number of GTO Concentrate Samples
SGS	30	119
Stewart	301	0
Actlabs	30	24
Pan American	420	0
Total	781	143

Table provided by Endeavour Silver Corp.

Results of the round-robin testing are shown Figures 13.34 through 13.41.

Figure 13.34
Scatter Diagram of the 30 Silver Check Samples Tested at SGS

Figure 13.35
Scatter Diagram of the 30 Gold Check Samples Tested at SGS

Figure 13.36
Scatter Diagram of the 420 Silver Check Samples Tested at Pan American Silver

Figure 13.37
Scatter Diagram of the 420 Gold Check Samples Tested at Pan American Silver

Figure 13.38
Scatter Diagram of the 301 Silver Check Samples Tested at Alex Stewart

Figure 13.39
Scatter Diagram of the 301 Gold Check Samples Tested at Alex Stewart

Figure 13.40
Scatter Diagram of the 30 Silver Check Samples Tested at Actlabs

Figure 13.41
Scatter Diagram of the 30 Gold Check Samples Tested at Actlabs

The MG laboratory also uses standard reference material. There were six different standards used in 2010. Five of the samples were silver standards one was a gold standard. The gold standard had a certified value of 1.5 g/t. The results of the assays are shown in Figure 13.42. The five silver standards ranged in value from 60 g/t to 2,000 g/t. The results for the silver standards are shown in Figures 13.43 to 13.47. Blank samples are also assayed to detect contamination. The results of the 1,387 blank samples assayed at MG are shown in Figure 13.48

Figure 13.42
Scatter Diagram of the 1.5 g/t Gold Standard

Figure 13.43
Scatter Diagram of the 60 g/t Silver Standard

Figure 13.44
Scatter Diagram of the 100 g/t Silver Standard

Figure 13.45
Scatter Diagram of the 200 g/t Silver Standard

Figure 13.46
Scatter Diagram of the 1,000 g/t Silver Standard

Figure 13.47
Scatter Diagram of the 2,000 g/t Silver Standard

Figure 13.48
Scatter Diagram of Blanks Assayed at the Guanaceví Laboratory

13.6      CONCLUSIONS

The quality control measures employed and check analyses/testing procedures utilized, including the results and corrective actions taken, are in line with the CIM’s Best Practices Guidelines. Thus, following its review, Micon believes that the QA/QC procedures and protocols employed at the Guanaceví Mines project are rigorous enough to ensure that the sample data are appropriate for use in mineral resource and reserve estimations. The core storage building provides adequate security for the samples and drill cores against tampering.

Other than initial packaging of the rock chip and/or drill core samples, sample preparation prior to analysis is conducted by the laboratory. Endeavour Silver’s control samples include blanks which look alike to the other samples in the batch, thus ensuring that any contamination during sample preparation at the crushing stage can be detected and corrective action taken. The analytical procedures conform to industry standards.

14.0      DATA VERIFICATION

14.1      INTRODUCTION

The data verification completed by Micon at Guanaceví was carried out during four separate site visits: December 16 to 18, 2006, September 6 to 9, 2008, November 20 to 22, 2009 and June 23, to 25, 2010. Micon was represented by William Lewis during the first visit and by Charley Murahwi during the second through fourth visits. For the 2010 visit, Mr. Murahwi was accompanied by Mr. Mukhopadhyay. No independent sampling was conducted by Micon, since other Qualified Persons have previously sampled the mineralization, as discussed in earlier Technical Reports. Furthermore, Micon considers production records to be the most reliable data confirming the mineralization contained in the deposits under development at the mine.

Mr. Murahwi visited the Guanaceví property in 2008, 2009 and 2010 where the underground mine workings and surface facilities were inspected, and the initial review of the database and block model for the resource and reserve estimate was performed.

Endeavour Silver took effective control of the mining operation at the Guanaceví Mines project during 2004. The project is comprised of an operating mine and processing plant which are producing silver doré bars on a regular basis. The sales of doré are a definitive representation of Endeavour Silver’s production.

Endeavour Silver maintains an active program of assay checks for the production of doré at the plant, in addition to a sampling and assaying program by a sales representative in the city of Torreón, Coahuila, to check the assays reported by the Met-Mex Peñoles smelter. An adequate amount of checking has been conducted, and the results are representative of the doré produced at the Guanaceví Mines project and shipped to the smelter.

The Micon 2010 data verification procedure followed the same format as that conducted for the year ended 31 December, 2009 and comprised three separate but interrelated phases as follows: (a) general review of in-house QA/QC procedures, (b) validation of the in-house data protocols and (c) physical inspection of the blocks/areas drilled and/or sampled for reserve and resource definition.

The actual audits of the resources/reserves were conducted at the Micon offices in Toronto and Vancouver.

14.2      REVIEW OF THE IN-HOUSE DATA PROTOCOLS

     14.2.1      Database Construction

Endeavour Silver conducts a validation process on the underground sampling and surface exploration data generated from its Guanaceví Mines project. The data verification procedures generally involve:

Visually checking the data for the following:

Any non-conforming assay information, such as duplicate and missing sample numbers.

Verifying collar elevations against survey information for each drill hole.

Verifying collar coordinates against survey information for each drill hole.

Verifying the dip and azimuth against survey information for each hole.

Comparing the database interval against the original assay certificate for drill hole/channel samples.

Verifying survey information for location of underground channel samples used in reserve estimation.

Using Vulcan software to check for data errors and vein continuity.

The assay information comes directly from the laboratory in an electronic format and is merged into the database using sample numbers. Once the laboratory has finalized assays, they are put into a dedicated database directory.

The data are in a format that is directly importable to the company’s Vulcan modelling software. The export format is an Excel spreadsheet, so all data are also readily importable for use in spreadsheets or a different database.

Senior project personnel have portable versions of the drill hole database on their laptop computers. This allows them access to the data at all times. The portable databases are only up-to-date to the point that the master database is copied onto the laptop. Through day-today use of the database, staff personnel are constantly verifying and rechecking data.

Channel sample assay data are entered into an Excel spreadsheet used for day-to-day grade control purposes; in addition assay data on sample orientation and location are also entered. All location data are relative to a local surveyed reference point. Channel samples are plotted onto plans prepared on the basis of most up-to-date survey information. If survey data for a particular stope cut are not available, the sample location is estimated on the basis of the most recent survey pick-up. Coordinates are recorded manually and then entered into an Excel spreadsheet. The process of plotting data onto plans ensures that most field recording errors are identified and corrected.

The channel survey and assay data are then merged on the basis of sample numbers to produce the final database for resource estimation. For data collected in late 2007 and early 2008, the merging of data was done using assay plans prepared in AutoCAD, as field data were not routinely plotted up and coordinates recorded at the time. The merging of data initially encountered numerous problems of data duplication. Problems of channel data duplication were filtered using Excel spreadsheets and also Vulcan software. Problems of errors with sample location were identified using Vulcan 3-D software. Duplicated channel data are removed, with the oldest data being accepted as the original information. In some cases (evaluated on a case-by-case basis) duplicated data were accepted or rejected on the basis of sample number sequences. Given the large number of channels that were available for use in the channel sample database, the general approach was to exclude any channels/samples with data issues. Much of this process of data elimination is manual and extremely time consuming; due to the quantity of data some errors may still exist in the channel sample database, but the relatively small number means they will have an insignificant effect on the overall resource estimates. A final channel database for resource estimation in an Excel spreadsheet is in a format compatible for import into a Vulcan database.

Assay data and information generated by both operations and exploration are currently transmitted manually and the entire paper trail is accessible and available for inspection.

     14.2.2      QA/QC on Assay Data

In addition to using accredited laboratories off the mine sites, Endeavour Silver’s exploration division has imposed and maintains various quality controls on sampling and assaying procedures including:

  Duplicate samples.

  Blanks.

  Reference standards.

  Check assaying of selected pulps at different laboratories.

Micon considers the in-house protocols to be adequate to ensure the integrity of the database for resource and reserve estimates

14.3      MICON VALIDATION OF DATA AND IN-HOUSE PROTOCOLS

During its visits, Micon completed the following validation tasks:

  Review of the property geology and the state of geological/mineralization knowledge.

  Review of the evaluation/exploration practices, specifically drilling, underground channel sampling, drill core handling and sampling procedures and sample security arrangements.

  Review of on-site laboratory facilities.

  General review of QA/QC monitoring reports and charts.

  Review of database integrity/back-up and storage procedures.

     14.3.1      State of Geological /Mineralization Knowledge

Endeavour Silver site geologists base their geological model on a clear understanding of the geology of the deposit. That understanding comes from the intelligent interpretation of accurate observations of surface, underground and drilling exposures. Testing of the geological model is achieved through a thorough review of the geological mapping of the surface and underground openings, as well as auditing the logging and recording of geological observations from drill holes. Endeavour Silver conducts underground development and continuous level back mapping to guide development sampling crews and to facilitate the interpretation of the sampling results.

The surface exploration procedures have been recently enhanced by the use of drill core orientation techniques (Ballmark Oriented Core System) which provide vital information on geological structure and mineralization continuity influencing the geological model used in the resource estimation. The core orientation angles are measured using an improvised goniometer as depicted in Figure 14.1.

Figure 14.1
Site Geologist Measuring Core Orientation Angles

Following its review, Micon is satisfied that the geology teams at Guanaceví have acquired a good understanding of the geology and mineralization controls which have an important bearing on resource estimates and future exploration efforts. Thus, the resource estimation process is well supported by a good geological/mineralization model.

Endeavour Silver’s exploration division deserves credit for successfully ensuring sustained growth of the Guanaceví mines project through new discoveries, of which the Porvenir Cuatro is amongst the most recent.

     14.3.2      Review of Exploration Practices

The drilling procedures as observed by Micon are in accordance with the current CIM Exploration Best Practices Guidelines. On the drill site, surveys are conducted to obtain collar coordinates, elevation of the site and its surroundings, inclination and azimuth of the drill hole. This is important for accuracy in the production of maps, sections and plans. As drilling progresses, the inclination and azimuth of the drill hole are monitored by conducting down-hole surveys. As the targeted drill hole depth is approached, the hole is surveyed using a Reflex down-hole survey instrument in multi-shot mode.

Endeavour Silver aims for HQ and NQ core sizes for surface and underground drilling, respectively. The bigger the sample, the more representative it is. The slightly smaller underground core is due to the lower capacity of the rigs as compared to surface rigs. Core logging is by bar-coding systems with a minimum of descriptive content. This is good practice which provides a check list, minimizes data transcription errors and assists in maintaining consistency in logging.

In summary, Endeavour Silver’s diamond drilling QA/QC are assured by good survey control, NQ and HQ core sizes which yield representative samples, good core recoveries which yield whole intercepts in targeted potential ore zones, and target intersection angles as near to perpendicular as possible. The core storage facilities at Guanaceví are well protected by a high level security fence and are located in an area under 24-hour surveillance by security personnel. The core shed facilities at Guanaceví are depicted in Figure 14.2.

Figure 14.2
Exploration Staff at the Guanaceví Core Shed Facilities

     14.3.3      On-Site Laboratory Inspection

Micon carried out inspections of the laboratory facilities commissioned at Guanaceví in the earlier half of 2009 and noted that the deficiencies described following earlier inspections had been corrected. The sample preparation room was enlarged and measures are in place to minimize contamination between samples. The laboratory’s capabilities were enhanced by the addition of new AA and ICP machines, plus two electric furnaces (Figure 14.3). Although the laboratory is not yet ISO certified, it is actively participating in round-robin exercises with other Mexican laboratories, including SGS and Pan American Silver’s Colorada laboratory. The laboratory in-house QA/QC protocols are in accordance with the CIM best practices guidelines. Currently, the laboratory takes care of all production samples for the mine and half of the trench samples from the exploration team. However, Micon noted that Endeavour Silver still utilizes external ISO certified laboratories for most of its analytical work involving exploration projects. This assists in the assurance that there is credibility in the assay database of new prospective production additions to the mine.

Figure 14.3
Inside the New Laboratory Complex at Guanaceví

     14.3.4      QA/QC on Assay Data

Micon’s analysis of the monitoring reports confirms that adequate control samples incorporating high quality certified reference material, blanks and duplicates, were used to ensure accuracy of the analytical database. In a few instances where standards failed, appropriate investigations were conducted and re-assaying was undertaken whenever it was deemed necessary. Micon did not identify any flaws in the monitoring of control samples.

     14.3.5      Review of the Database

Endeavour Silver’s data are stored in digital format but, for both internal and external audit purposes, hard copy output of raw and interpreted data in the form of tables, plans and sections is readily available.

In 2010, Micon reviewed the database at Endeavour Silver’s exploration base and geology/mine planning offices in Guanacevi. The review centred on its construction, and the categories of information contained in it, to ensure that all the data necessary for the proper estimation of the reserves/resources have been assembled, and that data relating to all key geological and physical features can be accessed individually or in groupings.

As a means of verification, Micon inspected various prints and plots from the database to ensure that the output is sensible. Micon noted that Endeavour Silver ensures and maintains a clean database by imposing restricted access to the database files and established that in all respects the database is in good order.

14.4      MICON VALIDATION OF DATA AND IN-HOUSE PROTOCOLS

During the November 2009 and June, 2010 site visits, Micon’s representatives were able to inspect all of the resource and reserve blocks that contribute to the estimates discussed herein. Of particular importance to Micon were the adequacy of the sampling/drilling density of the resource and reserve blocks and the accessibility of the proven or probable reserve blocks. On the basis of this review, Micon was able to better understand and audit Endeavour’s classification of the resources and the reserves. Figure 14.4 shows an old working in the Noche Buena area where Endeavour’s exploration efforts have yielded substantial indicated resources as detailed in Section 17.

Figure 14.4
Old Adit on the Armagedon Vein in the Noche Buena Area

14.5      RESOURCE/RESERVE AUDITS

Micon’s review and audit of the Endeavour Silver resource and reserve estimates is summarized as follows:

1)

A site visit was conducted to the Guanaceví Mines project in Mexico where the data input procedures, geological model, block model parameters and resource classification details were reviewed in detail over a period of two days. The site visit included an underground tour to examine the various vein systems for continuity and mineralization; geological mark-up procedures and mining methods were observed and discussed. A tour of the mill was also undertaken.

2)	The review of the reserve/resource block models included review of the cut-off grade, wire-framing, capping of high grade assays and block model protocols.

A review of the spreadsheets of tabulated reserves and resources for each zone and by polygon block was undertaken to verify that:

  Appropriate methodology and parameters had been used to estimate quantities of dilution and recovery of mineral within the stoping areas.

  Calculations had been made correctly.

  Blocks had been correctly categorized as proven or probable reserves.

  Summary tables had correctly listed total tonnages, grades and contained metal within reserve categories.

A review of the block models showed that:

  The capping was adequately conservative.

  Endeavour Silver’s variogram ranges and search ellipses are sensible and similar to those of like deposits.

  Overall, the block models correlate well with the sample data and geological model.

15.0      ADJACENT PROPERTIES

15.1      INTRODUCTION

Endeavour Silver’s property exists within the Guanaceví mining district which has hosted several past producers. A number of these past producers are located on the property and the majority of the past producers in the district are located on quartz veins that are similar or related to those found on the Guanaceví property. However, there are no immediately adjacent properties which directly affect the interpretation and evaluation of the mineralization or anomalies found on the Guanaceví property. The geology, nature of the mineralization, historical production over the last two centuries and the limited use of modern exploration concepts and technology on the property to identify new areas of mineralization along both the strike and dip directions of the veins, as well as parallel to the Santa Cruz vein to identify hidden or blind parallel veins which do not necessarily outcrop on surface, positively affect the prospectivity of the ground contained within the property.

15.2      OTHER SILVER-GOLD PRODUCTION ACTIVITY IN THE GUANACEVÍ MINING DISTRICT

As previously reported, the MG plant does custom milling and processing for several small mines in the Guanaceví district. These mines include La Anima Chica Mine owned by Saul y Noel Olivas, San Martin Mine owned by Gerardo Rivera, la Capuzaya Mine owned by Roberto Velazquez, El as de Oros Mine owned by Efrain Macho and a handful of other smaller operations. The cumulative tonnage from these operations runs between 1500 and 2000 tonnes per month, and the material from each mine is run through the plant separately in batch mode. Each mine exploits quartz-carbonate veins similar in character to the Santa Cruz mineralization, but with varying amounts of base metals.

There are two other plants in the district. One is owned by Cesar Loera who owns the Barradon concession and is treating about 100 tonnes per day. The other is located at the San Rafael property and processes about 50 tonnes per day.

The prominent mineral properties and mines within the Guanaceví mining district are shown on Figure 15.1.

Figure 15.1
Adjacent Mineral Properties/Mines in the Guanaceví Mining District

SAN RAFAEL
TO DURANGO
GUANACEVI
NOCHE BUENA
BARRADON
PLANT
PROCESSING MILL
EL PORVENIR
SANTA CRUZ
LA PRIETA
EXPLANATION
ABANDONED MINES
OPERATING MINES
ROADS
OPERATING AND ABANDONED MINES
Guanacevi, Dgo.
NORTH

Figure provided by Endeavour Silver Corp.

16.0      MINERAL PROCESSING AND METALLURGICAL TESTING

16.1      INTRODUCTION

The mill was originally built in 1970 by the Mexican government and designed to custom mill ores from various mines in the district.

The crusher plant consists of a coarse ore circuit with 4 ore bins; three bins are dedicated to run-of-mine ore and one dedicated to purchased ore. Coarse ore is crushed in three stages with a 30”x42” jaw crusher, a primary 24”x36” jaw crusher and two secondary cone crushers (4-foot and 3-foot cone crushers). The crushed ore is screened to minus 5/8” and conveyed to five fine ore bins, where it is fed to the grinding circuit, which has five operating ball mills: A 10.5’x12’ Hardinge mill, a 7’x 7.5’ Denver mill, a 5’x 6’ Fimsa ball mill and an Alis-Chalmers 5’x4’ mill. One additional Denver ball mill operates as a regrind mill after the Hardinge ball mill, and the ground ore is sent to a cyanidation circuit. Figure 16.1 is a partial view of the mill.

Figure 16.1
View of Leach Tanks and CCD circuits

Leaching is carried out in twelve 20’x 20’ and four 30’x 30’ agitated tanks. Leach residues are washed in five 50’ thickeners and discharged to a lined tailings pond. Reclaim water is pumped back to the mill process. The pregnant solution is treated in a Merrill-Crowe circuit and gold and silver precipitate is smelted into doré bars and shipped for refining.

The flotation circuit consists of lead and zinc flotation. The flotation cells are designed for a throughput of 400 t/d but are currently limited to the 80 t/d capacity of the Fimsa ball mill. At this time there is no material being processed through the flotation circuit. All material is processed through the cyanide leach circuit. The second Denver mill was rehabilitated in 2009 and the material from the Fimsa mill is processed in the leach circuit, allowing up to 1,000 t/d to be processed by the end of 2010.

By the end of 2008, silver recovery had improved from 68 to 70% to 78%, due to higher cyanide concentration in the leach process. Oxygen injection was scaled down from August, 2008, and completely stopped in November, 2008, with no detrimental effect on metal recovery. Figure 16.2 is a view of the Merrill-Crowe precious metal recovery circuit.

Figure 16.2
Merrill-Crowe Circuit

In 2009, hydrated lime was switched to quicklime to reduce the consumption and reduce flocculent and diatomaceous earth consumptions in the pregnant solution clarification stages. There was not much improvement and flocculent and diatomaceous earth consumption did not decrease significantly.

16.2      PORVENIR CUATRO – PRELIMINARY METALLURGICAL TESTING

In September, 2009, Endeavour Silver commissioned SGS de Mexico to conduct cyanide bottle roll testing on two core samples from Porvenir Cuatro. The two samples selected for bottle roll testing were P4C-1 & P4C-3 (Tables 16.1 and 16.2; Figures 16.3, 16.4, and 16.5).

Table 16.1
Assays for Santa Cruz Vein Intercept in Hole PC51-2 Selected for CN Bottle Roll Test Sample P4C-1

Sample	Interval (m)		Rejects Weight	ALS-Chemex		Composite
	From	To		Gold (g/t)	Silver (g/t)	Weight	Gold (g/t)	Silver (g/t)
DH23033	213.35	213.75	1.32	0.91	306	2.61	0.77	261
DH23036	214.20	214.65	1.29	0.62	214

Table provided by Endeavour Silver Corp.

Figure 16.3
Santa Cruz Vein Intercept in Hole PC51-2 (Sample No. DH23033) Selected for CN Bottle Roll Test
Sample P4C-1

Figure 16.4
Santa Cruz Vein Intercept in Hole PC51-2 (Sample No. DH23036) Selected for CN Bottle Roll Test
Sample P4C-1

Table 16.2
Assays for Santa Cruz Vein Intercept in Hole PC50-2 Selected for CN Bottle Roll Test Sample P4C-3

Sample	Interval		Reject Weight	ALS-Chemex		Composite
	From	To		Gold (g/t)	Silver (g/t)	Weight	Gold (g/t)	Silver (g/t)
DH23223	307.45	307.65	0.67	0.77	236	2.84	1.74	467
DH23225	308.05	308.70	2.17	2.04	539

Table provided by Endeavour Silver Corp.

Figure 16.5
Porvenir Cuatro Intercept in Hole PC50-2 (DH23223 & DH23225) Selected for Cyanide Bottle Roll Test
Sample P4C-3

     16.2.1      Metallurgical Test Results

Cyanide bottle roll tests on Porvenir Cuatro diamond drill core showed good recoveries for silver of 77 to 87% and 71 to 88% for gold (Table 16.3).

Table 16.3
Final Results from SGS for Cyanide Bottle Roll Tests on Porvenir Cuatro Core

Final Results
Sample	NaCN	Head Assay		Head Calculation		Extraction		Residue		Reagent Consumption
	ppm	Au g/t	Ag g/t	Au g/t	Ag g/t	Au %	Ag %	Au g/t	Ag g/t	NaCN Kg./t	CaO Kg./t
P4C-1 (1)	5,000	0.75	256	0.7	268	70.6	77.6	0.20	60	3.1	3.0
P4C-1 (2)				0.7	272	70.6	77.3	0.20	62	3.2	2.9
P4C-3 (1)		1.54	435	1.6	471	87.8	86.1	0.20	66	10.3	1.5
P4C-3 (2)				1.6	468	87.8	86.6	0.20	63	10.7	1.5

Table provided by Endeavour Silver Corp.

16.3      SAN PEDRO – MINERALOGIC STUDIES

During 2009 and 2010, Endeavour Silver has supported a Master’s Degree in geology for Darcy Garcia at the Sonora University in Hermosillo, Sonora, Mexico. Fifty samples of San Pedro diamond drill core are being studied from the Veronica, Epsilon, Noche Buena and Buena Fé areas. The studies include geochemical analyses, petrographic and mineralogic studies and measurement and study of stable isotopes and fluid inclusions.

Results of these studies are expected to be published in 2011.

16.4      SANTA CRUZ VEIN – METALLURGICAL TESTING AND MINERALOGIC STUDIES

During 2009, samples of diamond drill core were collected from different areas along the Santa Cruz vein (Santa Cruz mine, North Porvenir, Porvenir Dos and Porvenir Cuatro). Megascopic descriptions of the mineral content, mainly the manganese-bearing oxide, silicate and carbonate minerals, have been completed. Samples were also submitted to a commercial petrographic service for further petrographic and mineralogic work. SGS is also conducting cyanide bottle roll testing on these samples.

In 2011, results of these studies will be analyzed and used for metallurgical mapping of the remaining mineralization on the Santa Cruz vein for future process optimization and other development and mine planning considerations.

17.0      MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1      INTRODUCTION

The most recent resource and reserve estimate for the Guanaceví Mines project was reported in a Technical Report by Micon dated March 15, 2010, and posted on SEDAR.

Since the effective date of the last resource and reserve estimate of December 31, 2009, Endeavour Silver has conducted further diamond drilling and underground development and has completed a new resource and reserve estimate for the Guanaceví Mines project as of December 31, 2010.

Reserves and resources have been updated for all of Endeavour Silver’s mines and deposits in the Guanaceví Mines project. All mines and deposits are considered as separate entities and as such, have been were modelled separately. These include the Porvenir mine, Porvenir Dos, Porvenir Cuatro, Santa Cruz, Alex Breccia, as well as the Noche Buena, Buena Fé, Epsilon-Soto, La Blanca-Mi Niña and Milache deposits located in the San Pedro sub-district.

17.2      RESERVE ESTIMATION METHODOLOGIES

For the December 31, 2010 reserve and resource estimate, three different methodologies have been employed for the Guanaceví Mines project. The three methodologies used, and the mineralized areas to which they have been applied, are:

  Polygonal interpretation on longitudinal section: Noche Buena, Buena Fé, Epsilon- Soto, La Blanca-Mi Niña and Milache in the San Pedro sub-district.

  Block modelling: Santa Cruz.

  A separate methodology used for Porvenir North, Porvenir Dos, Porvenir Cuatro and Alex Breccia as described below.

For the Porvenir North, Porvenir Dos, Porvenir Cuatro and Alex Breccia mines, the resource and reserve estimates were completed in a 2-D horizontal plane. The model was then rotated back to 3-D. Drill holes and composites were converted into point data with a single 3-D UTM coordinate. These data were rotated twice: first, a clockwise rotation was applied to align to the local grid and, second, the data were rotated to horizontal (Table 17.1) .. These point data, particularly accumulation and thickness, were used for estimation. Compositing of the drill holes was done in an Excel spreadsheet to vein width. The composite grades and thicknesses were used in the modelling process. The footwall surface was then modelled to coincide with the footwall composite boundary. The modelled thickness was added to the footwall grid on a cell-by-cell basis to create the hanging wall surface. These two modelled surfaces were joined together to create a wireframe of the mineralized zone. Un-estimated blocks were given a vein thickness based on the average thickness of nearby cells.

Table 17.1
Rotation Angles Used for Coordinate Transformation

Mine	Rotation (Clockwise)	Dip (Clockwise)
Porvenir North - Zone 1	+40.0°	+55.0°
Porvenir North - Zone 2	+56.0°	+64.0°
Porvenir North - Zone 2 North	+36.0°	+65.0°
Porvenir Dos	+45.0°	+55.0°
Porvenir Cuatro	+45.0°	+55.0°
Alex Breccia – SCV (Zone 1)	+43.0°	+48.0°
Alex Breccia – HW-SCV (Zone 2)	+43.0°	+48.0°
Alex Breccia – FW-SCV (Zone 3)	+43.0°	+48.0°

No work was carried out at Alex Breccia in 2010. The resources for Alex Breccia remain unchanged from 2009 and were not re-evaluated in 2010.

For Santa Cruz, initial development late in 2010 and information obtained from underground mapping suggested that a complete re-evaluation of the Santa Cruz structure was warranted. Apart from several levels in the upper part of the Santa Cruz Mine, no new information was added during 2010. The resources were adjusted based on the limited development and several proven ore blocks were delineated and added to the reserve base. Due to the small nature of these blocks, reserve estimates were made by hand in an Excel spreadsheet.

For smaller deposits in the San Pedro district, Endeavour Silver employed traditional manual polygonal methods to estimate resources.

The reported reserves are only for the Porvenir, Porvenir Dos, Porvenir Cuatro and Santa Cruz mines, and represent that portion of the Guanaceví Mines project for which Endeavour Silver has a mine plan in place.

17.3      GEOLOGICAL INTERPRETATION

As first reported by Micon in April, 2007;

“The Guanaceví silver-gold district comprises classic, high grade silver-gold, epithermal vein deposits, characterized by low sulphidation mineralization and adularia-sericite alteration. The principal mineralization in the Santa Cruz-Porvenir mines is an epithermal, fracture filling quartz-carbonate vein of low sulphidation geochemistry closely associated with a major fault that extends over 10 km in a northwest strike direction with a generally moderate southwest dip. The Santa Cruz vein is a silver-rich structure with lesser amounts of gold, lead and zinc. Mineralization has averaged 500 g/t silver and 1 g/t gold over a 3 m true width. The minerals encountered are argentite-acanthite, limited gold, galena, sphalerite, pyrite and manganese oxides. Gangue minerals noted are barite, rhodonite, rhodochrosite, calcite, flourite and quartz. The Santa Cruz mine property covers about a 3.0 km strike length of the Santa Cruz fault/vein system. The broader and higher grade mineralized ore shoots tend to occur along flexures in the Santa Cruz vein structure, where sigmoidal loops are developed both along strike and down dip. The vein in the Santa Cruz workings, for instance, splays into two, three or four separate mineralized structures and the intervening wallrocks are also often well mineralized, giving mining widths ranging up to 10, and even 20 m in some places. These sigmoidal loops tend to develop with some regularity along the strike and ore shoots at the Santa Cruz mine have approximately a 60° to 80° plunge to the northwest. Mineralization associated with the Santa Cruz vein is restricted to quartz veins, even though locally strong silicification extends tens of metres into the hanging wall. This helps in identification of the mineralized envelopes”.

There are currently six identified zones on the property: the Porvenir, Porvenir Dos, Porvenir Cuatro, Santa Cruz, Alex Breccia and San Pedro.

17.4      2-D A 3-D MODELLING (PORVENIR MINE)

     17.4.1    Top-Cutting High Assays (Capping)

Capping of data are necessary in the presence of extreme outlier data or when sampling issues or biases exist. There are several methods used in the industry for the capping of high grade data. A common approach is to cap the data at a specified percentile determined from examination of the cumulative probability plots. Due to the somewhat arbitrary nature of selecting cut-off thresholds, the use of capping can have a significant impact on resource estimation. Capping is common and widely used in the industry.

Capping was done on the individual channel and drill hole silver and gold assay accumulation ( grade x thickness) based on the 97.5th percentile of the cumulative probability plot before compositing was performed. Accumulation was chosen as the capping variable for sample data. Capping accumulation is sensitive to sample length and is a robust capping method used to limit the spread of metal throughout the model.

No capping of width was done on any of the chip or drill hole data.

For the December 31, 2010 resource estimate, the capping threshold selected for the Porvenir North drill hole assays was 709 m. g/t silver and 1.65 m. g/t gold. Since drill hole assays were not separated by zone, capping was the same for all zones. In future, attempts will be made to properly flag assays by zone.

Channel samples were capped according to zone. For Zone 1 the capping levels were 1,357 m.g/t silver and 1.65 m.g/t gold; for Zone 2, 1,526 m.g/t silver and 2.01 m.g/t gold, and for the Zone 2 North splay, 2,152 m.g/t and 3.83 m.g/t gold (Table 17.2).

Table 17.2
Capping Thresholds Used for Gold and Silver at the Porvenir Mine

Capping Threshold Porvenir North
Accumulation at 97.5 percentile	Silver	Gold
Drill Holes	709 m.g/t	1.65 m.g/t
Channels Zone 1	1,357 m.g/t	2.01 m.g/t
Channels Zone 2	1,526 m.g/t	3.98 m.g/t
Channels Zone 2 North	2,152 m.g/t	3.83 m.g/t

The capping thresholds selected for Porvenir Dos were 439 m. g/t silver and 1.21 m. g/t gold, and 1,892 m.g/t silver and 4.54 m.g/t gold, for drill hole and channel assay data, respectively (Table 17.3).

Table 17.3
Capping Thresholds Used for Gold and Silver at the Porvenir Dos Mine

Capping Threshold Porvenir Dos
	Silver	Gold
Drill Holes (Accumulation at 97.5 percentile)	439 m.g/t	1.21 m.g/t
Channels (Accumulation at 97.5 percentile)	1,892 m.g/t	4.54 m.g/t

The capping thresholds selected for Porvenir Cuatro were 409 m. g/t silver and 1.40 m. g/t gold, and 1,329, m.g/t silver and 5.40 m.g/t gold, for drill hole and channel assay data, respectively (Table 17.4).

Table 17.4
Capping Thresholds Used for Gold and Silver at the Porvenir Cuatro Mine

Capping Threshold Porvenir Cuatro
	Silver	Gold
Drill Holes (Accumulation at 97.5 percentile)	409 m.g/t	1.40 m.g/t
Channels (Accumulation at 97.5 percentile)	1,329 m.g/t	5.40 m.g/t

17.4.2 Sample Composites

For the 2010 resource estimation, assays were composited into true width intervals. There are in excess of 9,000 channel samples in the database for the Porvenir mine, too many to be composited by hand. The Vulcan mining software in use at the Porvenir mine lacks a robust compositing routine that will composite to the desired specifications. Thus, compositing was done ‘ad hoc’ in a multi-step process, to produce composites that meet the criteria specified by the engineering and geology departments. Composites were calculated over the geological vein width. The true width was calculated for individual assays where the orientation of each assay considered was one of three possibilities, 1) vertical, 2) horizontal or 3) perpendicular. The azimuth considered for each assay within a channel sample was the same. The main objective of the compositing process was to determine the composite width, followed by the composite grade. The compositing process was designed to take into consideration any internal low-grade or waste zones. Final composite widths were calculated using uncapped assays based on the geological vein width, as interpreted by the geology department.

The compositing was completed in 2 passes:

1.	Calculation of the full vein width composite (zero cut-off).

2.	Modification for multiple vein composites in a single channel if needed.

Some channels may contain two or more composites, including 1) a primary zone composite, and 2) one or more secondary zone composites. The composites are separated by internal zones of low grade and/or waste and are included in the single composite if the internal dilution is less than 2 m true width.

The drill hole data were composited on a hole-by-hole basis over the vein width, using an Excel spreadsheet. Many of the wider drill hole intercepts (8-10 m) used in the 2009 resource estimation have been reduced in width due to reinterpretation of the geology in the deep Porvenir. The splay structure located in the deep Porvenir will be the main source of economic mineralization in the near future. Through geologic mapping and development on the 3125, 3126 and 3127 levels, the interpretation of the geology, including the dip of the structure, has changed. The structure in this area is steeper than in other parts of the mine. Recalculation of the true width based on this interpretation leads to a reduction in the estimated true width of drill hole intercepts in the area.

Composites were ‘desurveyed’ into x, y and z coordinates of the midpoint of the composite. The composites were compiled in Excel and exported to GSLIB for statistical analysis, variography and modelling. A robust compositing routine is available to calculate the optimum channel composite and will be implemented for future estimates.

17.4.3      Statistics

The data used for the reserves and resources for the Porvenir North mine are comprised of both underground channel data and diamond drill hole data. The data consist of 7,446 composited channel samples and 167 composited drill hole intervals spanning the main Porvenir structure and adjoining deep Porvenir splay structure. The univariate statistics for the channel data and the drill hole composites are shown in Tables 17.5 through 17.13. The tables are for composite data only. Additional tables for assay data, histograms and probability plots for the thickness and accumulation are contained in Appendix B, with variography in Appendix C. All spatial analyses were completed on 2-D data. Transforming the data to 2-D generally improves the variography by removing the third dimension. This is particularly true when dealing with narrow vein type deposits.

Table 17.5
Zone 1 Univariate Statistics for Uncapped Channel Composite Data

Porvenir North Zone 1 Chip Composite Data
Statistic	TW	Au g/t	Ag g/t	Au.t	Ag.t
Number of Data	6,951	6,951	6,951	6,951	6,951
Mean	2.02	0.62	425.62	1.26	860.00
Median	1.96	0.38	279.79	0.75	547.96
Standard Deviation	0.77	0.96	520.91	2.02	1,083.99
Sample Variance	0.60	0.91	271,342.98	4.07	1,175,029.25
C.V.	0.38	1.53	1.22	1.60	1.26
IQR	1.51 - 2.45	0.20 - 0.73	148.0 - 507.4	0.37 - 1.50	263.6 - 1050.9
Minimum	0.15	0.0	0.0	0.0	0.0
Maximum	8.11	37.65	9,311.00	73.794	17,732.16
Range	7.96	37.65	9,311.00	73.794	17,732.16

TW = true width, Au.t = Au g/t.true thickness, Ag.t = Ag g/t.true thickness.

Table 17.6
Zone 1 Univariate Statistics for Uncapped Drill Hole Composite Data

Porvenir North Zone 1 Drill hole Composite Data
Statistic	TW	Ag g/t	Au g/t	Ag.t	Au.t
Number of Data	136	136	136	136	136
Mean	2.21	207.83	0.41	509.03	0.98
Median	1.855	164.33	0.295	290.9698	0.573
Standard Deviation	1.84	186.86	0.46	637.96	1.38
Sample Variance	3.39	34,915.22	0.22	406,995.00	1.92
C.V.	0.83	0.90	1.12	1.25	1.41
IQR	0.96 - 2.77	56.28 - 302.37	0.1 - 0.5	72.72 - 725.57	0.1 - 1.3
Minimum	0.09	1	0.0	0.45	0.0038
Maximum	10.69	1050.1	2.86	3,124.6204	8.02
Range	10.6	1049.1	2.85	3,124.1704	8.01

TW = true width, Au.t = Au g/t.true thickness, Ag.t = Ag g/t.true thickness.

For Zone 1, uncapped channel sample data have a maximum true width of 8.11 m and the average is 2.02 m. Silver values range from 0 g/t to a maximum of 9,311 g/t. The mean silver grade is 426 g/t and the interquartile range (IQR) indicates that the vast majority of composite values are <507 g/t. Gold data have a range of 0 to 37.6 g/t, with the majority of composites having gold values <0.73 g/t (Table 17.5).

For Zone 2, uncapped channel sample data have a maximum true width of 10.03 m and the average is 3.51 m. Silver values range from 0 g/t to a maximum of 8,459 g/t. The mean silver grade is 383 g/t and the IQR indicates that the vast majority of composite values are <429 g/t. Gold data have a range of 0 to 25.6 g/t with the majority of composites having gold values <1.05 g/t (Table 17.7).

For Zone 2 North, uncapped channel sample data have a maximum true width of 6.77 m and the average is 1.91 m. Silver values range from 0 g/t to a maximum of 17,328 g/t. The mean silver grade is 523 g/t and the IQR indicates that the vast majority of composite values are <433 g/t. Gold data have a range of 0 to 31.4 g/t with the majority of composites having gold values <1.47 g/t (Table 17.9).

Zone 1 uncapped drill hole data have a maximum true width of 10.7 m and the average is 2.21 m. Silver values range from 1 g/t to a maximum of 1,050 g/t. The mean silver grade is 208 g/t and the IQR indicates that the vast majority of composite values are <302 g/t. Gold data haves a range of 0.01 to 2.86 g/t with the majority of composites having gold values <0.47 g/t (Table 17.6)

Zone 2 uncapped drill hole data have a maximum true width of 8.29 m and the average is 3.29 m. Silver values range from 27.0 g/t to a maximum of 614 g/t. The mean silver grade is 275 g/t and the IQR indicates that the vast majority of composite values are <446 g/t. Gold data have a range of 0.00 to 1.73 g/t with the majority of composites having gold values <0.69 g/t (Table 17.8).

Zone 2 North uncapped drill hole data have a maximum true width of 5.09 m and the average is 1.73 m. Silver values range from 5.2 g/t to a maximum of 952 g/t. The mean silver grade is 316 g/t and the IQR indicates that the vast majority of composite values are <410 g/t. Gold data have a range of 0.00 to 1.57 g/t with the majority of composites having gold values <0.66 g/t (Table 17.10).

Table 17.7
Zone 2 Univariate Statistics for Uncapped Channel Composite Data

Porvenir North Zone 2 Chip Composite Data
Statistic	TW	Au g/t	Ag g/t	Au.t	Ag.t
Number Data	1,793	1,793	1,793	1,793	1,793
Mean	3.51	0.87	383.30	3.08	1,307.73
Median	3.45	0.59	280.42	2.02	975.82
Standard Deviation	1.44	1.10	423.91	3.75	1337.00
Sample Variance	2.08	1.20	179,703.07	14.07	1,787,578.31
C.V.	0.41	1.26	1.11	1.22	1.02
IQR	2.57 - 4.33	0.33 - 1.05	183.0 - 429.2	0.96 - 3.73	544.8 - 1606.3
Minimum	0.26	0.0	0.0	0.0	0.0
Maximum	10.03	25.61	8,459.03	56.342	18,609.87
Range	9.77	25.61	8,459.03	56.342	18,609.87

TW = true width, Au.t = Au g/t.true thickness, Ag.t = Ag g/t.true thickness.

Table 17.8
Zone 2 Univariate Statistics for Uncapped Drill Hole Composite Data

Porvenir North Zone2 Drill hole Composite Data
Statistic	TW	Ag g/t	Au g/t	Ag.t	Au.t
Number Data	27	27	27	27	27
Mean	3.29	275.42	0.57	990.66	2.04
Median	2.48	201.8	0.48	609.903	1.0751
Standard Deviation	2.37	183.79	0.49	1,012.08	2.90
Sample Variance	5.63	33,777.20	0.24	1,024,315.58	8.42
C.V.	0.72	0.67	0.87	1.02	1.42
IQR	1.36 - 4.31	129.1 - 446.3	0.21 - 0.69	255.7 - 1392.8	0.40 - 2.19
Minimum	0.5	27.0	0.0	13.5	0.0258
Maximum	8.29	614.08	1.73	3,656.0016	14.34
Range	7.79	587.08	1.71	3,642.5016	14.32

TW = true width, Au.t = Au g/t.true thickness, Ag.t = Ag g/t.true thickness.

Table 17.9
Porvenir North Zone 2 North Univariate Statistics for Uncapped Channel Composite Data

Porvenir North Zone 2 North Chip Composite Data
Statistic	TW	Au g/t	Ag g/t	Au.t	Ag.t
Number Data	282	282	282	282	282
Mean	1.91	0.80	523.22	1.70	1,067.00
Median	1.75	0.41	268.56	0.68	433.51
Standard Deviation	1.06	2.12	1,314.53	4.08	2,572.73
Sample Variance	1.13	4.50	1,727,985.39	16.63	6,618,927.28
C.V.	0.56	2.64	2.51	2.40	2.41
IQR	1.10 - 2.48	0.18 - 0.83	164.7 - 433.5	0.25 - 1.47	230.2 - 912.1
Minimum	0.24	0.0	0.0	0.0	0.0
Maximum	6.77	31.42	17,327.60	48.701	26,857.78
Range	6.53	31.42	17,327.60	48.701	26,857.78

TW = true width, Au.t = Au g/t.true thickness, Ag.t = Ag g/t.true thickness.

Table 17.10
Porvenir North Zone 2 North Univariate Statistics for Uncapped Drill Hole Composite Data

Porvenir North Zone 2 North Drill hole Composite Data
Statistic	TW	Au g/t	Ag g/t	Au.t	Ag.t
Number Data	13	13	13	13	13
Mean	1.73	0.50	315.98	1.35	876.45
Median	1.89	0.42	222.01	0.38	405.88
Standard Deviation	1.55	0.54	303.36	2.04	1372.05
Sample Variance	2.40	0.29	92,028.62	4.17	1,882,527.08
C.V.	0.89	1.07	0.96	1.52	1.57
IQR	0.49 - 2.77	0.03 - 0.66	90.0 - 409.7	0.04 - 1.61	6.9 - 1044.8
Minimum	0.04	0.0	5.2	0.0	0.2
Maximum	5.09	1.57	952.14	6.9224	4,846.39
Range	5.05	1.56	946.94	6.9218	4,846.18

TW = true width, Au.t = Au g/t.true thickness, Ag.t = Ag g/t.true thickness.

Table 17.11
Porvenir Dos Univariate Statistics for Uncapped Channel Composite Data

Porvenir Dos Chip Composite Data
Statistic	TW	Au g/t	Ag g/t	Au.t	Ag.t
Number Data	846	846	846	846	846
Mean	2.42	1.44	524.89	3.22	1,216.07
Median	2.35	1.04	441.24	2.40	922.25
Standard Deviation	0.98	3.15	480.83	7.13	1,213.01
Sample Variance	0.95	9.95	231,195.64	50.83	1,471,387.25
C.V.	0.40	2.19	0.92	2.22	1.00
IQR	1.68 - 2.97	0.65 - 1.69	271.5 - 650.5	1.47 - 3.73	590.2 - 1535.2
Minimum	0.41	0.0	0.0	0.0	0.0
Maximum	7.28	86.69	8,688.68	195.9194	19,115.10
Range	6.87	86.69	8,688.68	195.9194	19,115.10

TW = true width, Au.t = Au g/t.true thickness, Ag.t = Ag g/t.true thickness.

Table 17.12
Porvenir Dos Univariate Statistics for Uncapped Drill Hole Composite Data

Porvenir Dos Drill Hole Composite Data
Statistic	TW	Gold g/t	Silver g/t	Gold.t	Silver.t
Number Data	23	23	23	23	23
Mean	2.65	0.43	165.99	1.35	580.19
Median	3.41	0.43	102.98	0.962	156.5296
Standard Deviation	1.46	0.33	174.83	1.44	717.91
Sample Variance	2.14	0.11	305,63.96	2.07	515,390.78
C.V.	0.55	0.77	1.05	1.07	1.24
IQR	1.35 - 3.85	0.13 - 0.65	29.1 - 254.2	0.15 - 2.23	17.8 - 828.7
Minimum	0.23	0.02	3.89	0.0153	3.22
Maximum	4.29	1.15	516.32	4.554	2,028.21
Range	4.06	1.13	512.43	4.5387	2,024.99

TW = true width, Au.t = Au g/t.true thickness, Ag.t = Ag g/t.true thickness

Porvenir Dos uncapped channel data have a maximum true width of 7.28 m and the average is 2.42 m. Silver values range from 0 g/t to a maximum of 8,689 g/t. The mean silver grade is 525 g/t and the IQR indicates that the vast majority of composite values are <650 g/t. Gold data hve a range of 0 to 87 g/t with the majority of composites having gold values <1.69 g/t (Table 17.11).

Porvenir Dos uncapped drill hole data have a maximum true width of 4.29 m and the average is 2.65 m. Silver values range from 3.89 g/t to a maximum of 516 g/t. The mean silver grade is 166 g/t and the IQR indicates that the vast majority of composite values are <254 g/t. Gold data have a range of 0.02 to 1.15 g/t with the majority of composites having gold values <0.65 g/t (Table 17.12).

Porvenir Cuatro uncapped drill hole data have a maximum true width of 4.29 m and the average is 2.65 m. Silver values range from 3.89 g/t to a maximum of 516 g/t. The mean silver grade is 166 g/t and the IQR indicates that the vast majority of composite values are <254 g/t. Gold data have a range of 0.02 to 1.15 g/t with the majority of composites having gold values <0.65 g/t (Table 17.13).

Table 17.13
Porvenir Cuatro Univariate Statistics for Uncapped Drill Hole Composite Data

Porvenir Cuatro Drill hole Composite Data
Statistic	TW	Ag g/t	Au g/t	Ag.t	Au.t
Number Data	28	28	28	28	28
Mean	2.97	163.0	0.57	624.4	2.30
Median	2.54	106.2	0.34	282.9	0.6327
Standard Deviation	1.91	168.3	0.64	783.7	3.41
Sample Variance	3.64	28,326.7	0.40	614,156.9	11.61
C.V.	0.64	1.0	1.12	1.26	1.48
IQR	1.52 - 4.22	22.3 - 260.3	0.07 - 0.94	33.4 - 995.5	0.14 - 3.46
Minimum	0.24	5.0	0.05	1.2	0.012
Maximum	6.96	608.1	2.85	3,298.2	16.47
Range	6.72	603.1	2.80	3,297.0	16.46

The variogram volume plots in Appendix C show the spatial correlation of data in the plane of the Porvenir structure. The general trend of correlation in the plane of the vein occurs at a rotated azimuth of approximately 106° for both silver and gold. These directions correspond to the northwest-southeast direction in UTM coordinates, or the strike direction of the structure.

Multi-directional variograms for grade and thickness are also shown in Appendix C. Fitted variogram models for silver and gold accumulation, as well as thickness are shown in Figures C-8 through C-31 of Appendix C. The variograms can be adequately modelled in most cases by three structures, two nested spherical schemes and one exponential scheme, and a nugget variance. The channel samples naturally reveal a shorter range component of the variogram than the drill hole composites and have also been used in determining the variography employed for the kriging calculations. For the closely spaced channel data, the general short range anisotropy identified from the variography is on the order of 3-4:1, with the long axis in the strike direction and perpendicular. This identified anisotropy is likely a function of the channel configuration, since most channels trend in the strike direction and the true anisotropy is most likely less than a 2:1 ratio. The drill hole variography also exhibits anisotropy on the order of 4-5:1 and is again likely related to the long strike direction versus the shorter vertical component. The final search ellipses employed in kriging to select data used an anisotropy ratio of about 1.2:1 for the channel data and 2:1 for the drilling data and should not be confused with the anisotropic weighting applied through the variogram model specified at the time of kriging.

     17.4.4      Mineral Resource and Reserve Modelling

For the December 31, 2010 resource and reserve estimates, Endeavour Silver generated its own block model in a methodology that used GSLIB software to model the structures in 2-D, followed by post-processing using Vulcan computer software to generate a 3-D block model. The final Vulcan 3-D models were used to generate the resource and reserve figures.

Coordinate Transformation

To facilitate modelling in 2-D, it was necessary to transform the 3-D coordinates. The transformation involved a double rotation: first, in the horizontal plane and, second, in the vertical plane. The rotation point of the horizontal rotation is the origin of the local grid located at local coordinates 5000N, 5000E. The rotation point of the vertical rotation was selected from a vertical cross-section in the plane of the vein, so that the rotation would result in the points falling close to the rotated zero elevation. The vertical rotation is centred on the local origin; however, each structure has a different elevation so that the average elevation of the rotated points is zero. The horizontal rotation is a clockwise rotation about the z axis and varies by structure. This is followed by a rotation about the y axis which also varies by structure. The rotation points and rotation angles are shown in Table 17.14 and graphically illustrated in Figures 17.1, 17.2 and 17.3. All data were transformed to horizontal 2-D coordinates before any statistics and modelling were completed.

Table 17.14
Coordinate Transformation

Coordinate Transformations
Grid Rotation (Plan view)
	North		East
Local Grid Origin	5,000		5,000
Local Grid Origin on UTM Grid	400,802.96		2,866,500.00
Local Grid Rotation (Zone 1)	45°		Clockwise
Local Grid Rotation (Zone 2)	56°		Clockwise
Local Grid Rotation (Zone 2 North)	36°		Clockwise

Grid Rotation (Inclined to Horizontal, Cross-sectional view)
	East	Elev	Angle	Direction
Local Grid Rotation (Zone 1)	5,000	-1,114.96	55°	Clockwise
Local Grid Rotation (Zone 2)	5,000	-947.92	65°	Clockwise
Local Grid Rotation (Zone 2 North)	5,000	-621.40	64°	Clockwise

     17.4.5      Block Model Description

Two distinct methodologies were used in modelling at Guanaceví. In the Porvenir North mine the same methodology was used as for the year-end 2009 estimates. For Porvenir Dos and Porvenir Cuatro, a method based on Sequential Gaussian Simulation (SGS) was used. SGS is a more robust method that does not suffer from some of the drawbacks of kriging. Simulation also provides additional features that are not available with kriged estimate. The change in methodology is an attempt to move forward to more modern methods of estimation.

For the kriged method, two block models are used in the 2-D modelling process. A 5 m by 5 m model was used for estimating resources in the vicinity of the mine workings and a 25 m by 25 m model for areas surrounding the 5 m model. The 5 m model was interpolated using both channel and drill hole data. The 25 m model was interpolated using drill hole data only, which have an average spacing of about 50 m. A block size of 25 m is the minimum reasonable block size and is equal to half the drill hole intercept spacing.

As a final step, the 25 m model was rescaled to 5 m and combined with the 5 m model to create a 5 m model encompassing the whole area of interest. The block sizes chosen were considered appropriate given the relative spacing of the channel and drill hole data.

With the simulation based methodology, the preparation is the same and the interpolator is changed. Fine scale high resolution models are generated at a scale of 2.5 m x 2.5 m. The fine scale represents the point scale of the drill hole and chip data. Sequential Gaussian simulation was done on the normal score transformed data using the declustering weights.

Simulation was done on a fine scale (point scale) 2.5 m x 2.5 m grid. A set of 51 realizations were created for each of the 5 variables or a total of 255 separate realizations per model.

Post-processing of the 51 realizations creates a single E-type estimate. The normal score variables were then back transformed to original units.

This estimate was then used to calculate the grade variables, Ag, Au and their capped equivalents. The final model was then upscaled to a coarser 5 m x 5 m grid. Models were also upscaled to 25 m x 25 m grid but are not used at this time.

The final model was back transformed to UTM coordinates using the coordinates of the calculated vein centre. This ensures that the final model will align with the centre of the vein, regardless of thickness. The final model was used as a data set for filling the 3-D wireframe model in Vulcan.

Figure 17.1
Rotation in Horizontal Plane, 45° Clockwise

Figure 17.2
Rotation in Vertical Plane, 55° Clockwise

Figure 17.3
Rotation in Vertical Plane, with Translation to Zero Elevation

Tables 17.15 to 17.19 provide the specifications of the 2-D block models for Porvenir North, Porvenir Dos and Porvenir Cuatro.

Table 17.15
2-D Block Model Specification (Porvenir North Zone 1)

5m x 5m Model Centred on Mine Workings
	N	Size	Min	Max
X	320	5	4,900	6,500
Y	200	5	6,250	7,250

25m x 25m Model
	N	Size	Min	Max
X	64	25	4,900	6,500
Y	40	25	6,250	7,250

Combined 5m x5m and 25m x 25m Model
	N	Size	Min	Max
X	320	5	4,900	6,500
Y	200	5	6,250	7,250

Table 17.16
2-D Block Model Specification (Porvenir North Zone 2)

5m x 5m Model Centred on Mine Workings
	N	Size	Min	Max
X	140	5	5,900	6,600
Y	140	5	6,700	7,400

25m x 25m Model
	N	Size	Min	Max
X	28	25	5,900	6,600
Y	28	25	6,700	7,400

Combined 5m x5m and 25m x 25m Model
	N	Size	Min	Max
X	140	5	5,900	6,600
Y	140	5	6,700	7,400

Table 17.17
2-D Block Model Specification (Porvenir North Zone 2 North)

5m x 5m Model Centred on Mine Workings
	N	Size	Min	Max
X	65	5	6,150	6,475
Y	105	5	6,675	7,200

25m x 25m Model
	N	Size	Min	Max
X	13	25	6,150	6,475
Y	21	25	6,675	7,200

Combined 5m x5m and 25m x 25m Model
	N	Size	Min	Max
X	65	5	6,150	6,475
Y	105	5	6,675	7,200

Table 17.18
2-D Block Model Specification (Porvenir Dos)

2.5m x 2.5m Model Centred on Mine Workings
	N	Size	Min	Max
X	140	2.5	6,690	7,040
Y	130	2.5	2,800	3,125

5m x 5m Upscaled Model
	N	Size	Min	Max
X	70	5	6,690	7,040
Y	65	5	2,800	3,125

Table 17.19
2-D Block Model Specification (Porvenir Cuatro)

2.5m x 2.5m Model Centred on Mine Workings
	N	Size	Min	Max
X	250	2.5	7,225	7,850
Y	200	2.5	2,730	3,230

5m x 5m Upscaled Model
	N	Size	Min	Max
X	125	5	7,225	7,850
Y	100	5	2,730	3,230

The updated 3-D resource block model for the Porvenir mineralized zone was generated using a parent block size of 20 m (northing) by 20 m (easting) by the width of the vein or mineralized boundary (vertical or “z”). This block size was deemed appropriate relative to the geometry of the zones, the distance between channel samples and mine planning. Table 17.20 provides the specifications of the Porvenir North 3-D block model. Table 17.21 provides the specifications of the Porvenir Dos 3-D block model and Table 17.22 of the Porvenir Cuatro model.

Table 17.20
3-D Block Model Specification (Porvenir North Model)

Description	X	Y	Z
Origin	399,545.24	2,867,592.37	1,577.50
Number	360	225	Variable
Size (m)	5	5	Variable
Minimum	5	5	0.25
Bearing	139	-	-
Rotation	0	-55	-
Rotation Axis	Y	X	-

Table 17.21
3-D Block Model Specification (Porvenir Dos Model)

Description	X	Y	Z
Origin	399,473.0	2,868,148.0	2,053.0
Number	360	225	Variable
Size (m)	5	5	Variable
Minimum	5	5	0.25
Bearing	135	-	-
Rotation	0	-55	-
Rotation Axis	Y	X	-

Table 17.22
3-D Block Model Specification (Porvenir Cuatro Model)

Description	X	Y	Z
Origin	398,950.0	2,868,640.0	2,053.0
Number	120	120	Variable
Size (m)	5	5	Variable
Minimum	5	5	0.25
Bearing	135	-	-
Rotation	0	-55	-
Rotation Axis	Y	X	-

The Vulcan 3-D blocks were rotated to fit the general dip (-55°) and strike (139° or 135°) of the Santa Cruz structure in the Porvenir mineralized zone. In the rotated models, the X and Y directions are in the plane of the vein whilst Z is perpendicular to vein direction. In the final Porvenir 3-D block models, all blocks have a uniform 5 m x 5 m size in the X and Y dimension whilst the Z dimension is variable, with a minimum dimension of 0.25 m and a maximum dimension equal to the width of the wireframe; the Z dimension can vary in increments of 0.25 m. The Vulcan variable block dimension option means that, for an individual vein model, the Z direction of the model contains 3 blocks – footwall, vein and hanging wall block, each of variable thickness. The thickness of the 3-D blocks is determined from vein wireframes used during the model construction process.

At the Porvenir North mine, three vein structures were modelled for the year-end 2010 reserves and resources: the main Santa Cruz structure (Zone 1) which includes virtually all the development above the 3123 level, the deep Porvenir structure called Zone 2 in the reserves which includes most of the development from the 3123 level and below, and the Northern extension to Zone 2 (Figure 17.4). In the year-end 2009 estimate, the newly identified Zone 2 North appeared to be part of the main zone 2 structure. Development of the 3126 and 3127 levels provided enough new information so that a reinterpretation was possible. Each vein was modelled individually in 2-D before being imported into its own individual 3-D block model. All structures include three block models; 1) vein only undiluted model, 2) 1.8 m minimum mining width model, 3) fully diluted model. The models were not created using a grade or cut-off constraint.

Figure 17.4
Deep Porvenir Zone 2 and 2 North

     17.4.6      Interpolation Methods

All estimation procedures were done in 2-D using GSLIB software. The 2-D approach for modelling vein type deposits does not have the geometrical problems that exist with many 3-D methods. Two of the several issues overcome by using the 2-D method which are relevant to this workflow are 1) the inability to create consistent composite lengths that will honour the contacts of the vein, and 2), the problem of ‘additivity’. Because composites are defined on unequal support, they cannot be linearly averaged to get the correct result. The final 2-D models are used as the data set to fill the 3-D wireframes in Vulcan.

The variables used for estimation include true width, Ag accumulation, Au accumulation, capped Ag accumulation and capped Au accumulation. Individual grade variables were not used for estimation. In narrow vein type deposits, grade variables are not suitable for direct estimation. At each sample location, measurements for both grade and thickness are used. The variability in composite length means that sample points are defined on different support lengths and, therefore, the grade of the composite is also defined on different support. Grade can also be expressed as a function of thickness and the accumulation (grade x thickness). Both grade and accumlation can be directly estimated. In narrow vein operations, it is generally more desireable to know the thickness and accumulation rather than the grade. Thickness is directly related to tonnage and accumulation is related to the amount of contained metal.

For Porvenir North, the interpolation method used was ordinary kriging on a 2-D grid. The program used was kt3d.exe which is part of the GSLIB suite of programs. Drill hole and channel assay data were composited by thickness-weighted averaging to true width intercepts, based on the vein width. Assay values were capped using the method described previously. Ordinary kriging, using all accepted data without any further modification, was performed on silver and gold accumulation in three separate passes:

1.	Channel and drill hole data using a search ellipse of 21 m in the principal direction and 17 m in the perpendicular direction.

2.	Channel and drill hole data using a search ellipse of 42 m in the principal direction and 34 m in the perpendicular direction.

3.	Channel and drill hole data using a search ellipse of 180 m in the principal direction and 90 m in the perpendicular direction.

The search ellipse directions used in the ordinary kriging runs are summarized in Table 17.23.

Table 17.23
Search Ellipse Directions

Search Ellipse Directions	Azimuth
Principal Direction (Silver)	165°
Perpendicular Direction (Silver)	255°

Principal Direction (Gold)	0°
Perpendicular Direction (Gold)	90°

Kriging was done on 5 m by 5 m blocks in the plane of the structure, estimating thickness and accumulation for passes 1 and 2 in the upper, developed part of the mine, followed by kriging on 25 m by 25 m blocks in the plane of the structure estimating thickness and accumulation for pass 3 in the lower mine below developed areas where data are sparse. The 5 m by 5 m block size is not justified for the lower parts of the deposit on the basis of the data spacing. The block model in the lower region of the mine was rescaled to 5 m by 5 m and combined with the upper model to make a single deposit-wide model. The results were imported from the GSLIB kt3d output files into a custom Excel spreadsheet (Merge_Models _***.xlsx) that merges the models and creates a final output model. Two additional spreadsheets (TW_Model_***.xlsx and Model_Dilution_***.xlsx) were used for model manipulation. The excel spreadsheet TW_Model_***.xlsx calculates the hanging wall, mid-point and footwall coordinates for each cell in the model. Coordinates are calculated in both UTM and local grid space. The last spreadsheet, Model_Dilution_***.xlsx, calculates the appropriate footwall and hanging wall surfaces of the diluted models. The surfaces can be used to construct dilution shells for input to any general mining software package. Un-estimated blocks due to insufficient data are identified by “-999”.

Table 17.24 summarizes the kriging parameters used for modelling.

For Porvenir Dos and Porvenir Cuatro, the interpolation method used was Sequential Gaussian Simulation (SGS). The program used was sgsim.exe, which is part of the GSLIB suite of programs. Drill hole and channel assay data were composited by thickness-weighted averaging to true width intercepts, based on the vein width. Assay values were capped using the method described previously. The data were declustered. Normal score transformation was done on both the original and declustered data. Sequential Gaussian simulation was done on the normal score transformed data, using the declustering weights. Simulation was done on a fine scale (point scale) 2.5 m x 2.5 m grid. A set of 51 realizations were created for each of the 5 variables or a total of 255 separate realizations per model.

Post-processing of the 51 realizations creates a single E-type estimate. The normal score variables were then back transformed to original units.

The E-type estimate was then used to calculate the grade variables, Ag and Au and their capped equivalents. The final model was then upscaled to a coarser 5 m x 5 m grid. Models were also upscaled to 25 m x 25 m grid but are not used at this time. The final model was back transformed to UTM coordinates using the coordinates of the calculated vein centre. This ensures that the final model will align with the centre of the vein regardless of thickness. The final model was then used as a data set for filling the 3-D wireframe model in Vulcan.

Table 17.24
Summary of Kriging Parameters Used for Modelling

Channel Data
Item	True Width	Silver Accumulation	Gold Accumulation
Minimum number of Composites	2	2	2
Maximum number of Composites	12	12	12
Major Axis Search (Pass 1 /2)	21 / 42	21 / 42	21 / 42
Minor Axis Search (Pass 1//2)	17 / 34	17 / 34	17 / 34
Axis Ratio	1.2	1.2	1.2
Azimuth Principal Ellipse Direction	165°	165°	0°
Number of Structures	2	3	3
Nugget Variance	0.025	0.452	0.500
Structure 1 Type	Spherical	Exponential	Exponential
Structure 1 Variance Component	0.643	0.283	0.192
Structure 1 a_max, a_min (metres)	2.0 , 3.0	8.9 , 1.8	18.0 , 2.0
Structure 2 Type	Exponential	Spherical	Spherical
Structure 2 Variance Component	0.107	0.101	0.690
Structure 2 a_max, a_min (metres)	30.0 , 16.0	30.8 , 68.2	25.4 , 75.2
Structure 3 Type		Spherical	Spherical
Structure 3 Variance Component		0.165	0.239
Structure 3 a_max, a_min (metres)		86.4, 68.2	98.5, 75.2

Drill Hole Data
Item	True Width	Silver Accumulation	Gold Accumulation
Minimum number of Composites	2	2	2
Maximum number of Composites	12	12	12
Major Axis Search	180	180	180
Minor Axis Search	90	90	90
Axis Ratio	2.0	2.0	2.0
Azimuth Principal Ellipse Direction	165°	165°	0°
Number of Structures	2	3	2
Nugget Variance	0.250	0.300	0.150
Structure 1 Variance Component	Spherical	Spherical	Spherical
Structure 1 a_max, a_min	0.483	0.317	0.287
Structure 2 Variance Component	78.5, 58.7	99.1, 14.8	89.5 , 81.3
Structure 2 a_max, a_min	Exponential	Spherical	Spherical
Structure 3 Variance Component	0.267	0.101	0.400
Structure 3 a_max, a_min	296.0 , 105.2	197.5 , 164.1	93.6 , 82.8
Structure 3 Type			Spherical
Structure 3 Variance Component			0.163
Structure 3 a_max, a_min (metres)			360.4, 97.3

For import into the Vulcan 3-D, model the local 3-D block centroid coordinates (XYZ local) are transformed mathematically into 3-D UTM coordinates. Prior to import into Vulcan, data manipulation was performed in Excel to generate such model variables as dilution factors, diluted tonnes and diluted grades, and the tonnage factors to be used to estimate reserve tonnes from the undiluted vein model.

The block model variables were imported into Vulcan as a point database, which can be used for rapid data review. All the point data are located at the centre of the modelled vein for any given location.

As both the 2-D and 3-D block models are based on 5 m by 5 m blocks in the X and Y dimensions, each data point falls within only one 5 x 5 m block. Block values are assigned from the point data using a nearest neighbour technique based on a 5 x 5 m rectangular search (not elliptical). The search dimension in the block model Z axis was set at 10 m to ensure that any sub-blocks within the vein limits were also filled (they would have the same values as the parent 5 m x 5 m blocks and the only difference would thus be the block volume). Only blocks with the 3-D centroids lying within the vein solid triangulation were modelled. Hence, a number of separate block models were built to model different veins and different models of the same vein structure.

Bulk density was assigned to each individual block using a factor of 2.55 t/m3. Late in 2008, 36 samples were collected from stopes to be used for density analysis. The results were received in December, 2008, and a majority of these, particularly from vein samples, gave very low values compared to previous in-house bulk density tests. External bulk density results from the same laboratory (SGS Durango) for other Guanaceví deposits (Alex Breccia, Santa Cruz and Porvenir Dos) gave similar results to previous in-house estimations. The laboratory indicated that the samples had significant open space which raised concerns that the samples may have been too fractured for meaningful analysis. Therefore, it was decided to use the previous density estimate until a new set of samples could be collected, analyzed and a review of the results performed.

     17.4.7      Mineral Resource Classification

The drill spacing, in general, remains 30 m in both strike and dip of the Guanaceví deposits. Mineral resources were classified on the basis of the location of blocks relative to the data used to interpolate the block grade. The protocols for classification of mineral resources for the Guanaceví deposits adhere to the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC Code) and to the CIM “Standards on Mineral Resources and Reserves”. The Porvenir mine Mineral Resources were categorized as follows:

  No Measured Mineral Resources were defined, as the tonnages involved were minor.

  Indicated Mineral Resource: Blocks which lie within an envelope with a 35 m radius from the last drill hole or channel sample in the periphery of the mineralized zone; the envelope maintains geological continuity based on geological interpretation.

  Inferred Mineral Resource: Blocks which lie within an envelope outside the 35 m periphery but within 75 m from the last drill hole or channel sample in any direction within the defined mineralization.

The resource (and drill hole based reserve) limits were all defined using the 25 m x 25 m 2-D block model with the basic criterion for inclusion being that the block centre (especially at the periphery of the zones) was within 35 m or 75 m of the nearest sample point in the plane (55° plane) of the vein.

The influence of this classification system for the Porvenir North Mineral Resources is shown in Figures 17.5, 17.6 and 17.7. Figure 17.8 shows the classification system for the Porvenir Dos, Figure 17.9 for Porvenir Cuatro and Figure 17.10 for Santa Cruz.

The final Mineral Resource model was cut by the surface topography and depleted to account for previously mined volumes, and pillar zones around these mined areas. For much of the Porvenir mine, the upper limit to resources and reserves was defined by the contact between the El Porvenir concession (Minera Tayahua S.A.) and Endeavour Silver’s Santa Cruz Dos concession (Porvenir North). Endeavour Silver had a contract to mine the El Porvenir material which terminated in August, 2008. Resources were also depleted by the material which is considered by Endeavour Silver to be reserves as of December 31, 2010. The resulting Mineral Resource statement is effective December 31, 2010. The Mineral Resources are exclusive of the Mineral Reserves, discussed subsequently.

Figure 17.5
Classification of Mineral Resources and Reserves for the Guanaceví Mines Project - Porvenir North
Mine (Zone 1)

Figure 17.6
Classification of Mineral Resources and Reserves for the Guanaceví Mines Project - Porvenir North
Mine (Zone 2)

Figure 17.7
Classification of Mineral Resources and Reserves for the Guanaceví Mines Project - Porvenir North Deep
Porvenir Zone 2 North

Figure 17.8
Classification of Mineral Resources and Reserves for the Guanaceví Mines Project - Porvenir Dos Mine

Figure 17.9
Classification of Mineral Resources and Reserves for the Guanaceví Mines Project - Porvenir Cuatro
Mine

Figure 17.10
Classification of Mineral Resources and Reserves for the Guanaceví Mines Project – Santa Cruz Mine

     17.4.8      Porvenir Deposit Resource Cut-off Grade

For the Guanaceví mines resource estimates as of December 31, 2010, the cut-off grade used was 125 g/t silver. The resource cut-off used at Guanaceví was based on the reserve calculation. The resource cut-off includes processing and mining costs. Future plans to lower mine operating costs, raise mill throughput and improve mill recoveries at Guanaceví also justify using the 125 g/t silver cut-off for resources.

17.5      3-D WIREFRAME MODELLING (SANTA CRUZ)

For the December 31, 2010 resource estimate, the resource models created for year-end 2009 were used as a base and modified to reflect the results from the initial development. Initial results from development in the Santa Cruz mine suggest that drilling may be too widely spaced to reflect the true nature of the resource. Geologic mapping shows that the area is structurally more complex than originally thought based on drilling information. No infill drilling was done in 2010. For this reason, a complete re-estimation was not done for year-end 2010 and will be deferred until the infill drilling and a reinterpretation of the geologic and structural models can be completed in 2011. The year-end 2009 models were capped 10 m below the existing development and re-compiled. Mineable areas within the existing development were identified and added to the reserve base.

17.6      2-D POLYGONAL RESOURCE ESTIMATES

The 2-D polygonal method is based on the use of a longitudinal section to estimate the mineral resources for the Noche Buena, Buena Fé, Epsilon-Soto and La Blanca-Mi Niña and Milache deposits. Indicated Mineral resource blocks are defined by drawing a polygon around each drill intercept on a longitudinal section. Before a polygon is drawn, the intercept must be above the established cut-off grade and meet the 1.5 m minimum width criterion. A 25 m projection from the centroid of the drill intercept is then made for indicated resource blocks. When the continuity of mineralization is determined, an additional 25 m projection is made for inferred resources. Block volumes are estimated by drawing each block area on a longitudinal section and measuring this area using AutoCAD. The area of the block is then multiplied by the average horizontal width of the composited drill intercept to estimate the volume.

17.7      PROVEN AND PROBABLE MINERAL RESERVES

Proven and Probable Mineral Reserves for the Guanaceví Mines project were estimated by block model methods using Vulcan computer software, in conjunction with GSLIB open source software for 2-D block estimation steps, and statistical and geostatistical analysis. The procedures used are those described in Sections 17.2 through 17.8.

Endeavour Silver first estimated undiluted resources based on a 125 g/t cut-off grade for silver and a minimum undiluted true vein width of 1.8 m. The methodology for estimation of undiluted resources is discussed in the previous sections. Undiluted resource blocks were manipulated mathematically to produce diluted tonnes and grades for each estimated block; these diluted block estimates form the basis of the reserve classification and estimation. Ore loss and recovery were applied at the mine planning stage to the reported in-situ reserves.

Data used for the reserve estimation were as of October 31, 2010. For an effective date of December 31, 2010, polygon and triangulation limits for the Mineral Reserves excluded areas mined in November and December, 2010, as defined by the Porvenir mine survey pick up for December 31, 2010. Reserves reported here are in addition to the resources reported earlier in this section.

     17.7.1      Reserve Cut-off Grade

A reserve cut-off grade was used which considers metal prices, total mining, milling and freight costs, mill recoveries and smelter charges. Cut-off grades do not include either exploration or capital costs.

For recoverable reserves, a cut-off grade of 137 g/t silver was used for the December 31, 2010 estimate. The cut-off grade used in the calculation is based on actual accumulated costs from January through November, 2010, and has been adjusted for an inflation rate of 5%. Cost data were derived from company consolidated cost reports issued by Dan Dickson (CFO) in November, 2010; the inflation rate was that used for 2011 budgetary planning in October, 2010. Total calculated costs were $56.05 per tonne of ore mined and processed at the Guanaceví operations.

Plant recovery for 2011 was fixed at 78% based on historical plant recoveries in 2010. A medium-to-long term silver price provided by Endeavour Silvers corporate office was set at US $24 per ounce.

     17.7.2      Dilution

For each undiluted ore block, dilution was applied by adding additional width on the footwall and hanging wall sides of the undiluted structure. Dilution factors were based on field observations by Endeavour Silver staff. The parameters applied to the reserves reflect these observations and the expectations of improved mining performance, as a result of plans to increase the emphasis on monitoring dilution.

Dilution is applied in a two step process. In the first step, undiluted vein-only thicknesses are diluted to a minimum width of 1.8 m. Cells with a thickness greater than 1.8 m are unmodified. The result is a model diluted to a minimum width of 1.8 m. Dilution at Porvenir North was applied using 90 g/t silver and 0.01 g/t gold. At Santa Cruz, 40 g/t silver and 0.05 g/t gold were used. Porvenir Dos and Porvenir Cuatro used 10 g/t silver and 0.01 g/t gold

In the second step, a constant wall rock dilution factor of 5% of the width was then added to the hanging wall side of the model in all zones.

On the footwall side of the structure, dilution was applied differently, depending on cell thickness. For cells with a thickness of <4 m, dilution was applied using a factor of 25% of the width. For cells in which the thickness was >4 m, dilution was added using a factor of 10% of the cell width.

The application of these dilution parameters results in a minimum in-situ mining width of 2.25 m for all blocks. This conforms to the minimum mining widths required for mine equipment. Grades used for the diluting material were 90 g/t silver and 0.1 g/t gold.

The removal of pillars based on the mine plan and the addition of fill dilution has not been considered.

     17.7.3      Extraction

Extraction in cut and fill operations is normally high because of the minimum number and size of pillars required between stopes and the mining of crown pillars, typically by open stoping methods. Vein thickness is probably the overriding factor affecting extraction at Guanaceví. With a minimum mining width of 2.25 m used for modelling the reserves, any material left in place could have a significant impact on extraction ratio. Review of the stope geometry and mining practices at the Porvenir mine shows that, for an average stope, the extraction ratio should be approximately 97%. Ore losses, which are largely a result of incomplete mucking and localized sterilization of ore due to hanging wall failure, were estimated at 3%. For the reserve estimation the block model was queried for diluted block tonnes and grade. Recovery and ore losses were applied during the mine planning stage.

     17.7.4     Mineral Reserve Classification

Mineral resources were converted to mineral reserves first by diluting the vein-only model to a minimum mining width model, followed by the application of dilution to the minimum mining width model. As with the resource classification, the principal criteria for determining reserve categories were block grade, followed by the location of the block. Two basic data sets were used for resource-reserve estimation. The first is the closely spaced channel sample database (from grade control data in sills and stopes), and the second is the more widely spaced drill hole sample database. Only cells that met or exceeded the reserve cut-off criterion (137 g/t silver) were considered for inclusion in the reserves category.

In areas of the deposit where channel data were available, blocks were estimated using both channel and drill hole data. In these areas, similar selection criteria to those used historically at the mine were employed. For each reserve category of Proven and Probable, only blocks equal to or greater than the reserve cut-off (137 g/t Ag) were tabulated. Blocks below cut-off are not used in the tabulation of reserves, although they are included in mine planning regardless of grade. Proven stope blocks are defined by use of longitudinal sections to loosely define a 10 m vertical limit above and below workings with channel sample data. Within this 10 m limit, Proven stope blocks are defined on the basis of the majority of the diluted blocks being above the economic cut-off grade. Probable Reserves use a similar method, based on areas that are greater than 10 m vertically but less than 35 m vertically from mine workings.

In a number of areas, principally the deeper parts of the deposit, channel data are not available and Probable Reserves were defined on the basis of the drill hole data. In these areas, the drilling data and geological data give enough confidence to define additional reserves, but the wider spaced nature of the data means that there is an additional element of uncertainty associated with the model estimates and more chance of the model not being as reliable spatially. For this reason, more conservative criteria were adopted. As with the resource classification, a strict distance criterion was not used, rather an envelope based on a maximum distance of 35 m, in the plane of the vein was defined. All diluted material within the envelope was categorized as Probable Mineral Reserves and includes only cells that are greater than or equal to the 137 g/t cut-off grade. Sub-cut-off grade blocks at the peripheries of the zone were not included in the reserve limits. Once reserve limits in the Porvenir zone were defined, the mine engineering department developed a mine plan to ensure that the defined limits were economically viable.

The influence of this classification system on the Proven and Probable Reserve areas is displayed in Figures 17.5 through 17.10.

17.8       MINERAL RESOURCE AND RESERVE TABULATIONS

Following the methodologies outlined above, the resulting Mineral Reserve and Mineral Resource figures are summarized in Tables 17.25, 17.26 and 17.27, respectively. All reported Resources exclude material reported as Reserves.

Table 17.25
December 31, 2010 Proven and Probable Mineral Reserve Estimate, Guanaceví Mines Project

Property	Category	Tonnes	Silver g/t	Gold g/t	Silver Eq g/t	Silver oz	Gold oz	Silver Eq oz
Porvenir N Z1	Proven	24,200	324	0.45	352	253,000	400	274,00
Porvenir N Z2	Proven	197,700	362	0.68	404	2,301,000	4,300	2,569,000
Porvenir N 2 N	Proven	62,500	343	0.54	376	689,000	1,100	757,000
Santa Cruz	Proven	45,900	189	0.35	211	279,000	500	311,000
Porvenir Dos	Proven	45,900	280	0.63	319	413,000	900	471,000
Porvenir Cuatro	Proven	89,500	262	0.83	313	754,000	2,400	902,000
Subtotal	Proven	466,000	313	0.64	353	4,689,000	9,600	5,283,000

Porvenir N Z1	Probable	575,100	222	0.35	244	4,104,000	6,500	4,506,000
Porvenir N Z2	Probable	123,700	285	0.38	309	1,134,000	1,500	1,228,000
Porvenir N 2 N	Probable	35,800	243	0.39	267	280,000	500	308,000
Santa Cruz	Probable
Porvenir Dos	Probable	15,500	342	0.62	380	171,000	300	190,000
Porvenir Cuatro	Probable	65,700	251	0.81	301	530,000	1,700	636,000
Subtotal	Probable	816,000	237	0.40	262	6,218,000	10,500	6,866,000

Total	Proven+Probable	1,282,000	265	0.49	295	10,907,000	20,000	12,149,000

Table 17.26
December 31, 2010 Indicated Mineral Resource Estimate, Guanaceví Mines Project

Property	Category	Tonnes	Silver g/t	Gold g/t	Silver Eq g/t	Silver oz	Gold oz	Silver Eq oz	Pb%	Zn%
Porvenir N Z 1	Indicated	226,000	158	0.26	174	1,148,000	1,900	1,265,000
Porvenir N Z 2	Indicated	414,600	238	0.50	269	3,173,000	6,700	3,586,000
Porvenir N 2 N	Indicated	60,100	272	0.36	294	526,000	700	569,000
Santa Cruz	Indicated	307,700	347	0.61	385	3,433,000	6,000	3,807,000
Santa Cruz (Pb/Zn)	Indicated	112,000	233	0.66	274	839,000	2,400	986,000
Porvenir Dos	Indicated	41,200	191	0.56	226	253,000	700	299,000
Porvenir Cuatro	Indicated	331,000	281	0.81	331	2,991,000	8,600	3,525,000
Milache	Indicated	10,800	218	0.41	238	76,000	100	83,000
La Blanca-Mi N	Indicated	56,800	319	0.65	352	582,000	1,200	642,000
Epsilon-Soto	Indicated	93,500	232	0.43	254	698,000	1,300	762,000
Noche Buena	Indicated	655,200	166	0.21	177	3,497,000	4,500	3,723,000	0.61	1.02

Total	Indicated	2,309,000	232	0.46	259	17,215,000	34,200	19,247,000

Table 17.27
December 31, 2010 Inferred Mineral Resource Estimate, Guanaceví Mines Project

Property	Category	Tonnes	Silver g/t	Gold g/t	Silver Eq g/t	Silver oz	Gold oz	Silver Eq oz	Pb%	Zn%
Porvenir N Z1	Inferred	111,600	161	0.34	182	578,000	1,200	653,000
Porvenir N Z2	Inferred	134,600	206	0.47	235	891,000	2,000	1,017,000
Porvenir N 2 N	Inferred	36,300	198	0.22	212	231,000	300	247,000
Santa Cruz	Inferred	105,500	290	0.52	322	983,000	1,800	1,093,000
Santa Cruz (PB/ZN)	Inferred	149,000	129	0.61	167	618,000	2,900	799,000
Porvenir Dos	Inferred
Porvenir Cuatro	Inferred	293,800	310	1.02	373	2,928,000	9,600	3,525,000
Alex Brecia	Inferred	381,000	257	0.35	279	3,148,000	4,300	3,414,000
Milache	Inferred	22,300	218	0.41	238	156,000	300	171,000
La Blanca-Mi N	Inferred	98,900	250	0.56	278	795,000	1,800	884,000
Epsilon-Soto	Inferred	93,000	553	1.09	608	1,654,000	3,300	1,817,000
Noche Buena	Inferred	337,100	149	0.18	158	1,615,000	2,000	1,712,000	0.63	1.04
Buena Fé	Inferred	307,000	98	0.10	103	967,000	1,000	1,017,000	1.73	3.32

Total	Inferred	2,070,000	219	0.46	246	14,564,000	30,400	16,349,000

In 2010, the reserves were increased significantly as compared to 2009 as a result of more development and infill drilling that allowed more confidence in the reserves estimation. The vast majority of this increase is attributable to conversion of resources to reserves in all areas of the Guanaceví Mines.

The process of mineral resource and reserve estimation includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material. The reserve and resource figures in Tables 17.25 through 17.27 have been rounded to provide a mineral resource and reserve statement which implies an appropriate level of accuracy in order to reflect that the numbers are estimates.

Figures 17.11 through 17.19 are longitudinal sections and plan view (Buena Fé Manto) showing new resources estimated for Noche Buena-Buena Fé (HW-Armagedon, Armagedon, Calvario, Buena Fé Manto, HW Buena Fé), Epsilon-Soto and La Blanca-Mi Niña veins and mantos.

Figure 17.11
Longitudinal Section Showing the Resources for the HW Armagedon Vein

Figure 17.12
Longitudinal Section Showing the Resources for the Armagedon Vein

Figure 17.13
Longitudinal Section Showing the Resources for the Calvario Vein

Figure 17.14
Plan View Showing the Resources for the Buena Fé Manto

Figure 17.15
Longitudinal Section Showing the Resources for the FW Buena Fé Vein

Figure 17.16
Longitudinal Section Showing the Resources for the Soto Vein

Figure 17.17
Longitudinal Section Showing the Resources for the Epsilon Vein

Figure 17.18
Longitudinal Section Showing the Resources for the La Blanca Vein

Figure 17.19
Longitudinal Section Showing the Resources for the Mi Niña Vein

Micon has conducted an audit of the Endeavour Silver resource and reserve estimates for the period ending December 31, 2010, and considers these estimates to have been reasonably prepared and to conform to the current CIM standards and definitions for estimating resources and reserves, as required under NI 43-101 regulations. Accordingly, Micon accepts Endeavour Silver’s resource and reserve estimates as an appropriate basis for the ongoing mining operations at the Guanaceví Mines project. In Micon’s opinion there are no significant technical, legal, environmental or political considerations which would affect the extraction and processing of the resources and reserves at the Guanaceví Mines project.

17.9       MICON VALIDATION

17.9.1     Operations

Micon was provided with the resource model for Porvenir both for the active mining area and the near mine exploration area. The details of the methodology adopted by the team of geologists at the Porvenir mine are explained above. The block models reviewed included the three veins of Porvenir North, Porvenir Dos and Porvenir Quatro.

Micon carried out several checks to validate the resource models as detailed below.

Review of Outlier Samples

Micon was provided with cumulative distribution plots for linear metal accumulation for gold and silver for all three areas. The values were capped to the value at 97.5 percentile of the data. Different capping was used for underground chip samples and drill hole samples. The capping value used for each mineralized vein is provided in Table 17.28. Micon agrees with the method applied to analyze outlier samples and concurs with the results.

Table 17.28
Capping Values for Different Mineralised Veins.

Chip Sample Assay Capping - Vein Only
Zone	Percentile	Au Accumulation (m. g/t)	Ag Accumulation (m. g/t)
Porvenir Zone 1	0.975	2.01	1357
Porvenir Zone 2	0.975	3.98	1526
Porvenir Zone 2 North Splay	0.975	3.83	2152
Porvenir Dos	0.975	4.54	1892
Porvenir Quatro	0.975	5.40	1329
Drill hole Sample Assay Capping - Vein Only
Zones 1, 2 and Zone 2 North	0.975	1.65	709
Porvenir Dos	0.975	1.21	439
Porvenir Quatro	0.975	1.40	409

Block Model Review

The resource models provided to Micon were interpolated using ordinary kriging/SGS simulation. All of the veins were converted to a horizontal planar structure and 2-D estimation was carried out. Estimation was carried out on linear metal accumulation and vein thickness rather than grade and the grades were recalculated in the estimation post-processing stage. The details of the parameters used are presented in Sections 17.4.4 through 17.4.8. Micon reviewed these resource models using two methods.

1.

Decluster Plots: Micon declustered the drill hole/chip sample data and block model data for each vein to a block size of 25 m X 25 m x width of the vein. Scatter plots were created to confirm the relation between the informing samples and block model estimates. The declustered plots for gold and silver are provided in Figures 17.20 to 17.29.

Figure 17.20
Decluster Plot for Silver (Vein 1 of Porvenir North)

Figure 17.21
Decluster Plot for Gold (Vein 1 of Porvenir North)

Figure 17.22
Decluster Plot for Silver (Vein 2 of Porvenir North)

Figure 17.23
Decluster Plot for Gold (Vein 2 of Porvenir North)

Figure 17.24
Decluster Plot for Silver (Vein North of Porvenir North)

Figure 17.25
Decluster Plot for Gold (Vein North of Porvenir North)

Figure 17.26
Decluster Plot for Silver (Porvenir Dos)

Figure 17.27
Decluster Plot for Gold (Porvenir Dos)

Figure 17.28
Decluster Plot for Silver (Porvenir Quatro)

Figure 17.29
Decluster Plot for Gold (Porvenir Quatro)

The declustered plots do not show any bias and are close to a 1:1 regression line.

2.

Swath Plots: Sections were created with a width of 25 metres, as shown in Figure 17.30. The average grade for informing samples and the estimated block model grades were calculated and plotted as line plots. Values were plotted for gold and silver for all the five veins. The plots for silver are provided in Figures 17.31 to 17.35 and for gold in Figures 17.36 to 17.40.

Figure 17.30
25 m Sections along the Plane of Mineralization

Figure 17.31
Swath Plot for Silver (Vein 1 of Porvenir North)

Figure 17.32
Swath Plot for Silver (Vein 2 of Porvenir North)

Figure 17.33
Swath Plot for Silver (Vein North of Porvenir North)

Figure 17.34
Swath Plot for Silver (Porvenir Dos)

Figure 17.35
Swath Plot for Silver (Porvenir Quatro)

Figure 17.36
Swath Plot for Gold (Vein 1 of Porvenir North)

Figure 17.37
Swath Plot for Gold (Vein 2 of Porvenir North)

Figure 17.38
Swath Plot for Gold (Vein North of Porvenir North)

Figure 17.39
Swath Plot for Gold (Porvenir Dos)

Figure 17.40
Swath Plot for Gold (Porvenir Quatro)

Conclusion

Micon has reviewed the five block models and considers all to be reasonable estimates of the available data. However, the swath plots indicate under-estimation of the block grade compared to the available sample grade. Micon recommends the following:

1.	Endeavour has adopted a new method of grade interpolation (SGS) in Porvenir Dos and Porvenir Quatro. It would be reasonable to stabilize the method by calibrating it with linear method of estimation.

2.	As suggested in previous reviews, Micon recommends that reconciliations be prepared of block model estimates to actual production.

3.	It is recommended that the new interpolation method be reviewed thoroughly.

17.9.2    Exploration Division Areas (San Pedro Project)

The other exploration areas within the San Pedro project area of the Guanaceví concessions which are at advanced stages of exploration are the Noche Buena, Buena Fé, Epsilon-Soto and the Milache-La Blanca-Mi Niña areas. Endeavour Silver has used the traditional 2-D polygonal method to estimate Indicated and Inferred resources. Micon considers this approach sensible in view of the limited number of drill holes. In these areas, Endeavour Silver capped the drill hole samples statistically, based on the cumulative probability of approximately 95%. The cut-off grades then applied to the resources in the San Pedro area are as follows:

  San Pedro: 100 g/t silver equivalent or 50 g/t silver plus >3.5% combined lead and zinc. This cut-off is consistent with Micon’s previous recommendation.

The various veins have different characteristics and, where geological continuity is well demonstrated, the cut-off may be lowered in order to maintain a coherent resource block; this is the case for Noche Buena. In both areas, the geological and mineralization continuity is reasonably demonstrated despite the limited number of holes. Accordingly, Micon has accepted Endeavour Silver’s categorization of resources into Indicated and Inferred.

17.9.3   Overall Comments

Micon considers that the estimation techniques used by Endeavour Silver are appropriate and commensurate with the data levels.

18.0       OTHER RELEVANT DATA AND INFORMATION

At the writing of this report, all relevant data and information regarding Endeavour Silver’s Guanaceví Mines project are included in other sections of this report. This section will focus on covering the items contained in Item 25 of the Form 43-101-F1 Technical Report “Additional Requirements for Technical Reports on Development Properties and Production Properties”

18.1       MINING OPERATIONS

Since January 1, 2007, Endeavour Silver has been in control of the day-to-day mining operations at the Guanaceví Mines project. Endeavour Silver assumed control of the mining operations from a local mining contractor in order to allow for more flexibility in operations and to continue optimizing the costs.

On December 31, 2010, the Guanaceví Mines project had a roster of 401 employees. The mine operates on two 10-hour shifts, 7 days a week, whereas the mill operates on a 24/7 schedule. The miners are skilled and experienced in vein mining and are currently not unionized. There is an incentive system in place rewarding personnel for good attendance, safety and production. Technical services and overall supervision is provided by Endeavour Silver staff. The mine employs geology, planning and surveying personnel and has detailed production plans and schedules. All mining activities are being conducted under the direct supervision and guidance of the mine manager.

An organization chart for the Guanaceví Mines project is shown in Figure 18.1.

18.2       GROUND CONDITIONS

The Porvenir mine is a high grade silver-gold, epithermal vein deposit, characterized by low sulphidation geochemistry and adularia-sericite alteration. The Santa Cruz vein is the host of the silver and gold mineralization. It is oriented northwest and occurs principally within the Guanaceví Formation, with a preferred strike of N45°W and dips of between 50° and 55° to the southwest.

The footwall is an unaltered andesite that has rock quality determinations (RQD) ranging from 80 to 100. This is competent ground that only occasionally requires additional support such as 6-foot spilt-set bolts or shotcrete.

The vein is a classic quartz vein that varies from 1 to 5 m wide, with an average width of approximately 3 m. The footwall contact is defined by a clear change of rock type from vein material to unaltered andesite. The hanging wall contact is typically defined by a clear structural boundary between the vein and the hanging wall rocks, with the contact usually defined as the Santa Cruz fault, a normal fault characterized by striations and fault gouge. The gouge material is typically white clay that can range from 5 mm up to 1 m or 2 m in thickness. The vein is generally self-supporting over the entire width and requires no mechanical supports. When vein widths increase beyond 5 m some local support in the form of split-set bolts and welded wire mesh may be required. In some areas post-mineral movement of the fault has caused some fracturing along the vein.

Figure 18.1
Organization Chart for the Guanaceví Mines Project as of December 31, 2010

In the Porvenir Deep zone, mineralization is hosted both in the vein and in altered and weakly to moderately oxidized wall rocks. The vein and argillic altered andesitic hosts to mineralization are moderately fractured with RQDs ranging from <20% locally to typically 50-80%. Mine workings in the lower levels have openings up to 12 m in width without experiencing serious ground problems, but requiring some ground support. Typically, the wider mineralized zones are not close to the hanging wall fault and are less prone to the hanging wall instability issues seen in some other parts of the mine.

The footwall to the Porvenir Deep zone in its central part consists of oxidized and argillic altered andesite with a number of faults, the latter generally requiring support in the form of split sets. The immediate footwall zone is moderately competent but, from about 10 m to 40 m from the vein, systematic ground support is required, consisting of both split sets and wire mesh. One major fault zone requires more extensive support in the form of timber or steel sets due to water lubrication of the clay-filled fault plane.

The hanging wall is an andesite with adularia-sericite alteration which varies locally from very weak to very strong, depending on the amount of argillic phases. In the zones of intense argillic hanging wall alteration, ground support such as 3.6 m Swellex bolts and welded mesh support straps are required on a 1.5 m by 1.5 m spacing to maintain stability. In these areas there is always a risk of greater dilution and the mine accounts for this when estimating the reserves. Occasionally, a thin cap of vein material is left on the hanging wall to prevent weathering of the clay and assist with stability.

18.3       MINING METHOD

A conventional cut and fill mining method is employed with the stopes generally 100 m long and 20 m high. Access to the stoping areas is provided by a series of primary and secondary ramps located in the footwall. The ramps have gradients from minus 15% to plus 12%, with plus or minus 12% as standard. The cross-sections are 4 metres by 4 metres for the primary ramps and 3.5 metres by 3.5 metres for the secondary ramps.

Stope access is by cross-cuts 90 m long from the laterals to the vein/stope. These crosscuts are 3.0 m by 3.5 m in cross-section and are driven at plus 1% to intersect the stope (this for water drainage). As the stope advances up dip on the vein, the back is taken down in these cross-cuts to maintain access until the cross-cut reaches a maximum inclination of plus 18%.

Mining in the stopes is done with jackleg drills. Back cuts are taken 2 m to 2.5 m high, via vertical up-hole drilling or by breasting. The broken material is mucked out using scooptrams (2 yard or 3.5 yard depending on vein width). Waste fill from mine development is placed in the stope by the same scooptrams to within 2 metres to 2.5 metres of the back. When the vein is less than minimum mining width, the footwall is slashed to provide adequate width. This slashing is done during the fill cycle and the slashed material remains in the stope as fill.

Mining dilution has been estimated by Endeavour Silver as variable, with a minimum of 0.2 metres of overbreak wallrock dilution and a minimum operational vein width of 1.8 metres; additional dilution is derived from the footwall especially in sill development, from occasional hanging wall failure and from re-mucking of floor fill. In general dilution is estimated at being between 10% and 25%, whilst lost ore is estimated at approximately 3%. The dilution material in almost all cases is mineralized and, therefore, it is difficult to estimate its impact on the final grades of the mined ore, particularly as reliable reconciliation is very difficult to achieve; mining dilution is assumed to have an average grade of 90 g/t Ag and 0.01 g/t Au in Porvenir North. Dilution in Porvenir Dos and Porvenir Cuatro is assumed to have an average grade of 10 g/t Ag and 0.01 g/t Au. Dilution grades are based on results from face and chip sampling.

Stopes that have high-grade ore in the sill when started are filled with one metre of cemented rock fill to allow recovery of the sill pillar. The cemented rock fill consists of development waste mixed with 5% by weight ordinary Portland cement and is placed over a five millimetre steel welded mesh on the stope sill. The cemented rock fill is mixed in a muck bay adjacent to the stope by the same scooptrams that will place it in the stope. Three to six sacks of cement (depending on bucket capacity) are simply dumped on top of a bucket of waste, a little water is added and this is mixed a few times by the scooptram and then carried into the stope and dumped on the sill. The cemented rock fill is placed starting at the entrance going into the sill so that the scooptram is driving on top of the fresh fill to provide compaction. This is a common method in Mexico which works well where it is used. Ore and waste transportation is by scooptram and truck haulage.

Ore and waste haulage is performed using two TORO EJC 522 15 tonne underground trucks which are complemented with four nine tonne capacity diesel highway trucks rented from local contractors. For stope and development mucking, Endeavour currently has five 2-yard scooptrams and five 3.5 -yard scooptrams. Two single boom Jumbo drills and jacklegs are used for development headings and stope drilling is by jackleg drilling only. A scissor lift truck for services and ground control is also part of the equipment list. Complete maintenance and service facilities for the underground mobile equipment are located near the mine portal.

At shallower depths in the Porvenir mine, drainage and pumping was minimal as very little ground water was encountered. Water was also brought in from the surface for drilling and dust control. As mining has proceeded deeper, a second pump station has been built at the bottom of the second ventilation borehole to handle water produced from below the water table; the mine is currently pumping to surface from 2,000 to 3,000 gallons per minute, and utilizes two pump stations to handle water from the deep Porvenir. A third pump station is located on the Santa Cruz side of Porvenir North and handles water from the Santa Cruz mine.

Principal mine ventilation is provided by two 100 horsepower, 54 inch conventional exhaust fans in parallel. These fans are located on surface at the head of a 220 m long by 2.1 m diameter borehole. Fresh air is drawn down the ramp, through the workings and exhausted out to the surface through the borehole. This circuit is moving approximately 80,000 cubic feet per minute of air. A second ventilation borehole, 292 m long and 2.4 m diameter located close to the northeastern limit of the deposit uses a 400 horsepower exhaust fan to move 162,000 cubic feet per minute. The second borehole connects the main Porvenir Deep ramp spiral to surface. Secondary ventilation is by conventional axial-vane mine fans that are from 24 to 36 inches in diameter and 25 HP to 50 HP. These fans blow ventilating air into the working headings through ventilation ducting that is 24 or 36 inches in diameter. A third 284 m long inclined, 2.1 m diameter borehole on the Santa Cruz side of the mine was completed in late 2010. This will provide independent ventilation for the Santa Cruz operations.

For the ventilation of Porvenir Dos, two 75 HP exhaust fans installed on surface extract 45,000 cubic feet per minute. Clean air enters the mine through the main ramp. At Porvenir Cuatro, a 180 metre 2.4 metre diameter raise bore was completed in 2010. The extraction of mine exhaust will be through two ZVN 1-14-152/4 100,000 cubic feet per minute fans.

The electrical power for the mine is distributed by a series of substations connected to the public power grid. Electric power arrives at the mine site via 34.5 kV overhead transmission lines which is reduced by a 2,000 kVA transformer to 13.2 kV and distributed to the Santa Cruz mine surface, the Porvenir mine (ramp 4114), surface compressor station and secondary pump station transformers. The power is taken underground at the Porvenir mine at 13.2 kV via the ventilation borehole to the principal underground transformer where it is reduced by a 5M kVA transformer and distributed to portable underground mine transformers where it is reduced further to 480 V. Also the Porvenir mine has a 2,000 kW diesel generator capable of maintaining pumping, secondary ventilation and a compressor in case of any power outage. There is a 350 kW diesel generator in Porvenir 4 and a 950 kW diesel generator in Robbins 1 (Table 18.1).

Table 18.1
Stand-by Electrical Generator Capacity

Equipment	Type	Capacity	Location
Generator 1	CAT 3508	950 kW	Porvenir North (Robbins 1)
Generator 2	CAT 3406	350 kW	Porvenir 4
Generator 3	CAT 3516	2000 kW	Porvenir North (Robbins 2)

Compressed air is provided by seven electric compressors installed on the surface. Compressed air is brought into the mine by a six-inch diameter pipe that passes down the principal ventilation borehole and then branches up and down the ramps in four inch diameter airlines, reducing two inch airlines that enter the individual working places (Table 18.2).

Table 18.2
Compressor Capacity

Equipment	Type	Capacity	Location
Compressor 1	IR SSR-EP150	650 CFM	Porvenir North (Robbins 1)
Compressor 2	IR IRN200HCC	900 CFM	Porvenir North (Robbins 1)
Compressor 3	Twistair Joy (Denver) D25	1,200 CFM	Porvenir North (Robbins 1)
Compressor 4	IR SSR 1500 LAAM55	1,500 CFM	Porvenir 2
Compressor 5	IR SSR 650R-AA15	650 CFM	Porvenir 4
Compressor 6	ATLAS COPCO GA807	650 CFM	Porvenir 4
Compressor 7	IR SSR 1500 LAAM55	1,500 CFM	Porvenir North (Robbins 1)

Complete maintenance and service facilities for the underground mobile equipment are located near the Porvenir North mine portal.

18.4       GRADE CONTROL

The sill faces are mapped on a daily basis by a geologist and tied into the last survey station. The geologist or a sampler spray paints the sample locations and lengths perpendicular to the structures (with less experienced samplers horizontal and vertical samples are also used, until they have the confidence to mark perpendicular samples). The geologist will also spray paint the maximum width for the next round to be drilled. Typically, there are 3-4 samples taken per face: (a) a sample directly above the main mineralized vein; (b) one or two samples in the vein; and (c) a sample directly in the footwall of the vein. A sampler then takes chip samples over the marked sample lengths. The samples are placed in individual sample bags with a numbered tag. The second half of the tag remains in the sample book and all pertinent information about the sample is recorded. This is repeated until all the samples are taken for each face. The samples are collected and then delivered to the MG laboratory for sample preparation and assaying. Field duplicates and blanks are submitted on a daily basis. A similar procedure is followed when taking stope samples. In stopes, back and some footwall channel samples are taken every 2-5 m depending on the stope; typically 3-4 channels are taken in each round, but more or less samples are possible depending on the width of the structure. Typical sample length is approximately 1 metre but varies from 0.5 metres to 2.0 metres; stope sample lengths are measured horizontally and vertically.

Sampling is done by the mine geology staff to identify potential stopes and make forecasts regarding production from working and planned stopes. The best grade control is the direct interaction between the geologist and the miner in the stope on a daily basis. This includes discussions on selective mining, leaving the hanging wall intact and not gouging into the footwall. The geology and engineering staff meet with mining supervision on a weekly basis to discuss the previous week’s production, grade control, and grade control issues, including planned individual stope widths for the coming week. Grade control takes the ongoing involvement of everyone in the mine.

18.5       PRODUCTION

For the year ending December 31, 2010, silver production was 2,448,826 oz and gold production was 6,272 oz. Plant throughput for 2010 was 312,087 tonnes at an average grade of 323 g/t silver and 0.73 g/t gold. In 2010, mill recoveries averaged 75.5% for silver and 85.2% for gold.

Endeavour Silver mine management is currently working on projects to access the deeper portions of already developed ore zones, as well as opening up new mineralized zones.

Two ramps are currently being driven from the Porvenir mine, one into the deep part of the North Porvenir ore zone, where production has already begun, and the other into the deeper portion of the Santa Cruz mine ore zone. The first development headings in Santa Cruz were opened in mid to late 2010.

A ramp driven into Porvenir Dos in 2009 has been completed. Seven production levels were in operation in 2010. Endeavour Silver started a ramp into the Porvenir Cuatro zone in 2010. The development of the first two levels was complete at the end of 2010.

18.6       MINERAL PROCESSING

In 2010, the Guanaceví mill processed ore from the Porvenir mine (North Porvenir and El Porvenir), Porvenir Dos, purchased ore and Bolañitos (Guanajuato) flotation concentrate. In 2010, grinding had a capacity of 855 t/d average.

The flotation circuit has a capacity of approximately 420 t/d, while the cyanide leach circuit can process up to 1,000 t/d. The re-commissioned flotation section started processing ore in October, 2008, but is currently shutdown due to insufficient feed.

The plant consists of the following circuits:

  Crushing: ore bins, conventional crushing with a 30"x42" jaw crusher (Figure 18.2), 24”x36” jaw crusher, a 4-foot secondary cone and 3-foot tertiary cone crushers, a 5’x10’ vibrating screen (-½” to -5/8”).

  Grinding: 5 ball mills, a 10.5’x12’ Hardinge, two 7’x7.5’ Denver, a 5’x 6’ Fimsa ball mill and an Allis-chalmers 5’x4’.

  Cyanidation and CCD circuit: 16 leach tanks in two series (12 tanks of 20’x20’ and 4 tanks of 30’x30’).

  Merrill-Crowe circuit with 2 leaf clarifiers and one de-aeration tower.

  Refinery: two gas fired furnaces.

  Flotation.

Figure 18.2
Newly Installed 30”x42” Jaw Crusher

Oxidized ore is ground and pumped to a 50-foot diameter thickener, where it is thickened to 50% solids. The thickened slurry is transferred to 2 series of agitated leach tanks (12 units of 20’x20’ and 4 units of 30’x30’) that are arranged for gravity flow from tank to tank. NaCN is added to the slurry at a ratio of 2.7 kg per tonne of solids. The solution from the leaching tanks is processed in a counter-current decantation circuit through five thickeners. The pregnant solution goes to the Merrill-Crowe plant for clarification and precipitation of the silver and gold. The retention time in the leaching plant is about 72 hours.

A gas furnace smelts the precipitate to produce doré, which typically averages 98% silver and is shipped and processed at the Peñoles Met-Mex facility in Torreón for final refining. The refined gold and silver is sold through Auramet in London, England.

The assay laboratory utilizes wet assaying, fire assaying and atomic absorption methods. The laboratory does all of the assaying required for mill processing, as well as assaying mine and exploration samples. Duplicates and blanks are run on a regular basis, as well as check assays at outside laboratories. An external audit was carried out by the Stewart Group and a complete remodelling of the old sample preparation area was completed, along with the installation of a dust collection system.

18.7       TAILINGS DAM

The mill lies adjacent to historic tailings dams which are not utilized in current operations, and a new tailings pond (Figure 18.3). Endeavour Silver has sampled the old tailings and it is believed that re-treatment of the tailings could possibly add to the economics of the Guanaceví Mines project in the future. Any potential resources in the historic tailings are beyond the scope of this report.

The new tailings dam was constructed using the centreline method and is completely lined. The process water is recycled back to the mill.

In 2010, the new access road around the tailings pond was completed. A future plan calls for the installation of two filter presses with a capacity of 1,350 tonnes to dry the tailings. Dry stacking of tailings will increase the life of the tailings pond. This project should be completed by the end of 2011.

Figure 18.3
Aerial View of the Plant and Tailings Facilities of the Guanaceví Mines Project

18.8       CONTRACTS

Endeavour Silver has no contract agreements for mining, smelting, refining, transportation, handling or sales, that are outside of normal or generally accepted practices within the mining industry. Endeavour Silver has a policy on not hedging or forward selling any of its products.

18.9       ENVIRONMENTAL CONSIDERATIONS AND SAFETY

The Guanaceví Mines project monitors all the effluents and air quality at the site. Regular monitoring and laboratory testing are conducted either by Endeavour Silver staff or out-sourced to qualified contractors. Regular meetings are held with the local Ejido and President of the Municipality of Guanaceví to discuss areas of mutual concern.

The mill and mine recycle batteries, oils, greases, steel and aluminum.

The mine and mill have induction meetings and tours with all new employees and hold daily safety meetings with all employees.

In 2010, Endeavour Silver received the Certificate of Clean Industry which is valid until May 2012. This certificate acknowledges Endeavour Silver’s efforts in complying with the rules and regulations set forth by the Mexican environmental authority (SEMARNAT).

Endeavour Silver has an environmental contingency plan in place to take immediate action in controlling any incident, correcting the main cause of the incident, and implementing the actions needed to prevent it from happening again.

Environmental projects currently being worked on at the Guanaceví Mines project include:

  Continuing with internal audits and water tests.

  Reforestation using native plants, carried out by employees and together with the local schools in Guanaceví.

  Transplanting Cactácea in affected areas.

  Maintaining a local greenhouse to grow plants used in planting operations.

  Maintaining the water treatment facilities.

  General cleaning and painting activities at the MG plant, office and staff living quarters at the “Colonia” and at the mine.

Endeavour Silver acknowledges the importance of the safety and health of its employees, while at the same time improving the quality of their lives. To ensure this, Endeavour Silver has implemented safety programs to prevent accidents and work-related illnesses, and raise awareness of the value of these programs, and to promote improvement of the conditions and work environment in every area of the Guanaceví Mines project. Specific objectives include:

  To protect all personnel from possible work risks that could cause health damage.

  To provide the employees with the necessary training and emphasize the precautions required to prevent accidents.

  To establish safety regulations for all work areas and activities.

  To provide the employees with rules, guidelines and basic procedures about safety and health in order to prevent risks in every area of the workplace.

Endeavour Silver has designed a personnel training program to prevent workplace accidents, which is registered at the Ministry of Labour and Social Prevention.

Endeavour Silver has established mine rescue training at the Guanaceví Mines project. The objective is to have on site a team of mine rescue personnel that can take control of any accident in the mine, including the most serious risk, a mine-related fire. A total of 15 employees are currently enrolled in the mine rescue program. Ongoing training is being conducted by a qualified mine rescue trainer who previously worked seven years for Peñoles at the Cienega mine in Durango.

18.10       TAXES

Taxation in Canada and Mexico is often complex and varies from one jurisdiction to the other. There are numerous calculations and allowances, all of which are outside the scope of this report. However, taxes are all levied in the normal course of business. Endeavour Silver is subject to the taxing jurisdictions of Durango, Mexico and Canada. Endeavour Silver represents that all taxes assessed have been paid or will be paid when due, aside from any protests or other tax relief available under law.

18.11       CAPITAL COST ESTIMATES

In 2010, the plant expansion and upgrade program continued at the Guanaceví Mines project. During the year emphasis was on expanding plant capacity.

Capital projects completed in 2010 included:

  Mine development, 7,580 m.
  New access road around tailing pond.
  Pumps stations.
  Electrical power substations.
  Robbins drill for Porvenir Cuatro.
  Robbins drill for Santa Cruz.

In 2011, Endeavour Silver has US $18,8 million budgeted for capital projects at the Guanaceví Mines project (Table 18.3). This budget for capital expenditure on the mine and plant and is in addition to the exploration budget presented in Section 20.0 below.

Table 18.3
2011 Capital Cost Estimates for the Guanaceví Mines Project

Description	Cost (US $)
Mine equipment	5,235,500
Assay laboratory	44,462
Plant	3,699,412
Tailings	491,191
Mine exploration	699,510
Development	8,140,807
Buildings	246,692
Office Equipment	214,800
Vehicles	30,000
Total	18,802,375

Table provided by Endeavour Silver Corp.

18.12       2010 OPERATING COSTS

The cash operating cost of silver produced at the Guanaceví Mines project in fiscal year 2010 was $8.34 per oz, compared to $7.99 in 2009 (Table 18.4). Cash operating cost per oz of silver is calculated net of gold credits and royalties. On a per tonne of ore processed basis, the cash operating costs in 2010 averaged US $113.69/t compared to US $86.24/t in 2009.

18.13       2011 PRODUCTION FORECAST

For 2011, Endeavour Silver is forecasting to produce 2.616 million ounces of silver and 5,325 ounces of gold from the Guanaceví Mines project. Plant throughput for 2011 is forecast at 353,000 t at an estimated average grade of 304 g/t silver and 0.53 g/t gold. Recoveries are forecast to average 78% and 82% for silver and gold, respectively. Plant throughput is based on production from the Porvenir North mine, Porvenir Dos mine and third party ore bought from local miners. The production plan for the Porvenir mine reserves is presented in the following section.

The property has a substantial undeveloped resource potential. Beyond 2010, Endeavour Silver believes that continued exploration and development will lead to the discovery of new resources, and Endeavour Silver actively continues acquiring rights to new properties in the Guanaceví district.

Table 18.4
2009 and 2010 Operating Costs for the Guanaceví Mines Project

(In US $000s except oz produced / payable and cash cost/oz)	Year Ended Dec 31, 2010	Three Months Ended Dec 31, 2010	Three Months Ended Sep 30, 2010	Three Months Ended June 30, 2010	Three Months Ended Mar 31, 2010
Cost of Sales	$28,750	$7,125	$8,163	$7,300	$6,162
Add/(Subtract):
Royalties	($1,212)	($322)	($147)	($515)	($228)
Change in Inventories	($259)	$527	($1,056)	$316	($46)
Change in By-Product Inventories	$676	$585	($255)	$63	$283
By-Product gold sales	($7,727)	($2,472)	($1,751)	($1,948)	($1,556)
Cash Operating Costs	$20,228	$5,443	$4,954	$5,216	$4,615

Oz Produced	2,448,946	666,343	585,422	622,385	574,796
Oz Payable	2,424,457	659,681	579,566	616,161	569,049

Cash Operating Cost Per Oz US $*	$8.34	$8.25	$8.55	$8.47	$8.11
(In US $000s except oz produced / payable and cash cost/oz)	Year Ended Dec 31, 2009	Three Months Ended Dec 31, 2009	Three Months Ended Sep 30, 2009	Three Months Ended June 30, 2009	Three Months Ended Mar 31, 2009
Cost of Sales	$20,255	$8,142	$4,908	$3,782	$3,423
Add/(Subtract):
Royalties	($820)	$27	($296)	($334)	($271)
Change in Inventories	$455	($1,790)	$68	$1,442	$735
Change in By-Product Inventories	($661)	$188	($24)	($676)	($149)
By-Product gold sales	($4,427)	($2,495)	($885)	($423)	($624)
Cash Operating Costs	$14,802	$4,072	$3,771	$3,791	$3,168

Oz Produced	1,870,337	587,477	457,609	415,775	409,476
Oz Payable	1,851,634	581,603	453,033	411,617	405,381

Cash Operating Cost Per Oz US $*	$7.99	$7.00	$8.32	$9.21	$7.81

*Based on payable silver production attributable to cost of sales Table provided by Endeavour Silver Corp.

18.14	PORVENIR - PORVENIR DOS - PORVENIR CUATRO - SANTA CRUZ MINE RESERVES PRODUCTION PLAN 2011 - 2012

The life-of-mine plan for the Porvenir mine and Porvenir Dos forecasts production of 1,331,942, tonnes at an average recoverable grade of 301 g/t silver and 0.54 g/t gold, to produce 9,574,366 ounces of silver and 18,983 ounces of gold during the next 3 years. Plant recoveries are forecast to average 74% for silver and 82% for gold.

The mine plan also includes development advance and ore production from the Santa Cruz and Porvenir Cuatro resources. The development of these projects has been considered in the capital budget for 2011. Ore production from these resources will be stockpiled near the process plant. The mine plan was prepared by the Guanaceví Mines project engineering department.

For 2011, the mine plan forecasts production of 2.616 million ounces of silver and 5,325 oz of gold from the Porvenir North and Porvenir Dos mines, as well as third party material. Plant throughput is forecast at 353,000 t at an average grade of 304 g/t silver and 0.53 g/t gold.

The production plan forecasts that mining of the reserves will be completed in December, 2013. The average monthly production rate is 18,951 t from the Porvenir North mine and 2,000 t from the Porvenir Dos mine. To achieve the planned production the mine plan forecasts a total of 9,630 m of development, with an average monthly advance of 803 m in Porvenir mine. No development is scheduled at Porvenir Dos. Development of the Porvenir Dos was completed in 2010.

The mine plan tonnages and grades for North Porvenir, Porvenir Dos, Porvenir Cuatro are based on the fully diluted models; all models were created at the 2010 year-end. Different variables were applied to the block model estimations, based on mine considerations. An ore loss of 3% was considered for all mines. A mine recovery of 97% was taken in Porvenir Dos based on poor stability in the north side of the stopes, and 90% recovery was considered in Porvenir Cuatro; this is a safety factor used because of the uncertainty of the resource. Recovery of 60% was the safety factor of the Santa Cruz deposit; this factor is higher because there is a higher degree of uncertainty. The dilution factor for Porvenir Cuatro was 15%, since the widths of the vein were greater than 4 m. For Santa Cruz, 25% dilution was taken, with grades of 40 g/t silver and 0.05 g/t gold used for the diluting material.

The mine plan is based on the mining methodology and equipment described in Section 18.3. The mine plan assumes 6 jackleg production crews for ore production. Development will be performed by 2 jackleg crews and 2 jumbo crews. Each crew works a 10 hour shift, with two shifts being operated 365 days in the year. Production crews produce 60 t per shift, drilling 35 blast holes. Development jacklegs crew blast an average of one round per shift, with an average advance of 1.5 m. The average jackleg advance per shift from the 2 crews is 3 m. The jumbo crews blast on average 1.5 rounds per shift with an average round advance of 2.8 m, giving an effective shift advance of 4.2 m for the two crews.

Endeavour Silver’s mine and development plan through December, 2011 is shown in Figures 18.4 and 18.5 for Porvenir North and Figure 18.6 for Porvenir Dos.

Figure 18.4
Longitudinal Section of the Porvenir North Mine (looking northeast) showing Mine and Development Plan through December, 2011

Porvenir North
Mine Plan
REB 3123
REB3124N
REB 3125 N
REB 3126 N
REB 3127 N
REB 3128 N
REB 3129 N
REB 3130 N
REB 3125
REB 3126
REB 3127
REB 3128
REB 3129
REB 3130
PLAN 2010-2011 BY QUARTER
4Q 2010
1Q 2011
2Q 2011
3Q 2011
4Q 2011

Figure provided by Endeavour Silver Corp

Figure 18.5
Longitudinal Section of the Porvenir North Mine Central (looking northeast) showing Mine and Development Plan through December, 2011

Figure 18.6
Longitudinal Section of the Porvenir Dos Mine (looking northeast) showing Mine and Development Plan through December, 2011

Porvenir Dos
Mine Plan
Surface
REB 3401
9000 Ton.
PLAN 2010-2011 BY QUARTER
1Q 2010
1Q 2011
2Q 2011
3Q 2011
4Q 2011
REB 3403
REB 3404
REB 3405
REB 3406
REB 3407

Figure provided by Endeavour Silver Corp.

19.0      INTERPRETATION AND CONCLUSIONS

19.1      DISCUSSION AND INTERPRETATION

      19.1.1      General Statement

Endeavour Silver’s Guanaceví Mines project has an extensive mining history and well known silver and gold bearing vein systems. The ongoing exploration programs have continued to demonstrate the potential for the discovery of additional resources and reserves as development and exploration at the mine continue.

In addition, since taking over the day-to-day operation of the mine, Endeavour Silver has continued to implement measures in a number of areas which have culminated in increased productivity and efficiency, leading to cost savings. Further improvements in implementing low cost mining techniques should allow mining to be expanded beyond the boundaries of previously mined areas and extend into new areas.

      19.1.2      The Audit Process

Micon’s audit of the reserves/resources for Endeavour Silver was carried out in two stages: (a) verification of data and associated in-house protocols and (b) analysis of data, its manipulation and results.

For verification of data and in-house protocols, Micon relied on the evidence gathered from the site visits, during which first-hand information was gathered on reserve/resource blocks, QA/QC protocols, level of geological/mineralization understanding, visual confirmation of mineralization in drill cores and underground exposures and resource/reserve database construction. Details on the information gathered have been provided in Section 14. With respect to the reserve/resource tonnages and grades, Micon’s audit focused on drilling/sampling density, choice and suitability of estimation methodology, reasonableness of estimates including accuracy of calculations/computations. Details on the various methodologies have been provided in Section 17.

      19.1.3      The Audit Results

Micon has audited Endeavour Silver’s updated reserve and resource estimates for the period ending December 31, 2010. The results of the reserve estimate are presented in Table 19.1, while the indicated and inferred mineral resources are presented in Tables 19.2 and 19.3, respectively. Currently (i.e. as at December 31, 2010), there are no Measured resources. The mineral reserve figures reported here are in addition to the reported mineral resources.

Table 19.1
December 31, 2010 Proven and Probable Mineral Reserve Estimate, Guanaceví Mines Project

Reserve Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver Equivalent (g/t)	Silver (oz)	Gold (oz)	Silver Equivalent (oz)
Proven	466,000	313	0.64	353	4,689,000	9,600	5,283,000
Probable	816,000	237	0.40	262	6,218,000	10,000	6,866,000
Total Proven and Probable	1,282,000	265	0.49	295	10,907,000	20,000	12,149,000

Table 19.2
December 31, 2010 Indicated Mineral Resource Estimate, Guanaceví Mines Project

Resource Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver Equivalent (g/t)	Silver (oz)	Gold (oz)	Silver Equivalent (oz)
Measured	---	---	---	---	---	---	---
Indicated	2,309,000	232	0.46	259	17,215,000	34,200	19,247,000
Total Measured and Indicated	2,309,000	232	0.46	259	17,215,000	34,200	19,247,000

Table 19.3
December 31, 2010 Inferred Mineral Resource Estimate, Guanaceví Mines Project

Resource Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver Equivalent (g/t)	Silver (oz)	Gold oz	Silver Equivalent (oz)
Inferred	2,070,000	219	0.46	246	14,564,000	30,400	16,349,000
Total Inferred	2,070,000	219	0.46	246	14,564,000	30,400	16,349,000

In addition to these reserves and resources, Guanaceví has a stockpile as detailed in Table 19.4. However, although the stockpile was inspected during Micon’s June, 2010 site visit, it was not subject to the Micon audit.

Table 19.4
December 31, 2010 Stockpile Reserves, Guanaceví Mines Project

Resource Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver Equivalent (g/t)	Silver (oz)	Gold (oz)	Silver Equivalent (oz)
Proven	110,000	313	0.50	338	1,107,000	1,800	1,215,000
Total Stockpile	110,000	313	0.50	338	1,107,000	1,800	1,215,000

The process of mineral resource and reserve estimation includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material. The reserve and resource figures in Tables 19.1 through 19.3 have been rounded in most cases to reflect that the numbers are estimates. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

19.2      CONCLUSIONS

      19.2.1      Reserve/Resource Audits

Following its review, Micon is satisfied that the geology/exploration teams at Guanaceví have acquired a good understanding of the geology and mineralization controls which have an important bearing on resource estimates and future exploration programs. Thus, the resource estimation process (in particular for new reserve/resource blocks) is well supported by a good geological/mineralization model. The acquisition of the Ballmark Core Orientation System has enhanced the abilities of Endeavour’s Silver’s exploration division in determining the geometry of the manto type deposits at Buena Féand other structurally complex targets.

Endeavour Silver has a robust QA/QC system which is enhanced by the Century Systems Technology data management software. Based on its data verification as detailed under Section 14, Micon is satisfied that the database used in the reserve/resource estimate is credible.

Micon has conducted an audit of the Endeavour Silver resource and reserve estimates for the period ending December 31, 2010, and considers these estimates to have been reasonably prepared and to conform to the current CIM standards and definitions for estimating resources and reserves as required under NI 43-101 regulations. Micon also considers that all the estimation techniques used by Endeavour Silver are appropriate and commensurate with the data levels. Accordingly, Micon accepts Endeavour Silver’s resource and reserve estimates as an appropriate basis for the ongoing mining operations at the Guanaceví Mines project. In Micon’s opinion, there are no significant technical, legal, environmental or political considerations which would affect the extraction and processing of the resources and reserves at the Guanaceví Mines project.

      19.2.2      Future Potential

Micon believes that the land controlled by Endeavour Silver continues to be highly prospective both along strike and down dip of the existing mineralization and that further resources could be converted into reserves with additional exploration and development.

Endeavour Silver is in the position of being able to apply modern exploration concepts and technology to one of the major historical mining districts in Mexico which previously had experienced only limited exploration. Therefore, Micon believes that the property continues to hold the potential for the discovery of deposits of similar character and grade as those currently being exploited or mined in the past, either along the trend of the vein or at depth below the presently exploited areas.

In the case of the Guanaceví Mines project, although a number of mineralized areas have been exploited in the past, improvements in mining techniques have allowed mining to be expanded within the boundaries of previously mined areas and extended into new areas.

Micon is satisfied that Endeavour Silver’s exploration and development objectives for the year ended December 31, 2010 have been met, as evidenced by the discovery of the Epsilon-Soto and La Blanca-Mi Nina deposits and a significant increase in resources/reserves in other areas. Micon believes that the program for further exploration on the Guanaceví Mines project proposed by Endeavour Silver is both warranted and justified as the potential for the continuing discovery of additional resources is good.

20.0      RECOMMENDATIONS

20.1      2011 EXPLORATION PROGRAMS

Endeavour Silver’s exploration programs are ongoing and exploration efficiencies appear to be improving progressively as new resources are being discovered.

In 2011, Endeavour Silver plans a follow-up exploration program focused on several of the new discoveries made in the San Pedro sub-district near Endeavour's mining operation at Guanaceví and testing several new prospective targets within the district. The primary long-term goal of this program is to expand reserves and resources and to identify properties for potential acquisition in the Guanaceví district for future growth.

The 2011 exploration program is planned to include 10,000 m of core in 35 surface diamond drill holes to test mantos, stockworks and veins in the San Pedro area in the Guanaceví district. The manto style mineralization in the Buena Féarea (San Pedro) represents an area with considerable potential and could be prioritized in the 2011 drilling plans.

Drilling proposed for the San Pedro area will mainly test high grade veins and mantos in the Epsilon-Soto vein and Santa Isabel areas. Mineralized zones are principally comprised of quartz, carbonate and adularia veins with sphalerite, galena and pyrite, hosted in Tertiary-age volcaniclastic andesite.

Given that (1) the known mineralization on the Santa Cruz vein extends some 4,500 m along strike, (2) the mineralized zones in the Deep Santa Cruz, Porvenir, Porvenir Dos and Alex Breccia areas are open at depth, and (3) the down-dip potential of the Deep Santa Cruz, Porvenir, Porvenir Dos and Alex Breccia areas does not appear to be constrained by the increase in base-metal to silver and gold ratios, Endeavour Silver could reasonably expect that further exploration may yield additional mineralized areas which could have a positive impact on the resources and possibly on the reserves as exploration and development continue at the Guanaceví Mines project. Micon believes that the program for further exploration on the Guanaceví Mines project proposed by Endeavour Silver is both warranted and justified as the potential for the continuing discovery of additional resources is good.

The proposed exploration program will focus on expanding the highest priority discovery areas in order to prepare them for an updated reserve/resource report at year-end 2011.

Table 20.1 summarizes the planned 2011 exploration budget for the Guanaceví Mines project.

Table 20.1
Guanaceví Exploration Priority Targets – 2011

Project Area	2011 Program			Budget US $
	Holes	Metres	Samples
San Pedro Surface	35	10,000	4,675	1,780,700
Porvenir Mine Surface & Underground	15	5,000	1,500	791,000
Totals	50	15,000	6,175	2,571,700

Table provided by Endeavour Silver Corp.

Exploration Target Areas

Priority targets include San Pedro and La Brisa surface, and Porvenir mine surface and underground. For each of these targets, the programs are:

1.	San Pedro.

	a)	Surface mapping/sampling/trenching.

	b)	Epsilon – Soto & Other San Pedro: surface diamond drilling (4,500 m).

	c)	Santa Isabel – San Joaquin area: surface diamond drilling (4,000 m).

2.	La Brisa area: surface diamond drilling (1,500 m).

3.	Porvenir mine surface and underground – exploration development; underground diamond drilling (5,000 m).

The detailed budget for the priority exploration targets for Endeavour Silver’s exploration division is summarized in Table 20.2.

Table 20.2
Guanaceví Exploration Division Budget – 2011

Area	Activity (units)	Units	Unit Cost	Total Cost
			(US$)	(US$)
Epsilon-Soto	Assays - Rock and soil (sample)	200	30.00	6,000
	Assays - Core (sample)	1,050	40.00	42,000
	Consultants (days)	10	1,200.00	12,000
	Diamond drilling (m)	3,000	120.00	360,000
	Field and office supplies (weeks)	10	500.00	5,000
	Housing and food (weeks)	10	300.00	3,000
	Geology and engineering personnel (weeks)	10	3,500.00	35,000
	Salaries - labour (weeks)	10	1,600.00	16,000
	Trenches, roads, drill pads and reclamation (weeks)	10	2,000.00	20,000
	Travel and lodging (weeks)	10	100.00	1,000
	Vehicle inc. gasoline, repair and maintenance (weeks)	10	200.00	2,000
	Surface use agreements (months)	3	5,000.00	15,000
	Expenses non deductable (weeks)	10	100.00	1,000
	Epsilon et al Subtotal			518,000
San Joaquin - Santa Isabel	Assays - Rock and soil (sample)	400	30.00	12,000
	Assays - Core (sample)	1,500	40.00	60,000
	Diamond drilling (m)	4,000	120.00	480,000

Area	Activity (units)	Units	Unit Cost	Total Cost
			(US$)	(US$)
	Field and office supplies (weeks)	15	500.00	7,500
	Housing and food (weeks)	15	300.00	4,500
	Geology and engineering personnel (weeks)	15	3,500.00	52,500
	Salaries - labour (weeks)	15	1,000.00	15,000
	Trenches, roads, drill pads and reclamation (weeks)	15	6,000.00	90,000
	Trenches – sampling only (days)	10	500.00	5,000
	Travel and lodging (weeks)	15	100.00	1,500
	Vehicle inc. gasoline, repair and maintenance (weeks)	15	200.00	3,000
	Surface use agreements (months)	5	5,000.00	25,000
	Expenses non deductable (weeks)	15	100.00	1,500
	San Joaquin - Santa Isabel Subtotal			745,500
San Pedro Central (La Blanca, Mi Nina, Milache etc.)	Assays - Rock and soil (sample)	100	30.00	3,000
	Assays - Core (sample)	500	40.00	20,000
	Diamond drilling (m)	1,500	120.00	180,000
	Field and office supplies (weeks)	6	500.00	3,000
	Housing and food (weeks)	6	300.00	1,800
	Geology and engineering personnel (weeks)	6	2,500.00	15,000
	Salaries - labour (weeks)	6	1,400.00	8,400
	Trenches, roads, drill pads and reclamation (weeks)	6	2,000.00	12,000
	Travel and lodging (weeks)	6	100.00	600
	Vehicle inc. gasoline, repair and maintenance (weeks)	6	200.00	1,200
	Surface use agreements (months)	2	5,000.00	10,000
	Expenses non deductable (weeks)	6	100.00	600
	San Pedro Central Subtotal			255,600
Brisa	Assays - Rock and soil (sample)	400	30.00	12,000
	Assays - Core (sample)	525	40.00	21,000
	Diamond drilling (m)	1,500	120.00	180,000
	Field and office supplies (weeks)	8	500.00	4,000
	Housing and food (weeks)	8	300.00	2,400
	Geology and engineering personnel (weeks)	8	2,500.00	20,000
	Salaries - labour (weeks)	8	1,000.00	8,000
	Trenches, roads, drill pads and reclamation (weeks)	8	1,000.00	8,000
	Trenches – sampling only (days)	10	500.00	5,000
	Travel and lodging (weeks)	8	100.00	800
	Vehicle inc. gasoline, repair and maintenance (weeks)	8	200.00	1,600
	Surface use agreements (months)	2	5,000.00	10,000
	Expenses non deductable (weeks)	8	100.00	800
	Brisa Subtotal			261,600
	GUANACEVÍ PROJECT EXPLORATION TOTAL			1,780,700

Table supplied by Endeavour Silver (Note:The total amount is exclusive of the US $791,000 alloocated to Porvenir mine for surface and underground exploration)

Micon has reviewed Endeavour Silver’s proposal for further exploration on its Guanaceví Mines property and recommends that Endeavour Silver conducts the exploration program as proposed subject to funding and any other matters which may cause the proposed exploration program to be altered in the normal course of its business activities or alterations which may affect the program as a result of exploration activities themselves.

20.2      FURTHER RECOMMENDATIONS

Micon makes the following additional recommendations to assist Endeavour Silver in its exploration and resource/reserve estimation processes:

1)	Micon recommends that future budgets should include modern-day technology sampling tools to improve the quality of the underground samples used for evaluation.

2)

Micon recommends that Endeavour Silver continues to develop an effective reconciliation plan for the Guanaceví Mines project. The ability to be able to reconcile the ore mined and milled on a stope-by-stope basis to the original estimates for the stope will be a critical factor in future resource and reserve estimations. The reconciliations will form the basis of reviewing dilution estimates, mining loss and gain estimates, and will assist in reviewing the classification categories of the resources.

3)	Micon recommends that, as further data are generated from mining, more detailed examination of the modelling parameters should be undertaken to develop better estimation protocols.

4)	Micon recommends that the new method of grade interpolation (SGS – see Section 17) applied to Porvenir Dos and Porvenir Cuatro be stabilized by relating it to a linear method of estimation.

21.0      DATE AND SIGNATURE PAGE

MICON INTERNATIONAL LIMITED
“William J. Lewis”
William J. Lewis, B.Sc., P.Geo.
Senior Geologist	March 15, 2011
“Charley Z. Murahwi”
Charley Z. Murahwi, M.Sc., P.Geo, MAusIMM
Senior Geologist	March 15, 2011
“Robert J. Leader”
Robert J. Leader, P.Eng
Senior Mining Engineer	March 15, 2011
“Dibya Kanti Mukhopadhyay”
Dibya Kanti Mukhopadhyay, M.Sc, MAusIMM
Senior Mineral Resource Geologist	March 15, 2011

22.0      REFERENCES

Endeavour Silver, (2008), Endeavour Silver Corp. Management Discussion and Analysis for the Year Ended December 31, 2007, Draft Copy, 23 p.

Devlin, B.D., (2008) NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico.

Lewis, W.J. Leader, R.J. and Mukhopadhyay, D.K., (2007), NI 43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico, 103 p.

Lewis, W.J., Murahwi, C., Leader, R.J. and Mukhopadhyay, D.K., (2009), NI 43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanaceví Project, Durango State, Mexico, 224 p.

Lewis, W.J., Murahwi, C., Leader, R.J. and Mukhopadhyay, D.K., (2010), NI 43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanaceví Project, Durango State, Mexico, 275 p.

Olson, A. E., (2006), Technical Report, Mineral Resource and Minera Reserve Estimate, Guanaceví Mines Project, Durango, Mexico for Endeavour Silver, 122 p.

Salas, G.P., et al, (1991), Economic Geology, Mexico, Volume P-3 of the Geology of North America, in The Decade of North American Geology Project series by The Geological Society of America, Inc., 438 p.

Southworth, J.R., (1905), Las Minas de México (Edición Ilustrada) Historia, Geologia, Antigua Mineria y Descipción General de los Estados Mineros de la República Mexicana, En Español é Inglés, 260 p.

Spring, V., (2005), A Technical Review of the North Porvenir Zone, Santa Cruz Mine, Guanaceví Mines Project in Durango State, Mexico for Endeavour Silver Corp. 67 p.

23.0      CERTIFICATES OF AUTHORS

CERTIFICATE OF AUTHOR
WILLIAM J. LEWIS

As the co-author of this report on the Guanaceví Mines project of Endeavour Silver Corp., in Durango State, Mexico, I, William J. Lewis do hereby certify that:

1)

I am employed by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail wlewis@micon- international.com;

2)	I hold the following academic qualifications:

B.Sc. (Geology)      University of British Columbia      1985

3)

I am a registered Professional Geoscientist with the Association of Professional Geoscientists of Manitoba (membership # 20480); as well, I am a member in good standing of several other technical associations and societies, including:

Association of Professional Engineers and Geoscientists of British Columbia (Membership # 20333)

Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Membership # 1450)

Association of Professional Geoscientists of Ontario (Membership # 1522)

The Geological Association of Canada (Associate Member # A5975)

The Canadian Institute of Mining, Metallurgy and Petroleum (Member # 94758)

4)	I have worked as a geologist in the minerals industry for 25 years;

5)

I am familiar with NI 43-101 and, by reason of education, experience and professional registration; I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 4 years as an exploration geologist looking for gold and base metal deposits, more than 11 years as a mine geologist in underground mines and 5 years as a surficial geologist and consulting geologist on precious and base metals and industrial minerals;

6)	I visited the property in December, 2006 and have not conducted further site visits to the property;

7)	I have co-authored the previous Micon Technical Reports for the mineral properties in question;

8)

As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

9)	I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services;

10)

I am responsible for the preparation of sections 1, through 11, 15 16, 18, 19, 21 and jointly wrote sections 12, 13, and 20 of the Technical Report dated March 15, 2011 entitled “NI 43-101 Technical Report Audit of the Resource and Reserve Estimate for the Guanaceví Mines Project, Durango State Mexico.”

Dated this 15 day of March, 2011

“William J. Lewis”

William J. Lewis, B.Sc., P.Geo.
Senior Geologist,
Micon International Limited

CERTIFICATE OF AUTHOR
CHARLEY Z. MURAHWI

As a co-author of this report on the Guanaceví Mines project of Endeavour Silver Corp., I, Charley Z. Murahwi do hereby certify that:

1)

I am employed as an Senior Geologist by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, telephone 416 362 5135, fax 416 362 5763, e-mail cmurahwi@micon-international.com.

2)	I hold the following academic qualifications:

B. Sc. (Geology ) University of Rhodesia, Zimbabwe, 1979;

Diplome d'Ingénieur Expert en Techniques Minières, Nancy, France, 1987;

M. Sc. (Economic Geology), Rhodes University, South Africa, 1996.

3)

I am a registered Professional Geoscientist of Ontario (membership number 1618), a member of the Australasian Institute of Mining & Metallurgy (AusIMM) (membership number 300395) and am also a registered Professional Natural Scientist with the South African Council for Natural and Scientific Professions (membership # 400133/09).

4)	I have worked as a mining and exploration geologist in the minerals industry for over 28 years;

5)

I do, by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 14 years on gold, silver, copper, tin and tantalite projects (on and off- mine), and 12 years on Cr-Ni-Cu-PGE deposits in layered intrusions/komatiitic environments.

6)

I visited the Guanaceví Mines project in Mexico during the periods 6 to 9 September, 2008, 20 to 22 November, 2009 and 23 to 25 June, 2010. I also visited the Endeavour Silver exploration office in Durango (Mexico) on 5 September, 2008 and on 19 November, 2009.

7)	I have co-authored the previous Micon Technical Reports for the mineral properties in question;

8)

As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

9)	I am independent of the parties involved in the Guanaceví property, other than providing consulting services;

10)	I have read the NI 43-101 and the portions of this Technical Report for which I am responsible have been prepared in compliance with this Instrument.

11)

I am responsible for the preparation of section 14 and co-authored sections 1 to 20 of this Technical Report dated March 15, 2011 and entitled “NI 43-101 Technical Report Audit of the Resource and Reserve Estimate for the Guanaceví Mines Project, Durango State, Mexico.”

Dated this 15th day of March, 2011

“Charley Z. Murahwi”

Charley Z. Murahwi, M.Sc., P. Geo. MAusIMM

CERTIFICATE OF AUTHOR
ROBERT JAMES LEADER

As the co-author of this report on the Guanaceví project of Endeavour Silver Corp., in Durango State, Mexico, I, Robert James Leader do hereby certify that:

1)

I am employed by, and carried out this assignment for, Micon International Limited, Suite 205, 700 West Pender Street, Vancouver, BC, V6C 1G8, tel. (604) 647-6463, fax (604) 647-6455, e-mail jleader@micon-international.com;

2)	I hold the following academic qualifications:

ACSM (First Class)        Camborne School of Mines - 1974
M.Sc. (Engineering)       Queens University, Kingston, Ontario - 1981

3)

I am a registered Professional Engineer with the Association of Professional Engineers and Geoscientists of British Columbia (Membership #13896), I am a member in good standing of other technical associations and societies, including:

The Canadian Institute of Mining, Metallurgy and Petroleum

The Institute of Materials, Minerals and Mining (IOM3), UK

4)	I have worked as a mining engineer in the minerals industry for 32 years;

5)

I am familiar with NI 43-101 and, by reason of education, experience and professional registration; I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 3 years working as a mining engineer on a base metal underground mine, and over 15 years as a senior mining engineer and consultant carrying out reserves estimates and mine planning and design for diverse mining projects both underground and open pit;

6)	I have not visited the Guanaceví Mines Project in Mexico;

7)	I have co-authored the previous Micon Technical Reports for the mineral properties in question;

8)

As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

9)	I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services;

10)

In this report, I am responsible for the preparation of parts of Sections 1, 2, 17.7, and 17.8, and parts of Sections 19 and 20 of the technical report dated March 15, 2011 entitled “NI 43-101 Technical Report Audit of the Resource and Reserve Estimate on the Guanaceví Project, Durango State, Mexico.”

Dated this 15th day of March 2011

“Robert J. Leader”

Robert J. Leader, M.Sc., P.Eng.
Senior Mining Engineer
Micon International Limited

CERTIFICATE OF AUTHOR
DIBYA KANTI MUKHOPADHYAY

As the co-author of this report on the Guanaceví project of Endeavour Silver Corp., in Durango State, Mexico, I, DIBYA KANTI MUKHOPADHYAY do hereby certify that:

1)

I am employed by, and carried out this assignment for, Micon International Co. Limited, Suite 10, Keswick Hall, Norwick, United Kingdom of Great Britain and Northern Ireland, tel. 0044(1603) 501 501, fax 0044(1603) 507 007, e-mail dk@micon-international.co.uk;

2)	I hold the following academic qualifications:

M.Sc. (Applied Geology) Jadavpur University, Kolkata, India 1993

3)

I am a member of the Australasian Institute of Mining and Metallurgy (Member # 225557); as well, I am a member in good standing with The Canadian Institute of Mining, Metallurgy and Petroleum (Member # 140645)

4)	I have worked as a geologist in the minerals industry for almost 14 years;

5)

I am familiar with NI 43-101 and, by reason of education, experience and professional registration; I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 3 years as an exploration geologist looking for gold and base metal deposits, more than 3 years as a mine geologist in open pit and underground mines and 8 years as a surficial geologist and consulting geologist on precious and base metals and industrial minerals;

6)	I have visited the Guanaceví Mines Project in Mexico from 23 to 25 June, 2010.

7)	I have co-authored the previous Micon Technical Reports for the mineral properties in question;

8)

As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

9)	I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services;

10)

I am responsible for the Micon audited resource estimate and related portions of Sections 1, 14, 17, 17.9, 19 and 20, except for those portions of the report discussing the reserves of the technical report dated March 15, 2011 entitled “NI 43-101 Technical Report Audit of the Resource and Reserve Estimate on the Guanaceví Project, Durango State Mexico.”

Dated this 15th day of March 2011

“Dibya Kanti Mukhopadhyay”

Dibya Kanti Mukhopadhyay, M.Sc, MAusIMM
Senior Mineral Resource Geologist,
Micon International Limited

APPENDIX A

GLOSSARY OF MINING TERMS

GLOSSARY AND DEFINED TERMS

The following is a glossary of certain mining terms that may be used in this Technical Report.

A

Adit	A horizontal passage from the surface into the mine providing access to a mineral deposit.

Ag	Silver.

Assay	A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.

Au	Gold.

B

Backfill	Waste material used to fill the void created by mining an orebody.

Ball mill	A steel cylinder filled with steel balls into which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.

Base metal	Any non-precious metal (eg. copper, lead, zinc, nickel, etc.).

Blasthole	A drill hole in a mine that is filled with explosives in order to blast loose a quantity of rock.

Block caving	An inexpensive method of mining in which large blocks of ore are undercut, causing the ore to break or cave under its own weight.

Bulk mining	Any large-scale, mechanized method of mining involving many thousands of tonnes of ore being brought to surface per day.

Bulk sample

A large sample of mineralized rock, frequently hundreds of tonnes, selected in such a manner as to be representative of the potential orebody being sampled. Used to determine metallurgical characteristics.

Bullion	Metal formed into bars or ingots.

Byproduct	A secondary metal or mineral product recovered in the milling process.

C

Calcine	Name given to concentrate that is ready for smelting (i .e. the sulphur has been driven off by oxidation).

Chalcopyrite	A sulphide mineral of copper and iron; the most important ore mineral of copper.

Channel sample	A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 10 cm wide and 2 cm deep.

Chip sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face.

Chute	An opening, usually constructed of timber and equipped with a gate, through which ore is drawn from a stope into mine cars.

CIM Standards	The CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council from time to time.

CIM	The Canadian Institute of Mining, Metallurgy and Petroleum.

Concentrate	A fine, powdery product of the milling process containing a high percentage of valuable metal.

Contact	A geological term used to describe the line or plane along which two different rock formations meet.

Core	The long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

Core sample	One or several pieces of whole or split parts of core selected as a sample for analysis or assay.

Cross-cut

A horizontal opening driven from a shaft and (or near) right angles to the strike of a vein or other orebody. Also used to signify that a drill hole is crossing the mineralization at or near right angles to it.

Cu	Copper.

Custom smelter	A smelter which processes concentrates from independent mines. Concentrates may be purchased or the smelter may be contracted to do the processing for the independent company.

Cut-off grade

The lowest grade of mineralized rock that qualifies as ore grade in a given deposit, and is also used as the lowest grade below which the mineralized rock currently cannot be profitably exploited. Cut-off grades vary between deposits depending upon the amenability of ore to gold extraction and upon costs of production.

Cyanidation	A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving it in a weak cyanide solution. May be carried out in tanks inside a mill or in heaps of ore out of doors.

Cyanide	A chemical species containing carbon and nitrogen used to dissolve gold and silver from ore.

D

Dacite	The extrusive (volcanic) equivalent of quartz diorite.

Decline	A sloping underground opening for machine access from level to level or from surface; also called a ramp.

Deposit	An informal term for an accumulation of mineralization or other valuable earth material of any origin.

Development	Underground work carried out for the purpose of opening up a mineral deposit. Includes shaft sinking, cross-cutting, drifting and raising.

Development drilling	Drilling to establish accurate estimates of mineral resources or reserves.

Dilution	Rock that is, by necessity, removed along with the ore in the mining process, subsequently lowering the grade of the ore.

Diorite	An intrusive igneous rock composed chiefly of sodic plagioclase, hornblende, biotite or pyroxene.

Dip	The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.

Drift	A horizontal or nearly horizontal underground opening driven along a vein to gain access to the deposit.

E

Ejido	A local community of people who own the surface rights to an area of land

Endeavour Silver	Endeavour Silver Corp., including, unless the context otherwise requires, the Company's subsidiaries.

Epithermal	Hydrothermal mineral deposit formed within one kilometer of the earth’s surface, in the temperature range of 50–200°C.

Epithermal deposit	A mineral deposit consisting of veins and replacement bodies, usually in volcanic or sedimentary rocks, containing precious metals or, more rarely, base metals.

Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

F

Face	The end of a drift, cross-cut or stope in which work is taking place.

Fault	A break in the Earth's crust caused by tectonic forces which have moved the rock on one side with respect to the other.

Flotation	A milling process in which valuable mineral particles are induced to become attached to bubbles and float as others sink.

Fold	Any bending or wrinkling of rock strata.

Footwall	The rock on the underside of a vein or ore structure.

Fracture

A break in the rock, the opening of which allows mineral-bearing solutions to enter. A "cross-fracture" is a minor break extending at more-or-less right angles to the direction of the principal fractures.

G

g/t or gpt	Grams per metric tonne.

Galena	Lead sulphide, the most common ore mineral of lead.

Grade

Term used to indicate the concentration of an economically desirable mineral or element in its host rock as a function of its relative mass. With gold, this term may be expressed as grams per tonne (g/t) or ounces per tonne (opt).

Gram	0.0321507 troy ounces.

H

Hanging wall	The rock on the upper side of a vein or ore deposit.

High grade	Rich ore. As a verb, it refers to selective mining of the best ore in a deposit.

Host rock	The rock surrounding an ore deposit.

Hydrothermal	Processes associated with heated or superheated water, especially mineralization or alteration.

I

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Intrusive	A body of igneous rock formed by the consolidation of magma intruded into other

K

km	Kilometre(s). Equal to 0.62 miles.

L

Leaching	The separation, selective removal or dissolving-out of soluble constituents from a rock or ore body by the natural actions of percolating solutions.

Level	The horizontal openings on a working horizon in a mine; it is customary to work mines from a shaft, establishing levels at regular intervals, generally about 50 m or more apart.

Limestone	A bedded, sedimentary deposit consisting chiefly of calcium carbonate.

M

m	Metre(s). Equal to 3.28 feet.

Marble	A metamorphic rock derived from the recrystallization of limestone under intense heat and pressure.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Metallurgy	The science and art of separating metals and metallic minerals from their ores by mechanical and chemical processes.

Metamorphic	Affected by physical, chemical, and structural processes imposed by depth in the earth’s crust.

Mill	A plant in which ore is treated and metals are recovered or prepared for smelting; also a revolving drum used for the grinding of ores in preparation for treatment.

Mine	An excavation beneath the surface of the ground from which mineral matter of value is extracted.

Mineral	A naturally occurring homogeneous substance having definite physical properties and chemical composition and, if formed under favorable conditions, a definite crystal form.

Mineral Claim

That portion of public mineral lands which a party has staked or marked out in accordance with federal or state mining laws to acquire the right to explore for and exploit the minerals under the surface.

Mineralization	The process or processes by which mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit.

Mineral Reserve

The economically mineable part of a Measured or Indicated Mineral resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. AMineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined. The term mineral reserve used in this Technical Report is a Canadian mining term as defined in accordance with NI 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM), Standards on Mineral Resource and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000, updated on December 11, 2005 and further updated as of November 27, 2010 (the CIM Standards).

Mineral Resource

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. The term mineral resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which mineral reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase reasonable prospects for economic extraction implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A mineral resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions, might become economically extractable. The term mineral resource used in this Technical Report is a Canadian mining term as defined in accordance with NI 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM), Standards on Mineral Resource and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000, updated on December 11, 2005 and further updated as of November 27, 2010 (the CIM Standards).

N

Net Smelter Return

A payment made by a producer of metals based on the value of the gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

O

Open Cut	A term sometimes used to differentiate mining workings which are excavated beneath the surface of the ground but remain exposed to the surface.

Ounce	A measure of weight in gold and other precious metals, correctly troy ounces, which weigh 31.2 grams as distinct from an imperial ounce which weigh 28.4 grams.

Outcrop	An exposure of rock or mineral deposit that can be seen on surface, that is, not covered by soil or water.

Oxidation	A chemical reaction caused by exposure to oxygen that results in a change in the chemical composition of a mineral.

oz	Ounce

oz/t or opt	Ounces per metric tonne

P

Pb	Lead

Plant

A building or group of buildings in which a process or function is carried out; at a mine site it will include warehouses, hoisting equipment, compressors, maintenance shops, offices and the mill or concentrator.

Pyrite

A common, pale-bronze or brass-yellow, mineral. Pyrite has a brilliant metallic luster and has been mistaken for gold. Pyrite is the most wide-spread and abundant of the sulphide minerals and occurs in all kinds of rocks.

Q

Qualified Person

Conforms to that definition under NI 43-101 for an individual: (a) to be an engineer or geoscientist with at least five years' experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) to have experience relevant to the subject matter of the mineral project and the technical report; and (c) to be a member in good standing of a professional association that, among other things, is self-regulatory, has been given authority by statute, admits members based on their qualifications and experience, requires compliance with professional standards of competence and ethics and has disciplinary powers to suspend or expel a member.

R

Raise	A vertical hole between mine levels used to move ore or waste rock or to provide ventilation.

Ramp	An inclined underground tunnel which provides access for exploration or a connection between levels of a mine.

Reclamation	The restoration of a site after mining or exploration activity is completed.

Recovery Rate

A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of the material recovered compared to the total material present.

Refining	The final stage of metal production in which impurities are removed from the molten metal.

Refractory ore	Ore that resists the action of chemical reagents in the normal treatment processes and which may require pressure leaching or other means to effect the full recovery of the valuable minerals.

S

Shaft	A vertical passageway to an underground mine for moving personnel, equipment, supplies and material including ore and waste rock.

Shoot	A concentration of mineral values; that part of a vein or zone carrying values of ore grade.

Skarn	Name for the metamorphic rocks surrounding an igneous intrusive where it comes in contact with a limestone or dolostone formation.

Sphalerite	A zinc sulphide mineral; the most common ore mineral of zinc.

Stockpile	Broken ore heaped on surface, pending treatment or shipment.

Stope	An area in an underground mine where ore is mined.

Strike	The direction, or bearing from true north, of a vein or rock formation measure on a horizontal surface.

Stringer	A narrow vein or irregular filament of a mineral or minerals traversing a rock mass.

Sulphides	A group of minerals which contains sulfur and other metallic element such as copper and zinc. Gold is usually associated with sulphide enrichment in mineral deposits.

T

Tailings	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.

Tailings pond

A low-lying depression used to confine tailings, the prime function of which is to allow enough time for heavy metals to settle out or for cyanide to be destroyed before water is discharged into the local watershed.

Tonne	A metric ton of 1,000 kilograms (2,205 pounds).

Tunnel	A horizontal underground opening, open to the atmosphere at both ends.

V

Vein	A fissure, fault or crack in a rock filled by minerals that have travelled upwards from some deep source.

W

Wall rocks	Rock units on either side of an orebody. The hanging wall and footwall rocks of an orebody.

Waste	Unmineralized, or sometimes mineralized, rock that is not minable at a profit.

Z

Zn	Zinc

Zone	An area of distinct mineralization.

APPENDIX B

EXPLORATION STATISTICS

DRILL HOLE AND CHANNEL DATA

Exploratory Statistics – Porvenir North
Zone 1 Histograms of Thickness, Capped and Uncapped Au and Ag – All Data (Drillholes and Chip)

Exploratory Statistics – Porvenir North
Zone 1 Histograms for Capped and Uncapped Au and Ag Accumulation– All Data (Drillholes and Chip)

Exploratory Statistics – Porvenir North
Zone 1 Histograms of Declustered Thickness, Capped and Uncapped Au and Ag – All Data (Drillholes and Chip)

Exploratory Statistics – Porvenir North
Zone 1 Histograms for Declustered Capped and Uncapped Au and Ag Accumulation– All Data (Drillholes and Chip)

Exploratory Statistics – Porvenir North
Zone 1 Log Histograms of Thickness, Capped and Uncapped Au and Ag – All Data (Drillholes and Chip)

Exploratory Statistics – Porvenir North
Zone 1 Log Histograms for Capped and Uncapped Au and Ag Accumulation– All Data (Drillholes and Chip)

Exploratory Statistics – Porvenir North
Zone 1 Log Histograms of Declustered Thickness, Capped and Uncapped Au and Ag – All Data (Drillholes and Chip)

Exploratory Statistics – Porvenir North
Zone 1 Log Histograms for Declustered Capped and Uncapped Au and Ag Accumulation–All Data (Drillholes and Chip)

Exploratory Statistics – Porvenir North
Zone 2 Histograms of Thickness, Capped and Uncapped Au and Ag – All Data (Drillholes and Chip)

Exploratory Statistics – Porvenir North
Zone 2 Histograms for Capped and Uncapped Au and Ag Accumulation– All Data (Drillholes and Chip)

Exploratory Statistics – Porvenir North
Zone 2 Histograms of Declustered Thickness, Capped and Uncapped Au and Ag – All Data (Drillholes and Chip)

Exploratory Statistics – Porvenir North
Zone 2 Histograms for Declustered Capped and Uncapped Au and Ag Accumulation– All Data (Drillholes and Chip)

Exploratory Statistics – Porvenir North
Zone 2 Log Histograms of Thickness, Capped and Uncapped Au and Ag – All Data (Drillholes and Chip)

Exploratory Statistics – Porvenir North
Zone 2 Log Histograms for Capped and Uncapped Au and Ag Accumulation– All Data (Drillholes and Chip)

Exploratory Statistics – Porvenir North
Zone 2 Log Histograms of Declustered Thickness, Capped and Uncapped Au and Ag – All Data (Drillholes and Chip)

Exploratory Statistics – Porvenir North
Zone 2 Log Histograms for Declustered Capped and Uncapped Au and Ag Accumulation–All Data (Drillholes and Chip)

Exploratory Statistics – Porvenir North
Zone 2 North Histograms of Thickness, Capped and Uncapped Au and Ag – All Data (Drillholes and Chip)

Exploratory Statistics – Porvenir North
Zone 2 North Histograms for Capped and Uncapped Au and Ag Accumulation– All Data (Drillholes and Chip)

Exploratory Statistics – Porvenir North
Zone 2 North Histograms of Declustered Thickness, Capped and Uncapped Au and Ag – All Data (Drillholes and Chip)

Exploratory Statistics – Porvenir North
Zone 2 North Histograms for Declustered Capped and Uncapped Au and Ag Accumulation–All Data (Drillholes and Chip)

Exploratory Statistics – Porvenir North
Zone 2 North Log Histograms of Thickness, Capped and Uncapped Au and Ag – All Data (Drillholes and Chip)

Exploratory Statistics – Porvenir North
Zone 2 North Log Histograms for Capped and Uncapped Au and Ag Accumulation– All Data (Drillholes and Chip)

Exploratory Statistics – Porvenir North
Zone 2 North Log Histograms of Declustered Thickness, Capped and Uncapped Au and Ag –All Data (Drillholes and Chip)

Exploratory Statistics – Porvenir North
Zone 2 North Log Histograms for Declustered Capped and Uncapped Au and Ag Accumulation– All Data (Drillholes and Chip)

Exploratory Statistics – Porvenir Dos
Histograms of Thickness, Capped and Uncapped Au and Ag – All Data (Drillholes and Chip)

Exploratory Statistics – Porvenir Dos
Histograms for Capped and Uncapped Au and Ag Accumulation– All Data (Drillholes and Chip)

Exploratory Statistics – Porvenir Dos
Histograms of Declustered Thickness, Capped and Uncapped Au and Ag – All Data (Drillholes and Chip)

Exploratory Statistics – Porvenir Dos
Histograms for Declustered Capped and Uncapped Au and Ag Accumulation– All Data (Drillholes and Chip)

Exploratory Statistics – Porvenir Dos
Log Histograms of Thickness, Capped and Uncapped Au and Ag – All Data (Drillholes and Chip)

Exploratory Statistics – Porvenir Dos
Log Histograms for Capped and Uncapped Au and Ag Accumulation– All Data (Drillholes and Chip)

Exploratory Statistics – Porvenir Dos
Log Histograms of Declustered Thickness, Capped and Uncapped Au and Ag – All Data (Drillholes and Chip)

Exploratory Statistics – Porvenir Dos
Log Histograms for Declustered Capped and Uncapped Au and Ag Accumulation– All Data (Drillholes and Chip)

Exploratory Statistics – Porvenir Cuatro
Histograms of Thickness, Capped and Uncapped Au and Ag – Drillhole Data

Exploratory Statistics – Porvenir Cuatro
Histograms for Capped and Uncapped Au and Ag Accumulation– Drillhole Data

Exploratory Statistics – Porvenir Cuatro
Histograms of Declustered Thickness, Capped and Uncapped Au and Ag – Drillhole Data

Exploratory Statistics – Porvenir Cuatro
Histograms for Declustered Capped and Uncapped Au and Ag Accumulation– Drillhole Data

Exploratory Statistics – Porvenir Cuatro
Log Histograms of Thickness, Capped and Uncapped Au and Ag – Drillhole Data

Exploratory Statistics – Porvenir Cuatro
Log Histograms for Capped and Uncapped Au and Ag Accumulation– Drillhole Data

Exploratory Statistics – Porvenir Cuatro
Log Histograms of Declustered Thickness, Capped and Uncapped Au and Ag – Drillhole Data

Exploratory Statistics – Porvenir Dos
Log Histograms for Declustered Capped and Uncapped Au and Ag Accumulation– All Data (Drillholes and Chip)

Exploratory Statistics – Porvenir North
Probability Plot Drillhole Assays (Left) Au Accumulation, (Right) Ag Accumulation (Vein Only)

Exploratory Statistics – Porvenir North - Zone 1
Probability Plot Chip Assays (Left) Au Accumulation, (Right) Ag Accumulation (Vein Only)

Exploratory Statistics – Porvenir North – Zone 2
Probability Plot Chip Assays (Left) Au Accumulation, (Right) Ag Accumulation (Vein Only)

Exploratory Statistics – Porvenir North – Zone 2 North
Probability Plot Chip Assays (Left) Au Accumulation, (Right) Ag Accumulation (Vein Only)

Exploratory Statistics – Porvenir Dos
Probability Plot Drillhole Assays (Left) Au Accumulation, (Right) Ag Accumulation (Vein Only)

Exploratory Statistics – Porvenir Dos
Probability Plot Chip Assays (Left) Au Accumulation, (Right) Ag Accumulation (Vein Only)

Exploratory Statistics – Porvenir Cuatro
Probability Plot Drillhole Assays (Left) Au Accumulation, (Right) Ag Accumulation (Vein Only)

APPENDIX C

VARIOGRAPHY

Variogram Models – Porvenir North
Zone 1 (SCV Main) – True Width (TW) Channel Data

Figure C- 1: Zone 1 Chip Data – True Width Omni Directional Variogram

Figure C- 2: Zone 1 Chip Data – True Width Principal Directional Variogram

Figure C- 3: Zone 1 Chip Data – True Width Perpendicular Directional Variogram

Figure C- 4: Chip Data – True Width Variogram Model

Zone 1 (SCV Main) - True Width (TW) Drill Data

Figure C- 5: Zone 1 Drillhole Data – True Width Omni Directional Variogram

Figure C- 6: Zone 1 Drillhole Data – True Width Principal Directional Variogram

Figure C- 7: Zone 1 Drillhole Data – True Width Perpendicular Directional Variogram

Figure C- 8: Drill Data – True Width Variogram Model

Zone 1 (SCV Main) – Capped Ag Accumulation (CAP_AAG) Channel Data

Figure C- 9: Zone 1 Channel Data – CAP_AAG Omni Directional Variogram

Figure C- 10: Zone 1 Channel Data – CAP_AAG Principal Directional Variogram

Figure C- 11: Zone 1 Channel Data – CAP_AAG Perpendicular Directional Variogram

Figure C- 12: Zone 1 Channel Data – CAP_AAG Variogram Model

Zone 1 (SCV Main) – Capped Ag Accumulation (CAP_AAG) Drillhole Data

Figure C- 13: Zone 1 Drillhole Data – CAP_AAG Omni Directional Variogram

Figure C- 14: Zone 1 Drillhole Data – CAP_AAG Principal Directional Variogram

Figure C- 15: Zone 1 Drillhole Data – CAP_AAG Perpendicular Directional Variogram

Figure 23.1: Zone 1 Drillhole Data – CAP_AAG Variogram Model

Zone 1 (SCV Main) – Capped Au Accumulation (CAP_AAU) Channel Data

Figure C- 16: Zone 1 Channel Data – CAP_AAU Omni Directional Variogram

Figure C- 17: Zone 1 Channel Data – CAP_ AAU Principal Directional Variogram

Figure C- 18: Zone 1 Channel Data – CAP_ AAU Perpendicular Directional Variogram

Figure C- 19: Zone 1 Channel Data – CAP_ AAU Variogram Model

Zone 1 (SCV Main) – Capped Au Accumulation (CAP_AAU) Drillhole Data

Figure C- 20: Zone 1 Drillhole Data – CAP_AAU Omni Directional Variogram

Figure C- 21: Zone 1 Drillhole Data – CAP_ AAU Principal Directional Variogram

Figure C- 22: Zone 1 Drillhole Data – CAP_ AAU Perpendicular Directional Variogram

Figure C- 23: Zone 1 Drillhole Data – CAP_ AAU Variogram Model

Zone 2 (SCV Deep Porvenir / North Splay) – True Width (TW) Channel Data

Figure C- 24: Zone 2 Chip Data – True Width Omni Directional Variogram

Figure C- 25: Zone 2 Chip Data – True Width Principal Directional Variogram

Figure C- 26: Zone 2 Chip Data – True Width Perpendicular Directional Variogram

Figure 23.2: Zone 2 Chip Data – True Width Variogram Model

Zone 2 (SCV Deep Porvenir / North Splay) - True Width (TW) Drill Data

Figure C- 27: Zone 2 Drillhole Data – True Width Omni Directional Variogram

Figure C- 28: Zone 2 Drillhole Data – True Width Principal Directional Variogram

Figure C- 29: Zone 2 Drillhole Data – True Width Perpendicular Directional Variogram

Figure 23.3: Drill Data – True Width Variogram Model

Zone 2 (SCV Deep Porvenir / North Splay) – Capped Ag Accumulation (CAP_AAG) Channel Data

Figure C- 30: Zone 2 Channel Data – CAP_AAG Omni Directional Variogram

Figure C- 31: Zone 2 Channel Data – CAP_AAG Principal Directional Variogram

Figure C- 32: Zone 2 Channel Data – CAP_AAG Perpendicular Directional Variogram

Figure 23.4: Zone 2 Channel Data – CAP_AAG Variogram Model

Zone 2 (SCV Deep Porvenir / North Splay) – Capped Ag Accumulation (CAP_AAG) Drillhole Data

Figure C- 33: Zone 2 Drillhole Data – CAP_AAG Omni Directional Variogram

Figure C- 34: Zone 2 Drillhole Data – CAP_AAG Principal Directional Variogram

Figure C- 35: Zone 2 Drillhole Data – CAP_AAG Perpendicular Directional Variogram

Figure 23.5: Zone 2 Drillhole Data – CAP_AAG Variogram Model

Zone 2 (SCV Deep Porvenir / North Splay) – Capped Au Accumulation (CAP_AAU) Channel Data

Figure C- 36: Zone 2 Channel Data – CAP_AAU Omni Directional Variogram

Figure C- 37: Zone 2 Channel Data – CAP_ AAU Principal Directional Variogram

Figure C- 38: Zone 2 Channel Data – CAP_ AAU Perpendicular Directional Variogram

Figure C- 39: Zone 2 Channel Data – CAP_ AAU Variogram Model

Zone 2 (SCV Deep Porvenir / North Splay) – Capped Au Accumulation (CAP_AAU) Drillhole Data

Figure C- 40: Zone 2 Drillhole Data – CAP_AAU Omni Directional Variogram

Figure C- 41: Zone 2 Drillhole Data – CAP_ AAU Principal Directional Variogram

Figure C- 42: Zone 2 Drillhole Data – CAP_ AAU Perpendicular Directional Variogram

Figure C- 43: Zone 2 Drillhole Data – CAP_ AAU Variogram Model

Variogram Models – Porvenir Cuatro
Variograms (True Width (TW), Capped Au Accumulation (CAP_AAU), Capped Ag Accumulation (CAP_AAG) Drillhole Data

Figure C- 44: Porvenir Cuatro Drillhole Data – Omni Directional Variogram

Figure C- 45: Porvenir Cuatro Drillhole Data –Principal Direction Variogram

Figure C- 46: Porvenir Cuatro Drillhole Data –Perpendicular Direction Variogram

Figure C- 47: Zone 2 Drillhole Data – CAP_ AAU Variogram Model